

13003648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

AHS

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-27687

BSQUARE CORPORATION
(Exact name of registrant as specified in its charter)

Washington	**91-1650880**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

110 110th Avenue NE, Suite 200, Bellevue, Washington 98004
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (425) 519-5900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2012 was approximately $26,000,000 based on the closing price of $2.99 per share of the registrant's common stock as listed on the NASDAQ Global Select Market.

The number of shares of common stock outstanding as of January 31, 2013: 11,104,985

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be delivered to shareholders in connection with the 2013 annual meeting of shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

BSQUARE CORPORATION

FORM 10-K

TABLE OF CONTENTS



BSQUARE

FORGING SMART CONNECTIONS

2012 Annual Report and Proxy Statement

www.bsquare.com

November 1, 2013

Dear Fellow Shareholders,

During 2012 and 2013 to date we have continued to deliver important products and services to the smart connected device ecosystem worldwide. Highlights for this period include the following:

- Renewed our contract with Microsoft to support the My Ford Touch program, in which Bsquare has played a significant role throughout its development.
- Increased our business with The Coca-Cola Company.
- Developed applications that manage customer data in the cloud for Costa Coffee.
- Launched our HTML5 porting product to enable developers to create rich user interfaces and experiences, including infotainment applications.
- Added two new global handset manufacturers to our portfolio of customers. For both customers we provided services based on the Android Operating System.
- Expanded the scope of our relationship with Qualcomm.

However, despite these solid accomplishments, our financial results to date have not met our goals or expectations, or yours. During the second half of this year Bsquare has taken significant steps to correct this situation, better position the Company to serve its customers and to ensure our financial health:

- In July 2013 we added two new Board Members, Harel Kodesh and Jerry Chase. This added significant operating and industry experience to the Board, enhancing the ability of directors to work closely with Management in the crafting of our strategic growth plans.
- In parallel with the addition of the two new Board Members, Andrew Harries was elected as Board Chair to lead the Board as it works with Management to shape the strategic direction of our Company.
- In September 2013 Brian Crowley stepped down as CEO, and Board Member Jerry Chase was appointed interim CEO.
- With the goal of restoring the Company to profitability and positive cash flow, in October 2013 the company implemented a restructuring that included a workforce reduction that impacted approximately 20% of the Company's personnel. To ensure critical mass in our regional offices, in Asia we consolidated regional operations into our Taiwan office, closing our office in Beijing, China; in Europe we consolidated operations into our UK division and closed our Munich, Germany office. The restructuring targeted approximately $4 million in annual cost savings and brought the Company more into alignment with our customers' needs.

Going forward, Bsquare will maintain its focus on building strategic solutions for our customers while maintaining profitability and positive cash flow. In addition we believe Bsquare is well positioned to increase its participation in the rapidly growing Internet of Things market. As we drive to grow in this market we will initially seek to deepen and broaden our relationships with our existing World-class customers. We look forward to reporting our progress towards these goals during the coming year.

We wish to thank you, our shareholders for your continued interest in Bsquare!

Sincerely,





Jerry Chase
Interim Chief Executive Officer

Andrew Harries
Chairman of the Board

PART I

Item 1. *Business.*

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including any information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology, which when used are meant to signify the statement as forward-looking. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and situations that are difficult to predict and that may cause our own, or our industry's, actual results to be materially different from the future results that are expressed or implied by these statements. Accordingly, actual results may differ materially from those anticipated or expressed in such statements as a result of a variety of factors, including those set forth under Item 1A, "Risk Factors." Such forward-looking statements include, but are not limited to, statements with respect to the following:

- the development of the smart, connected systems market and our ability to address its opportunities and challenges;
- the adoption of the various Microsoft® Windows Embedded and Windows Mobile operating systems as well as Android, Linux, QNX and other operating systems that our software offerings support as the systems of choice for many device hardware and software vendors;
- our business plan and our strategy for implementing our plan;
- our ability to expand and capitalize on our strategic relationships with silicon vendors and other hardware and software vendors;
- our ability to maintain our relationship with Microsoft Corporation ("Microsoft") and expectations related to our distribution of Windows Mobile and other Microsoft Windows Embedded operating systems;
- our ability to address challenges and opportunities in the international marketplace;
- our ability to develop our technology and expand our proprietary software and service offerings; and
- our anticipated working capital needs and capital expenditure requirements, including our ability to meet our anticipated cash needs.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers, however, should carefully review the factors set forth in this and other reports or documents that we file from time to time with the Securities and Exchange Commission ("SEC").

BUSINESS

Overview

As used in this Annual Report on Form 10-K, "we," "us", "our" and "the Company" refer to BSQUARE Corporation. We provide software solutions to companies that develop smart, connected systems. A smart, connected system is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE or Google Android) and is usually connected to a network or data cloud via a wired or wireless connection. Examples of smart, connected systems include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and in-vehicle telematics and entertainment devices. We focus on smart, connected systems that utilize various Microsoft Windows Embedded and Windows Mobile operating systems, specifically Windows Embedded Compact, Windows Embedded Standard 7 and 8, Windows Mobile™, Windows Phone 8 and Windows Embedded 8 Handheld as well as devices running other popular operating systems such as Android, Linux, and QNX.

We have been providing software solutions to the smart, connected systems marketplace since our inception. Our customers include world class original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs") and enterprises, as well as silicon vendors ("SVs") and peripheral vendors which purchase our software solutions for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software solutions we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

We were incorporated in the State of Washington in July 1994. Our principal office is located at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, and our telephone number is (425) 519-5900.

Industry Background

The increasing opportunity for connectivity and exchange of data coupled with the rise of cloud storage and cloud computing infrastructure is driving new applications for smart, connected systems of all kinds.

The smart, connected systems industry is characterized by a wide variety of software and hardware configurations and end-user applications, often designed to address a specific vertical market. To accommodate these diverse characteristics in a cost-effective manner, OEMs and ODMs require operating systems that can support a diverse set of hardware requirements and connect to a wide variety of networks, systems, peripherals, content and applications.

The smart, connected systems marketplace is being influenced by the following factors:

- Continuing demand by business professionals and consumers for integrated mobile devices, which combine telephony, data (such as email and internet browsing), multimedia, location awareness and cameras;
- Businesses are looking to deploy specialized devices into stores, shopping centers, shop floors, etc., or to their employees who work in the field but need connectivity to business systems and data;
- The ubiquity of cellular and WLAN wireless networks is driving rapid adoption of smart devices that leverage broadband and high-speed wireless data networks, including Internet Protocol ("IP") set-top boxes, voice-over-IP ("VoIP") phones, residential gateways, and home networking solutions linking smart devices with PCs;
- Expectations for device functionality continue to grow. Users expect to be able to access email and the Internet, synchronize their devices with cloud and corporate data sources and deploy multiple applications on their devices;
- The availability of multimedia content, such as YouTube and streaming entertainment, has increased demand for high-performance, multimedia-capable devices that are able to access, share and play audio, video and application content located on remote computers;

- Security is an increasingly important concern as devices are now often able to access networks and store sensitive information locally such as email, spreadsheets and other documents. Users are demanding that these types of information be protected in the same ways they are protected on the desktop;
- Higher bandwidth networks coupled with larger displays and increased processing power found on new devices means that more multimedia content will be available to devices—increasing demand for digital rights management, content management and related technologies; and
- Increase in device complexity is being driven by rising user expectations of functionality, complex device interactions with wireless networks and updated versions of embedded operating systems and silicon processors, all of which are driving OEMs and ODMs to continually refresh and update their device designs.

Software Solutions for Smart Device Makers

Our customers include world class OEMs and ODMs, enterprises, mobile network operators, SVs and peripheral vendors which are developing smart devices or assisting others in doing so. Representative customer engagements in 2012 included the following:

- We continued in the development of a next generation infotainment offering called MyFord Touch which is a product of Ford Motor Company ("Ford"). The MyFord Touch infotainment system is an in-car communications and entertainment system which enables drivers of Ford's car offerings to access a wide range of connected information and entertainment experiences including music and multi-media services, hands-free telephony, Internet-enabled applications, language services, news and navigation. Our initial project with Ford on this platform was completed in the third quarter of 2010 where we provided them hardware design and implementation, platform level software development, application level software development, quality assurance services and systems integration services for the MyFord Touch. Since we completed the initial project, we are now primarily focused on developing and integrating new user applications for the MyFord Touch, enhancing existing applications and customizing the MyFord Touch platform for additional vehicle models. In 2012, we continued to work on the MyFord Touch project; however, rather than work directly for Ford, we were engaged by Microsoft who is the primary provider of services for the MyFord Touch programs. Our work on the MyFord Touch program has contributed significantly to our revenue over the last several years; and
- The Coca-Cola Company ("Coca-Cola") continues to engage us to assist in the development of Freestyle® Coke's next generation drink dispensing machine.

The software we deliver to our customers as part of our smart device software solutions takes three forms. The first is our own proprietary software products, the second is best-of-class third-party software products and the last is custom software delivered through our engineering services teams. Due to the complexity of embedded software, the integration of our own proprietary software and/or third-party software products on customers' devices often requires us to provide additional engineering services addressing systems integration, customization and/or optimization as well as quality assurance testing. Our goal is to increase the breadth and depth of our software product and engineering service offerings to smart device customers to enhance our position as an overall smart device software solutions provider.

Proprietary Software Products

Our primary proprietary software offerings include:

- HTML5 Rendering Engine—our award-winning HTML5 Rendering engine is based on the open-source WebKit platform which is maintained by a number of leading internet and device companies. Using WebKit, device makers can create portable applications and user interfaces for their devices using the industry-standard HTML5 markup language. We ported WebKit to the latest versions of Microsoft's Windows Embedded Compact Operating System and sell our porting layer to customers along with engineering services to implement our WebKit port on their devices;

- TestQuest 10—TestQuest 10 is our latest generation software testing automation tool that provides customers with a complete test solution that brings together everything necessary to test smart devices including tools to create and manage test cases, a platform that allows teams to collaborate on test development, an execution environment that enables tests to be executed on the smart device and capture results, and a reporting tool that allows customers to analyze test results;
- Handset Certification Platform—The Handset Certification Platform ("HCP") builds upon our automated testing tool technology to allow mobile operators to implement standardized handset tests across their OEM suppliers; and
- Board Support Packages (BSPs)—We continue to work with leading silicon companies such as Texas Instruments and Freescale Semiconductor to create BSPs for various application processors. We license these BSPs to our customers and often provide additional engineering services to customize the BSPs to the specific customer requirements.

Third-Party Software Products

We have license and distribution agreements with multiple third-party software vendors. Our ability to resell these third-party software products, whether stand-alone or in conjunction with our own proprietary software and engineering service offerings, provides our customers with a significant solution source for their smart device project needs. Our primary third-party software offerings include the following:

- For 14 years, we have been a Microsoft authorized Value-Added Provider ("VAP") of Windows Embedded operating systems and toolkits for Windows Embedded Compact, Windows Embedded Standard and Windows Embedded Server, along with other Microsoft related and legacy technology. We are authorized to sell Windows Embedded operating systems in North America, including Mexico, as well as in much of the European Union, with an initial focus on the United Kingdom and Germany. Of our total revenue in 2012, 48% was generated through the sale of Windows Embedded operating systems, compared to 45% in 2011. Our current distribution agreements related to Windows Embedded expire in June 2013;
- We have been a Microsoft authorized VAP of Windows Mobile operating systems since November 2009. Along with Windows Mobile operating systems, we also sell Microsoft's Office Mobile and several other related products. We are currently authorized to sell Windows Mobile operating systems and related products in North America, South America, and Central America (the "Americas"), Japan, Taiwan, and the region comprised of Europe, the Middle East, and Africa ("EMEA"). Eighteen percent of our total revenue in 2012 was generated through the sale of Windows Mobile operating systems, compared to 15% in 2011. Our current distribution agreements related to Windows Mobile expire in June 2014, with the exception of EMEA which expired on December 31, 2012 but which we expect to be renewed shortly. Previously, we also had rights to distribute Windows Mobile operating systems in Korea which ended on October 31, 2012. We sold $4.5 million of Windows Mobile operating systems in Korea in 2012 and $4.6 million in 2011;
- We are an authorized distributor for Adobe Flash Lite technology. We have the right to distribute Adobe Flash Lite licenses to OEMs and ODMs and others worldwide;
- We are an authorized distributor of McAfee Inc.'s Embedded Security product to OEMs in North America; and
- We sub-license and resell other third-party software such as Datalight Inc.'s FlashFX and Reliance products.

Software revenue for the last two fiscal years was as follows (in thousands):

	2012	2011
Software revenue:		
Third-party software	$71,130	$62,703
Proprietary software	4,710	5,607
Total software revenue	$75,840	$68,310
Software revenue as a percentage of total revenue	75%	71%
Third-party software revenue as a percentage of total software revenue	94%	92%

The sale of Microsoft operating systems has accounted for substantially all of our third-party software revenue historically, including 94% of third-party software revenue in 2012 and 93% of third-party software revenue in 2011.

Engineering Service Offerings

We offer a variety of engineering services to our customers including:

- Architectural and system design consulting services;
- Software design and development services;
- Platform development systems integration;
- Radio Interface Layer ("RIL") development and testing;
- Application, middleware and multimedia software development;
- Adobe Flash Lite Player porting and Flash User Interface development;
- Quality assurance and testing services;
- Device solution strategy consulting;
- Technical support;
- Implementation services; and
- Training.

Customers utilize our engineering services due to our extensive device software development and testing experience and because of our deep experience with embedded and mobile operating systems. We believe that engaging us on a new device design typically results in shorter development cycles and reduced time-to-market, lower overall costs to complete projects, and enhanced product robustness and features, which a customer may have been unable to achieve through other means.

Service revenue for the last two fiscal years was as follows (in thousands):

	2012	2011
Total service revenue	$25,554	$28,533
Service revenue as a percentage of total revenue	25%	29%

Service revenue related to the MyFord Touch program was $6.4 million, or 25% of service revenue, in 2012 and $9.7 million, or 34% of service revenue, in 2011.

Strategy

Our strategy is to continue to enhance our position as a leading provider of device software solutions and related services, ultimately becoming the go-to solutions provider for our customers and potential customers around the globe. To advance this strategy, we intend to continue to focus on the following areas:

- We are expanding our geographies served around the globe. Our acquisition of MPC Data Limited ("MPC") in 2011 established our European engineering services delivery center as well as a platform for European growth of our other offerings. We also opened our first development center in China, located in Beijing, as well as expanded our Taiwan development center during 2011. During 2012 we established a sales presence in Germany;
- We are working to expand the number of engineering service practice areas that we offer to our customers. Through our acquisition of MPC, we expanded our capabilities to provide services for the Linux, Android, and QNX operating systems;
- While we continue to provide a broad range of products and services, we focus on the automotive telematics, industrial, retail display and consumer vertical segments in order to put together compelling solutions offerings designed to expand our business in those growing segments;
- We are seeking additional proprietary software products in which to invest; and
- We will continue to seek businesses that we can partner with or acquire that will further our strategic goals as we did with the MPC acquisition.

Relationship with Microsoft and Impact on our Smart Device Solutions Business

We have a long-standing relationship with Microsoft and this relationship is critical to the continuing success of our business. Our credentials as a Microsoft partner include:

- We have been one of Microsoft's largest distributors of Windows Embedded operating systems (e.g. Windows Embedded Compact and Windows Embedded Standard) for over 13 years. Our territory is limited to North America, including Mexico, as well as most of the European Union although we are currently only selling into the United Kingdom and Germany;
- We have been a distributor of Microsoft's Windows Mobile operating systems since November 2009 in the Americas, Japan, Taiwan, and the EMEA region;
- We are a Windows Embedded Gold-level Systems Integrator;
- We are a Microsoft Gold Certified Partner in Microsoft's general partner program;
- We were the Microsoft Distributor of the Year for 2011;
- We received a Microsoft Technical Excellence Award for our delivery of highest quality technical solutions on the latest Windows Embedded technologies in the European region in 2011;
- Our HTML5 Rendering Engine won a Microsoft Technical Excellence Award in 2012;
- We are a developer and provider of Microsoft Official Curriculum Training for Windows Embedded Compact and Windows Embedded Standard;
- We are a Microsoft Auto training partner;
- We are a Preferred Provider of Visual Tools for Microsoft;
- We are a Gold-level member of Microsoft's Third-Party Tools Provider Program; and
- We have been engaged by Microsoft on various service engagements.

We work closely with Microsoft executives, developers, product managers and sales personnel. We leverage these relationships in a variety of ways, including:

- We gain early access to new Microsoft embedded software and other technologies;
- We are able to leverage co-marketing resources from Microsoft, including market development funds, to support our own marketing and sales efforts;
- We participate in Microsoft-sponsored trade shows, seminars, and other events;
- We receive sales leads from Microsoft; and
- We receive rebates from Microsoft based upon the achievement of predefined sales objectives.

See Item 1A, "Risk Factors," for more information regarding our relationship with Microsoft.

Customers

Customers of our software solutions and engineering services include leading OEMs, ODMs, SVs, peripheral vendors, and other enterprises seeking to leverage the software we provide them, be it our own proprietary software, third-party software or custom software developed via our engineering services, to develop high-quality, full-featured smart devices that meet the requirements of numerous end-markets. Representative customers include Ford, Coca-Cola, Qualcomm Inc., Tyco Electronics Ltd., Honeywell International, Inc., Canon, Inc., Microsoft, Motorola Solutions, and Research In Motion Ltd.

The MyFord Touch program, under which we provided services to Ford in 2011 and Microsoft in 2012, accounted for $6.4 million, or 6% of total revenue, in 2012, and $9.7 million, or 10% of total revenue, in 2011. No other customer accounted for 10% or more of total revenue in 2011 and there were no customers that accounted for more than 10% of total revenue in 2012. Revenue generated from the MyFord Touch program has been declining primarily due to completion of the main MyFord Touch project in August 2011 and a resulting decline in the number of our resources working on the program.

Sales and Marketing

We market our software solutions and engineering services predominantly utilizing a direct sales model. We have sales personnel throughout the United States and in various countries in Asia and Europe. Historically, we have not made significant use of resellers, channel partners, representative agents or other indirect channels.

Key elements of our sales and marketing strategy include direct marketing, trade shows, event marketing, public relations, customer and strategic alliance partner co-marketing programs and a comprehensive website. We rely significantly on lead referral and other marketing support programs from strategic partners.

Research and Development

Our research and development personnel are responsible for the design, development and release of our proprietary software products. Members of our research and development staff work closely with our sales and marketing departments, as well as with our customers and potential customers, to better understand market needs and requirements. We perform our research and development primarily utilizing engineering staff located in and outside the United States. Research and development expense was $3.6 million and $3.8 million in 2012 and 2011, respectively.

Competition

The market for device software and services is extremely competitive. We face competition from the following:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;
- Engineering service firms, including off-shore development companies, such as Adeneo, SymphonyTeleca and Wipro;
- ODMs, particularly those in Taiwan and China, which have added or are adding software development capabilities to their offerings;
- Contract manufacturers which have added or are adding software development capabilities to their offerings;
- Mobile and embedded test automation providers including Perfecto Mobile, mVerify, JAMO Solutions, SmartBear Software (AutomatedQA), TestPlant (eggPlant) and Keynote. In this market we also compete against customers' internally created tools and against manual testing; and
- Microsoft Windows Embedded and Windows Mobile operating system distributors such as Arrow Electronics, Inc., Avnet, Inc., Synnex Corporation in Taiwan; and MDS Technology Co., Ltd in Korea.

Some of our competitors focus on only one aspect of our business or offer complementary products which can be integrated with our products. As we develop and bring to market new software products and service offerings, particularly offerings focused on specific industries and/or focused on devices utilizing non-Microsoft Windows Embedded operating systems, we may begin competing with companies with which we have not previously competed. Further, as we expand the geographic markets into which we sell our software solutions and related services, we may expect to increasingly compete with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced software and service revenue opportunities for us. The barrier to entering the market as a provider of Microsoft-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Windows Embedded and Windows Mobile operating system software and services. These systems integrators are given substantially the same access by Microsoft to the Microsoft technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the connected device market, and as new products and technologies are introduced.

International Operations

Our international operations outside of North America consisted principally of operations in Taipei Taiwan, Beijing China and Trowbridge England. Our presence in Trowbridge England resulted from the acquisition of MPC Data Limited in September 2011.

We have minor sales and sales support presences in other countries in Asia and Europe as well.

Because our OEM Distribution Agreement with Microsoft for the sale of Microsoft Windows Embedded operating systems (e.g. Windows Embedded Compact) has been, until relatively recently, restricted to North America, including Mexico, the majority of our revenue continues to be generated from North America. In 2012, revenue generated from customers located outside of North America was 29% of total revenue, compared to 23%

in 2011. The increase in non-North American revenue in 2012 was attributable to higher service revenue in Europe driven by the September 2011 acquisition of MPC as well as an increase in service revenue and third party software sales in Asia.

See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for more information regarding our international operations.

Personnel

The following highlights the total number of employees by area:

	December 31,	
	2012	2011
Engineering Services	149	207
Research and Product Development	22	27
Sales, Marketing and Administrative	70	76
Total	241	310

As of December 31, 2012, we were also utilizing the services of 19 contractors, primarily for engineering services, compared to 46 at December 31, 2011. Of the total headcount of 260 at December 31, 2012, 145 were located in North America, 47 were located in Taiwan, 42 were located in the United Kingdom and 19 were located in China with the remainder located in other countries in Asia and Europe. As conditions necessitate, engineering service employees perform research and development activities and vice versa. We effected three headcount reductions during 2012 necessitated by business conditions. The first occurred in the first quarter and primarily affected sales and engineering services. The second occurred in the third quarter and affected research and product development and the last occurred in the fourth quarter and primarily affected sales and engineering services. The fourth quarter headcount reduction was the largest of the three, impacting 20 full-time personnel in total.

Intellectual Property and Other Proprietary Rights

In general, we attempt to protect our intellectual property rights through patent, copyright, trademark and trade secret laws and through contractual arrangements. However, we cannot be certain that our efforts will be effective to prevent the misappropriation of our intellectual property, or to prevent the development and design by others of products or technologies similar to, or competitive with, those developed by us.

Additionally, because a significant portion of our revenue relates to the sale of third-party software products, we also rely on our partners, particularly Microsoft, to appropriately protect their own intellectual property.

We currently have eight issued patents and one pending patent in the United States, and we have a number of registered trademarks in various jurisdictions. We will continue to pursue appropriate protections for our intellectual property.

See Item 1A, "Risk Factors," for more information regarding our intellectual property and other proprietary rights.

Available Information

We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at

100 F Street, NE, Washington, DC 20549. You also may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information we file electronically with the SEC at *http://www.sec.gov.*

Our Internet website is located at www.bsquare.com. We make available, free of charge, through the investor relations section of our website, under "SEC Filings," all our filings, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC.

Directors and Executive Officers of the Registrant

The following table sets forth certain information with respect to our directors and executive officers as of January 31, 2013:

Name	Age	Position
Brian T. Crowley	52	President and Chief Executive Officer, Director
Andrew Harries	50	Director
Elwood D. Howse, Jr	73	Director
Elliott H. Jurgensen, Jr	68	Chairman of the Board
Scot E. Land	58	Director
William D. Savoy	48	Director
Kendra A. VanderMeulen	61	Director
Mark Whiteside	50	Senior Vice President, Professional Services
Scott C. Mahan	48	Senior Vice President, Operations; Chief Financial Officer; Secretary and Treasurer
Mike T. Stipe	49	Senior Vice President, Worldwide Sales and Marketing
John F.K. Traynor	47	Senior Vice President, Products

Item 1A. *Risk Factors.*

As discussed under Item 1 of Part I, "Business—Forward-Looking Statements," our actual results could differ materially from those expressed in our forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed below. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks occur, our business, financial condition, operating results, cash flows and the trading price of our common stock could be materially adversely affected.

Microsoft-Related Risk Factors

Due to the fact that we have historically provided software and services to customers building devices utilizing Microsoft's Windows Embedded and Windows Mobile operating systems, as well as the fact that a significant portion of our revenue is derived from the sale of Microsoft Windows Embedded and Windows Mobile operating systems, Microsoft has a significant direct and indirect influence on our business. The following Microsoft-related risk factors may negatively impact our business and operating results.

If we do not maintain our OEM Distribution Agreements with Microsoft or if Microsoft de-emphasizes or divests itself from these areas of its business, our revenue would decrease and our business would be adversely affected.

We have OEM Distribution Agreements ("ODA"s) for Software Products for Embedded Systems with Microsoft, which enable us to sell various Microsoft Windows Embedded operating systems to our customers in the United States, Canada, the Caribbean (excluding Cuba), Mexico, the European Union and the European Free Trade Association. These ODAs are effective through June 30, 2013. We have also entered into other ODAs with Microsoft pursuant to which we are licensed to sell Microsoft Windows Mobile operating systems to customers in North America, South America, Central America, Japan, Taiwan, Europe, the Middle East, and Africa. The ODAs to sell Windows Mobile operating systems are effective through June 2014 with the exception of EMEA which expired on December 31, 2012 but which we expect to be renewed shortly. We generated $67.0 million and $58.4 million of revenue in 2012 and 2011, respectively, through our sales of Microsoft operating systems and expect this revenue stream to continue in 2013 although our rights to distribute Windows Mobile operating systems in Korea ended on October 31, 2012. We sold $4.5 million of Windows Mobile operating systems in Korea in 2012 and $4.6 million in 2011. If any of the ODAs are terminated by Microsoft (which Microsoft can do unilaterally) or not renewed, or if Microsoft decides to no longer invest in or to divest itself from these areas of its business, our software revenue and resulting gross profit could decrease significantly and our operating results would be negatively impacted. Future renewals, if any, could be on less favorable terms, which could also negatively impact our business and operating results.

Microsoft can change pricing under the ODAs at any time and unless we are able to either pass through price increases to our customers or sign our customers to 12-month purchasing commitments, which lowers the price we pay to Microsoft, our revenue, gross profit and operating results would be negatively impacted. Further, Microsoft currently offers a rebate program in conjunction with our ODA activities in which we earn money for achieving certain predefined objectives. If Microsoft were to eliminate or negatively modify the rebate program, our gross profit and operating results would be negatively impacted. We earned rebate credits from Microsoft of $888,000 and $746,000 in 2012 and 2011, respectively.

Microsoft has audited our records under the ODAs in the past and will likely audit our records again in the future and any negative audit results could result in additional charges and/or the termination of the ODAs.

There are provisions in the ODAs that require us to maintain certain internal records and processes for auditing and other reasons. Non-compliance with these and other requirements could result in the termination of the ODAs. Microsoft has concluded audits of our records pertaining to the ODA in 2009 and 2006, neither of which had material findings. It is possible that future audits could result in charges due to any material findings that are found.

If we are invoiced by Microsoft for a pricing adjustments under OVRP arrangements and we are unable to pass through the charge to our customers, our operating results and cash flow would be negatively impacted.

In conjunction with our activities under the ODAs with Microsoft, we enter into OEM Volume Royalty Program ("OVRP") commitments with Microsoft. Under these OVRPs, we are provided with volume pricing on a customer-by-customer basis assuming certain minimum unit volumes are met. The OVRP terms are 12 months. In the event we don't meet the committed minimum unit volumes, we are obligated to pay the difference between the committed per-unit volume rate and the actual per-unit rate we achieved based upon actual units purchased. The OVRP arrangements do not equate to a minimum purchase commitment but rather the arrangements are a volume pricing arrangement based upon actual volume purchased. In substantially all instances, we have reciprocal agreements with our customers such that we will receive per-unit price adjustments, similar to the amounts we would subsequently owe to Microsoft if such OVRP volumes are not met. While our history with OVRP arrangements has shown that very few result in a price adjustment and, for those that have, we have been able to pass through the price adjustment to our customer, in the event the customer is unwilling or unable to pay us, our operating results and cash flow would be negatively impacted.

If we do not maintain our favorable relationship with Microsoft, we will have difficulty marketing and selling our software and services and may not receive developer releases of Microsoft Windows Embedded and Windows Mobile operating systems. As a result, our revenue and operating results could suffer.

We maintain a strategic marketing relationship with Microsoft. If our relationship with Microsoft deteriorates for any reason, including an increased focus by us on customers building devices utilizing non-Microsoft operating systems, our efforts to market and sell our software and services to OEMs and others could be adversely affected and our business could be harmed. Microsoft has significant influence over the development plans and buying decisions of OEMs and others utilizing the various Microsoft Windows Embedded and Windows Mobile operating systems for smart devices and these targeted platforms are a significant focus for us. Microsoft provides customer referrals to us. Moreover, Microsoft controls the marketing campaigns related to its operating systems. Microsoft's marketing activities, including trade shows, direct mail campaigns and print advertising, are important to the continued promotion and market acceptance of Microsoft Windows Embedded and Windows Mobile operating systems and, consequently, to our sale of Windows-based software and services. We must maintain a favorable relationship with Microsoft to continue to participate in joint marketing activities with them, which includes participating in "partner pavilions" at trade shows, listing our services on Microsoft's website, and receiving customer referrals. In the event that we are unable to continue our joint marketing efforts with Microsoft, or fail to receive referrals from them, we would be required to devote significant additional resources and incur additional expenses to market our software products and services directly to potential customers. In addition, we depend on Microsoft for developer releases of new versions of, and upgrades to, its Windows Embedded and Windows Mobile software in order to facilitate timely development and delivery of our own software and services. If we are unable to maintain our favorable relationship with Microsoft and no longer continue receiving such new versions and updates, our revenue could decline significantly, and/or our costs could increase significantly, thereby negatively impacting our operating results.

Unexpected delays or announcement of delays by Microsoft related to product releases of Windows Embedded, Windows 8 Embedded or Windows Embedded 8 Handheld operating systems could adversely affect our revenue and operating results.

Unexpected delays or announcement of delays in Microsoft's delivery schedule for new versions of the various operating systems for Windows Embedded and Windows Mobile devices could cause us to delay our product introductions or impede our ability to sell our products and services and/or to complete customer projects on a timely basis. Such delays or announcements of delays by Microsoft could also cause our customers to delay or cancel their project development activities or product introductions, which could negatively impact our revenue and operating results.

If Microsoft adds features to its Windows operating systems or develops products that directly compete with products and services we provide, our revenue and operating results could be negatively impacted.

As the developer of various operating systems for Windows Embedded and Windows Mobile devices, Microsoft could add features which eliminate or reduce our customers' need for our software and services, or Microsoft could develop standalone products and services that compete with the products and services we provide to our customers. The ability of our customers, or potential customers, to obtain products and services directly from Microsoft that compete with our products and services could negatively impact our revenue and operating results. Even if the standard features of future Microsoft operating system software were more limited than our offerings, a significant number of our customers, and potential customers, might elect to accept more limited functionality in lieu of purchasing additional software from us or delay the purchase of our products and services while they perform a comparison of Microsoft's competing offerings. Moreover, the resulting competitive pressures could lead to price reductions for our offerings and reduce our revenue and gross profit accordingly and our operating results could be negatively impacted.

If the markets for Windows Embedded, Windows 8 for Embedded, Windows Phone 8 and Windows Embedded 8 Handheld operating systems fail to develop further, develop more slowly than expected, or decline, our business and operating results may be materially harmed.

Because a significant portion of our revenue to date has been generated by software and services targeted at customers and devices utilizing the various Microsoft Windows Embedded and Windows Mobile operating systems, if the markets for these systems or platforms fail to develop further, or develop more slowly than expected, or decline, our business and operating results could be negatively impacted. Market acceptance of Microsoft Windows Embedded and Windows Mobile operating systems will depend on many factors, including:

- Microsoft's development and support of various Windows Embedded and Windows Mobile markets. As the developer and primary promoter of several versions of operating systems aimed at Windows Embedded and Windows Mobile markets, if Microsoft were to decide to discontinue or lessen its support of these operating systems and platforms, potential customers could select competing operating systems, which could reduce the demand for our Microsoft Windows Embedded and Windows Mobile related software products and engineering services, from which a significant portion of our revenue is generated today;
- The ability of the Microsoft Windows Embedded and/or Windows Mobile operating systems to compete against existing and emerging operating systems for the smart device market, including: iOS from Apple, Inc., VxWorks and Linux from WindRiver Systems Inc.; Android from Google Inc.; QNX; Blackberry from Research In Motion Limited ("RIM"); and other proprietary operating systems. In particular, in the market for rugged handheld devices, Windows Mobile faces intense competition from the Android operating systems. In the market for converged devices, Windows Embedded faces intense competition from the Android operating system. Microsoft Windows Embedded and Windows Mobile operating systems may be unsuccessful in capturing a significant share of these segments of the connected device market, or in maintaining its market share in these segments;
- The acceptance by OEMs and consumers of the mix of features and functions offered by Microsoft Windows Embedded and Windows Mobile operating systems; and
- The willingness of software developers to continue to develop and expand the applications that run on Microsoft Windows Embedded and Windows Mobile operating systems. To the extent that software developers write applications for competing operating systems that are more attractive to smart device users than those available on Microsoft Windows Embedded and Windows Mobile operating systems, this could cause potential customers to select competing operating systems.

MyFord Touch-Related Risk Factors

If we do not obtain additional work on the MyFord Touch program through our new statement of work with Microsoft or elsewhere in the future, our future revenue and gross profit would decrease and our operating results would be adversely affected.

We began working on the MyFord Touch infotainment project with Ford in the second quarter of 2008 and have been working on the program since then although the main program was completed in August 2010. Since inception of the program through December 31, 2011, our contractual relationship was with Ford. Effective January 1, 2012, our contractual relationship for the MyFord Touch program shifted from Ford to Microsoft, as Microsoft has become the primary vendor to Ford for this program. Revenue from Ford comprised $6.4 million, or 6%, of our total revenue in 2012. We expect this project work to continue in 2013 under our new statement of work with Microsoft but expect revenue from the MyFord Touch program to be lower, albeit still significant in 2013, than it was in 2012 due to the lower level of personnel resources utilized on the program. Our new statement of work with Microsoft currently runs through June 30, 2013. While we expect to be actively involved in future projects with Microsoft and Ford beyond June 30, 2013, if our role on MyFord Touch is scaled back or eliminated beyond that point our revenue and resulting gross profit would suffer and negatively impact our operating results.

General Business-Related Risk Factors

Our marketplace is extremely competitive, which may result in price reductions, lower gross profit margins and loss of market share.

The market for our software products and related services is extremely competitive. Increased competition may result in lower revenue, price reductions, lower gross profit and margin and loss of customers and market share, which could negatively impact our operating results. We face competition from:

- Our current and potential customers' internal research and development departments, which may seek to develop their own proprietary products and solutions that compete with our proprietary software products and engineering services;
- Engineering service firms, including off-shore development companies, such as Adeneo, SymphonyTeleca and Wipro;
- ODMs, particularly those in Taiwan and China, which have added or are adding software development capabilities to their offerings;
- Contract manufacturers which have added or are adding software development capabilities to their offerings;
- Mobile and embedded test automation providers including Perfecto Mobile, mVerify, JAMO Solutions, SmartBear Software (AutomatedQA), TestPlant (eggPlant) and Keynote. In this market we also compete against customers' internally created tools and against manual testing; and
- Microsoft Windows Embedded and Windows Mobile operating system distributors such as Arrow Electronics, Inc., Avnet, Inc., Synnex Corporation in Taiwan; and MDS Technology Co., Ltd in Korea.

Some of our competitors focus on only one aspect of our business or offer complementary products which can be integrated with our products. As we develop and bring to market new software products and service offerings, particularly offerings focused on specific industries and/or focused on devices utilizing non-Windows Embedded operating systems, we may begin competing with companies with which we have not previously competed. Further, as we expand the geographic markets into which we sell our software solutions and related services, we may expect to increasingly compete with companies with which we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances, including alliances with Microsoft, that may enable them to rapidly increase their market share. Microsoft has not agreed to any exclusive arrangement with us, nor has it agreed not to compete with us. Microsoft may decide to bring more of the core embedded development services and expertise that we provide in-house, possibly resulting in reduced software and service revenue opportunities for us. The barrier to entering the market as a provider of Windows-based smart device software and services is low. In addition, Microsoft has created marketing programs to encourage systems integrators to work on Microsoft Windows Embedded and Windows Mobile operating system software and services. These systems integrators are given substantially the same access by Microsoft to the Windows technology as we are. New competitors may have lower overhead than we do and may be able to undercut our pricing. We expect that competition will increase as other established and emerging companies enter the smart device market, and as new products and technologies are introduced.

Our ability to maintain or grow our proprietary software revenue is contingent on our ability to bring to market competitive, unique offerings that keep pace with technological changes and needs. If we are not successful in doing so, our business would be negatively impacted.

Proprietary software product revenue provides us with much higher gross profit margins than we typically receive from third-party software products and our engineering service offerings and provide other advantages as well. Increasing the number and amount of proprietary products we sell is an important part of our growth strategy. Our ability to maintain and increase the revenue contribution from proprietary software products is contingent on our ability to enhance the features and functionality of our current proprietary products as well as to devise, develop and introduce new products. There can be no assurance that we will be able to maintain or expand the number of proprietary products that we sell, and our failure to do so could negatively impact revenue and our operating results.

We may experience delays in our efforts to develop new products and services, and these delays could cause us to miss market opportunities which could negatively impact our revenue and operating results.

The market for our software and services evolves rapidly. As a result, the life cycles of our products and services are difficult to estimate. To be successful, we believe we must continue to enhance our current offerings and provide new software and service offerings with attractive features, prices and terms that appeal to our customers. We have experienced delays in new software and service offering introductions in the past and may do so again in the future. Our revenue and operating results may be negatively impacted if we delay releases of new products, product enhancements and/or new services offerings, or if we fail to accurately anticipate our customers' needs or technical trends and are unable to introduce new products and service offerings into the market successfully. In addition, our customers may defer or forego purchases of our products and/or services if we, Microsoft, our competitors or major hardware, systems or software vendors introduce or announce new products.

Our future success depends upon our customers' ability to successfully sell their products incorporating our technology, and to continue buying our services.

Even if a customer selects us to provide software and services, the customer may not ultimately market and sell its product successfully. A cancellation or change in plans by a customer, whether from lack of market acceptance of its products or otherwise, could cause us to lose revenue that we had anticipated and our revenue and operating results would suffer. Also, our revenue and operating results could suffer if a significant customer reduces or delays orders during our sales cycle or chooses not to release products that contain our technology.

If the market for smart, connected systems evolves based on technologies that we do not support, our revenue may not grow as anticipated, if at all, and our business would be harmed.

The technologies used in smart, connected systems change very rapidly and it is often difficult to forsee and predict which application processors, operating systems, connectivity, testing and application development technologies will gain a foothold in device development. As a smaller company we can invest our resources in a limited number of technologies and as such must make forward investments in developing products and capabilities to support the technologies that we choose. If we make investments in technologies that do not gain traction in device development, our profit potential is uncertain and our revenue may not develop as anticipated. We are dependent upon the broad acceptance and adoption by businesses and consumers of a wide variety of device technologies, which will depend on many factors, including:

- The development of content and applications for smart, connected systems;
- The evolution of industry standards or the necessary infrastructure that facilitate the distribution of content over the Internet to these systems via wired and wireless telecommunications systems, satellite or cable; and
- The amount of discretionary funds companies and individuals have to spend for the latest technologies.

The success and profitability of our service offerings are contingent on our ability to differentiate these offerings adequately in the marketplace, which is, in turn, contingent on our ability to retain our engineering personnel and defend our billing rate structure against those of our competitors, including those using significant lower-cost offshore resources. If we are unable to do so successfully, our business could be harmed.

We are a leader in providing engineering services to smart device customers. Our market differentiation is created through several factors, including our experience with a variety of smart device platforms and applications. Our differentiation is contingent, in part, on our ability to attract and retain employees with this expertise, a significant portion of which are currently based in the United States. To the extent we are unable to retain critical engineering services talent and/or our competition is able to deliver the same services by using significant lower-cost offshore resources, our service revenue and operating results could be negatively impacted.

The success and profitability of our service engagements are contingent upon our ability to scope and bid engagements and deliver our services profitably. If we are unable to do so, our service revenue service gross profit margin and operating results could be negatively impacted.

Various factors may cause the total cost of service projects to exceed the original estimate provided to the customer or the contractual maximum in the case of fixed price contracts, including specification changes, customer deliverable delays, inadequate scoping and inefficient service delivery. If we are unable to adequately scope, bid and deliver on service engagements successfully, our service revenue, service gross margin and operating results could be negatively impacted. In addition, depending on the cause of an overrun for a given customer and project, we may also decide to provide pricing concessions to that customer which could negatively impact our service revenue, service gross profit and operating results.

We periodically enter into engineering service agreements in which we have agreed to perform our engineering service work for lower up-front fees, or for no fees, in exchange for future royalties or per unit fees. There is no guarantee that these arrangements will produce the strategic or economic returns as anticipated.

We have entered into contracts that involve reducing or eliminating up-front engineering service fees in return for a per-device/chip royalty or fee that is earned as our customers ship their devices or chips, and we may enter into more such agreements in the future. Because we are delaying revenue past the point where our services are performed, there is a risk that our customers may cancel their projects or that their devices or chips may not be successful in the market, which could negatively impact our revenue and operating results.

Cooperation and support from silicon vendors is critical for the success of our products and related services that are developed for their particular silicon architecture. Such cooperation cannot be assured.

We have developed, and continue to develop, software and service offerings based on certain silicon architectures (e.g. the TI OMAP architecture). Due to the nature of the industry we serve and the products we develop, it is necessary for us to make certain assumptions regarding which silicon vendors will be successful in the various markets we serve and upon which we are making investments. It is therefore important that there is ongoing support from the SVs in the marketplace for these silicon architectures. There can be no assurance that, TI, Qualcomm, Freescale, Intel or any of the other SVs, will continue to pursue and support the markets that we have been targeting. If the SVs do not support our efforts going forward, our revenue and operating results could be negatively impacted.

The long sales cycle of our products and services makes our revenue susceptible to fluctuations.

Our sales cycle is typically three to nine months because the expense and complexity of the software and service offerings we sell generally require a lengthy customer approval process and may be subject to a number of significant risks over which we have little or no control, including:

- Customers' budgetary constraints and internal acceptance review procedures;
- The approval cycles for our customers may be longer due to economic uncertainties;
- The timing of budget cycles; and
- The timing of customers' competitive evaluation processes.

In addition, to successfully sell our software and engineering service offerings, we must frequently educate our potential customers about the full benefits of our software and services, which can require significant time. If our sales cycle further lengthens unexpectedly, it could adversely affect the timing of our revenue, which could cause our quarterly results to fluctuate.

Erosion of the financial condition of our customers could adversely affect our business.

Our business could be adversely affected if the financial condition of our customers erodes because such erosion could reduce demand from those customers for our software and engineering services. This could also cause them to terminate their relationships with us, and/or could increase the risk that such customers default on their payment obligations to us. Additionally, while we believe that our allowance for doubtful accounts is adequate, economic trends may cause more companies to default or cease operations, in which case our allowances may not cover actual losses, which could adversely affect our operating results.

Our business and operations would be adversely impacted in the event of a failure or interruption of our information technology infrastructure.

The proper functioning of our information technology infrastructure is critical to the efficient operation and management of our business. Our technology infrastructure is vulnerable to cyber attacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. We believe that we have adopted appropriate measures to mitigate potential risks to our technology infrastructure and our operations from these information technology-related and other potential disruptions. However, given the unpredictability of the timing, nature and scope of such disruptions, we could potentially be subject to downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks, financial losses from remedial actions, loss of business or potential liability, and/or damage to our reputation, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We may be subject to product liability claims that could result in significant costs.

Our software license and service agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims with the notable exception of the portion of the MyFord Touch project contracted with Ford. It is possible, however, that these provisions may be ineffective under the laws of certain jurisdictions or that our customers may not agree to these limitations. Although we have not experienced any product liability claims to date, the sale and support of our products and services may be subject to such claims in the future. There is a risk that any such claims or liabilities may exceed, or fall outside, the scope of our insurance coverage, and we may be unable to retain adequate liability insurance in the future. A product liability claim brought against us, whether successful or not, could negatively impact our business and operating results.

Negative business conditions, changes in useful lives, and other factors may negatively affect the carrying value of the intangible assets and goodwill we have acquired.

In the fourth quarter of 2008, we purchased certain assets of TestQuest including acquired technology and other intangible assets with a total gross carrying value of $1.9 million, and which had a carrying value of $142,000 as of December 31, 2012. During the fourth quarter of 2011, we assessed that the net carrying value of the remaining intangible assets associated with acquired technology from TestQuest was impaired due to slow sales of the product that incorporates this technology. As such, in that quarter we recognized an impairment charge of $518,000 as software cost of revenue which negatively impacted our gross profit and operating results. In the third quarter of 2011, we acquired MPC Data Limited including certain intangible assets with a carrying value of $1.2 million and goodwill of $3.7 million as of December 31, 2012. Although we expect to generate cash from the intangible assets in the future, and do not foresee any impairment of our goodwill, it is possible that we may be required to reassess the carrying value of these assets in the future if certain negative business conditions occur such as negative results of our business associated with our intangible assets or a low stock price. Any reduction in the carrying value of these intangible assets or goodwill would result in an impairment charge that would negatively impact our operating results. Further, business conditions and other factors may also require us to reassess the useful lives associated with intangible assets.

Past acquisitions have proven difficult to integrate, and recent or future acquisitions, if any, could disrupt our business, dilute shareholder value and negatively affect our operating results.

We have acquired the technologies, assets and/or operations of other companies in the past and may acquire or make investments in companies, products, services and technologies in the future as part of our growth strategy. If we fail to properly evaluate, integrate and execute on our acquisitions and investments, our business and prospects may be seriously harmed. To successfully complete an acquisition, we must properly evaluate the technology, market and management team, accurately forecast the financial impact of the transaction, including accounting charges and transaction expenses, integrate and retain personnel, combine potentially different corporate cultures and effectively integrate products and research and development, sales, marketing and support operations. If we fail to do any of these, we may suffer losses and impair relationships with our employees, customers and strategic partners. Additionally, management may be distracted from day-to-day operations. We also may be unable to maintain uniform standards, controls, procedures and policies, which are especially critical in light of Sarbanes-Oxley and other corporate governance requirements, and significant demands may be placed on our management and our operations, information services and financial, legal and marketing resources. Finally, acquired businesses sometimes result in unexpected liabilities and contingencies, which may involve compliance with foreign laws, payment of taxes, labor negotiations or other unknown costs and expenses, which could be significant.

We may not be able to raise additional capital if required to support our business.

If we need to raise additional operating capital, we may find that our access to equity and debt capital markets is limited or blocked entirely. In the past, our stock has traded at low volumes and overall investor confidence in the stock market could falter. This could make it difficult or impossible to sell additional shares on the public markets. In addition, it may be difficult and costly to obtain debt financing and we may be unable to borrow additional funds at acceptable cost, or at all, should the need arise. If we are unable to raise capital as necessary, it may adversely affect our ability to invest in products or fund operations, which would materially harm our business and negatively affect operating results.

Taxing jurisdictions in the United States are becoming more aggressive with tax legislation and tax collection, particularly states facing significant budget deficits, which could expose us to additional tax liability that we have not been subject to in the past.

We make sales in many jurisdictions across the United States, most of which we do not have nexus in and, therefore, are not subject to sales, franchise, income and other state and local taxes. Particularly in light of state revenue deficits, taxing jurisdictions have become more aggressive in defining nexus, among other things, which could result in us achieving nexus, or potentially achieving nexus in significantly more tax jurisdictions. If this occurs and unless we are able to pass through this cost to our customers, our tax expense will increase which will negatively affect our results of operations. Further, because state and local tax laws are becoming increasingly complex, our cost to monitor our state and local tax compliance will increase which will negatively affect our results of operations. Additionally, there can be no assurance that we do not currently have unknown tax exposure in a state or local tax jurisdiction because of recent tax law changes which we are unaware of and the resulting liability could be significant and would negatively affect our results of operations.

There may be restrictions on the use of our net operating loss and tax credit carryforwards due to a tax law "ownership change."

Section 382 of the U.S. Internal Revenue Code restricts the ability of a corporation that undergoes an ownership change to use net operating loss and tax credit carryforwards. At December 31, 2012, we had approximately $57 million of federal and state net operating loss carryforwards, and $2.5 million of tax credit carryforwards. Under the applicable tax rules, an ownership change occurs if greater than five percent shareholders of an issuer's outstanding common stock collectively increase their ownership percentage by more than 50 percentage points over a rolling three-year period. We have performed analyses of possible ownership changes which included consideration of a third-party study, and do not believe that an ownership change (as defined by this Section) has occurred. However, if a tax law ownership change has occurred of which we are not aware, or if a tax law ownership change occurs in the future, we may have to adjust the valuation of our deferred tax assets, and could be at risk of having to pay income taxes notwithstanding the existence of our sizable carryforwards. Further, to the extent that we have utilized our carryforwards from prior years, the existence of a previous tax law ownership change that we did not account for could result in liability for back taxes, interest, and penalties. If we are unable to utilize our carryforwards and/or if we previously utilized carryforwards to which we were not entitled, it would negatively impact our business, financial condition and operating results.

Non-compliance with our lease agreement could have a material adverse impact on our financial position.

Under the terms of our corporate headquarters lease signed in February 2004, if we default under the lease, the landlord has the ability to demand cash payments forgiven in 2004. The amount of the forgiven payments for which the landlord has the ability to demand repayment was $400,000 at December 31, 2012, and decreases on a straight-line basis over the length of our ten-year headquarters lease which expires in August 2014. Any breach of or non-compliance with this lease agreement could negatively impact our business, financial condition and operating results.

Intellectual Property-Related Risk Factors

Our software and service offerings could infringe the intellectual property rights of third parties, which could expose us to additional costs and litigation and could adversely affect our ability to sell our products and services or cause shipment delays or stoppages.

It is difficult to determine whether our software and engineering services infringe third-party intellectual property rights, particularly in a rapidly evolving technological environment in which technologies often overlap and where there may be numerous patent applications pending, many of which are confidential when filed. If we were to discover that one of our software or service offerings, or a product based on one of our reference designs, violated a third-party's proprietary rights, we may not be able to obtain a license on commercially reasonable terms, or at all, to continue offering that product or service. Similarly, third parties may claim that our current or future software products and services infringe their proprietary rights, regardless of whether such claims have merit. Any such claims could increase our costs and negatively impact our business and operating results. In certain cases, we have been unable to obtain indemnification against claims that third-party technology incorporated into our software products and services infringe the proprietary rights of others. However, any indemnification we do obtain may be limited in scope or amount. Even if we receive broad third-party indemnification, these entities may not have the financial capability to indemnify us in the event of infringement. In addition, in some circumstances we are required to indemnify our customers for claims made against them that are based on our software products or services. There can be no assurance that infringement or invalidity claims related to the software products and services we provide, or arising from the incorporation by us of third-party technology, and claims for indemnification from our customers resulting from such claims, will not be asserted or prosecuted against us. Some of our competitors have, or are affiliated, with companies with substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, we expect that software developers will be increasingly subject to infringement claims as the number of products and competitors in the software industry grows, and as the functionality of products in different industry segments increasingly overlap. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays. Furthermore, if we were unsuccessful in resolving a patent or other intellectual property infringement action claim against us, we may be prohibited from developing or commercializing certain of our technologies and products, or delivering services based on the infringing technology, unless we obtain a license from the holder of the patent or other intellectual property rights. There can be no assurance that we would be able to obtain any such license on commercially favorable terms, or at all. If such license is not obtained, we would be required to cease these related business operations, which could negatively impact our business, revenue and operating results.

If we fail to adequately protect our intellectual property rights, competitors may be able to use our technology or trademarks, which could weaken our competitive position, reduce our revenue and increase our costs.

If we fail to adequately protect our intellectual property, our competitive position could be weakened and our revenue and operating results adversely affected. We rely primarily on confidentiality procedures and contractual provisions as well as a combination of patent, copyright, trade secret and trademark laws, to protect our intellectual property. These laws and procedures provide only limited protection. It is possible that another party could obtain patents that block our use of some, or all, of our software and services. If that occurred, we would need to obtain a license from the patent holder or design around those patents. The patent holder may or may not choose to make a license available to us at all, or on acceptable terms. Similarly, it may not be possible to design around a blocking patent. In general, there can be no assurance that our efforts to protect our intellectual property rights through patent, copyright, trade secret and trademark laws will be effective to prevent misappropriation of our technology, or to prevent the development and design by others of products or technologies similar to or competitive with those developed by us.

We frequently license the source code of our software products and the source code results of our services to customers. There can be no assurance that customers with access to our source code will comply with the license terms or that we will discover any violations of the license terms or, in the event of discovery of violations, that we will be able to successfully enforce the license terms and/or recover the economic value lost from such violations. To license some of our software products, we rely in part on "shrinkwrap" and "clickwrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. As with other software, our software products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult. A significant portion of our marks include the word "BSQUARE." Other companies use forms of "BSQUARE" in their marks alone, or in combination with other words, and we cannot prevent all such third-party uses. We license certain trademark rights to third parties. Such licensees may not abide by our compliance and quality control guidelines with respect to such trademark rights. Any of these outcomes could negatively impact our brand, dilute its recognition in the marketplace, or confuse potential customers, all of which could harm our business.

The computer software market is characterized by frequent and substantial intellectual property litigation, which is often complex and expensive, and involves a significant diversion of resources and uncertainty of outcome. Litigation may be necessary in the future to enforce our intellectual property or to defend against a claim of infringement or invalidity. Litigation could result in substantial costs and the diversion of resources and could negatively impact our business and operating results.

Our software or hardware products or the third-party hardware or software integrated with our products or delivered as part of our service offerings may suffer from defects or errors that could impair our ability to sell our products and services.

Software and hardware components as complex as those needed for smart devices frequently contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of certain versions of our products until problems were corrected and, in some cases, have provided product enhancements to correct errors in released products. Some of our contracts require us to repair or replace products that fail to work. To the extent that we repair or replace products our expenses may increase. In addition, it is possible that by the time defects are fixed, the market opportunity may decline which may result in lost revenue. Moreover, to the extent that we provide increasingly comprehensive products and services, particularly those focused on hardware, and rely on third-party manufacturers and suppliers to manufacture these products, we will be dependent on the ability of third-party manufacturers to correct, identify and prevent manufacturing errors. Errors that are discovered after commercial release could result in loss of revenue or delay in market acceptance, diversion of development resources, damage to our reputation and increased service and warranty costs, all of which could negatively impact our business and operating results.

If we are unable to license key software from third parties, our business could be harmed.

We sometimes integrate third-party software with our proprietary software and engineering service offerings or sell such third-party software offerings on a standalone basis (e.g. Microsoft Windows Embedded operating systems under our ODA with Microsoft). If our relationships with these third-party software vendors were to deteriorate, or be eliminated in their entirety, we might be unable to obtain licenses on commercially reasonable terms, if at all. In the event that we are unable to obtain these third-party software offerings, we would be required to develop this technology internally, assuming it was economically or technically feasible, or seek similar software offerings from other third parties assuming there were competing offerings in the marketplace, which could delay or limit our ability to introduce enhancements or new products, or to continue to sell existing products and engineering services, thereby negatively impacting our revenue and operating results.

Governance-Related Risk Factors

It might be difficult for a third-party to acquire us even if doing so would be beneficial to our shareholders.

Certain provisions of our articles of incorporation, bylaws and Washington law may discourage, delay or prevent a change in the control of us or a change in our management, even if doing so would be beneficial to our shareholders. Our Board of Directors has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily with terms calculated to delay or prevent a change in control of our company or make removal of our management more difficult. In addition, our Board of Directors is divided into three classes. The directors in each class serve for three-year terms, one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company because it generally makes it more difficult for shareholders to replace a majority of our directors. In addition, Chapter 19 of the Washington Business Corporation Act generally prohibits a "target corporation" from engaging in certain significant business transactions with a defined "acquiring person" for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's Board of Directors prior to the time of acquisition. This provision may have the effect of delaying, deterring or preventing a change in control of our company. The existence of these anti-takeover provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

International Operations-Related Risk Factors

Our international operations expose us to greater intellectual property, management, collections, regulatory and other risks.

Customers outside of North America generated 29% of our total revenue in 2012 and 23% in 2011. We have expanded rapidly, particularly during 2011, including establishing presences in Korea and China and our MPC acquisition in September 2011 which significantly increased our presence in Europe. We currently have sizable operations outside of North America in Taiwan, China and the United Kingdom and also have a limited sales and/or support presence in Japan, South Korea and Germany. Our international activities and operations, and our current expansion plans expose us to a number of risks, including the following:

- Greater difficulty in protecting intellectual property due to less stringent foreign intellectual property laws and enforcement policies;

- Longer collection cycles than we typically experience in North America;
- Unfavorable changes in regulatory practices and tariffs;
- Compliance with complex regulatory regimes or restrictions on import and export of our goods and services;
- Complex and/or adverse tax laws and/or changes thereto. Additionally, we may be subject to income, withholding and other taxes for which we may realize no current benefit despite the existence of significant net operating loss and tax credit carryforwards in the U.S.;
- Loss or reduction of withholding tax exemptions;
- The impact of fluctuating exchange rates between the U.S. dollar and foreign currencies;
- General economic and political conditions in international markets which may differ from those in the U.S.;
- Increased exposure to potential liability under the Foreign Corrupt Practices Act;
- Added cost and administrative burden associated with creating and operating business structures in other jurisdictions;
- Potential labor costs and risks associated with employees and labor laws in other geographies; and
- The inherent risks of working in a certain highly regulated and/or controlled economies where relationships between company management and government officials is critical to timely processing of approvals required to conduct business.

These risks could have a material adverse effect on the financial and managerial resources required to operate our foreign offices, as well as on our future international revenue, which could negatively impact our business and operating results.

As we increase the amount of software development conducted in non-U.S. locations, potential delays and quality issues may impact our ability to timely deliver our software and services, potentially impacting our revenue and profitability.

We conduct development activities in non-U.S. locations, primarily China, Taiwan, and the United Kingdom, to take advantage of the high-quality, low-cost software development resources found in those countries. To date, we have limited experience in managing large scale software development outside the United States. Expanding our international software development inherently increases the complexity of managing these programs and may result in delays in introducing new products to market, or delays in completing service projects for our customers, which in turn may adversely impact the revenue we recognize from related software products and services and could also adversely impact the profitability of service engagements employing offshore resources, thereby negatively affecting our operating results.

As our customers seek more cost-effective locations to develop and manufacture their products, particularly overseas locations, our ability to continue to sell these customers our software products and services could be limited, which could negatively impact our revenue and operating results.

Due to competitive and other pressures, some of our customers have moved, and others may seek to move, the development and manufacturing of their smart devices to overseas locations, which may limit our ability to sell these customers our software and services. As an example, under our ODA with Microsoft, we are currently only able to sell Microsoft Windows Embedded operating systems primarily in North America, the United Kingdom and Germany. If our customers, or potential customers, move their manufacturing overseas we may be restricted from reselling Microsoft Windows Embedded operating systems to these customers or we would be less competitive, which could negatively impact our revenue and operating results.

Item 1B. ***Unresolved Staff Comments.***

Not Applicable.

Item 2. ***Properties.***

Our corporate headquarters are located in 43,400 square feet of leased space in a single location in Bellevue, Washington. The underlying lease expires in 2014.

In North America, we also lease office space in San Diego, California; Boston, Massachusetts; and Akron, Ohio. We lease office space overseas in Beijing, China, Seoul, Korea, Tokyo, Japan, Taipei, Taiwan, Munich, Germany and Trowbridge, United Kingdom. Our facilities have sufficient capacity to support our current operational needs as well as short-term growth plans.

Item 3. ***Legal Proceedings.***

None.

Item 4. ***Mine Safety Disclosures.***

Not Applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "BSQR." The following table sets forth the high and low closing prices for our common stock for the periods indicated, as reported by the NASDAQ Global Select Market.

	High	Low
Year Ended December 31, 2012:		
First Quarter	$ 4.28	$3.14
Second Quarter	$ 3.35	$2.46
Third Quarter	$ 3.19	$2.76
Fourth Quarter	$ 3.29	$2.60
Year Ended December 31, 2011:		
First Quarter	$13.18	$6.99
Second Quarter	$ 7.22	$5.81
Third Quarter	$ 6.50	$4.39
Fourth Quarter	$ 4.82	$3.42

Holders

As of January 31, 2013, there were 132 holders of record of our common stock. Because many shares of our common stock are held by brokers and other institutions on behalf of shareholders, we are unable to determine the total number of shareholders represented by these holders of record.

Dividends

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund future development and growth and, therefore, do not anticipate paying any consistent cash dividends in the foreseeable future. Our Board of Directors has, however, periodically considered implementing a share repurchase program and/or a special one-time cash dividend.

Item 6. *Selected Financial Data.*

Not Applicable.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes. This Management's Discussion and Analysis of Financial Condition and Results of Operations may contain some statements and information which are not historical facts but are forward-looking statements. For a discussion of these forward-looking statements, and of important factors that could cause results to differ materially from the forward-looking statements contained in this report, see Item 1 of Part I, "Business—Forward-Looking Statements," and Item 1A of Part I, "Risk Factors."

Overview

We provide software solutions and related engineering services to companies that develop smart, connected systems. A smart, connected system is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® Embedded Compact) and is usually connected to a network or data cloud via a wired or wireless connection. Examples of smart, connected systems include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones, in-vehicle telematics and entertainment devices. We primarily focus on smart, connected systems that utilize various Microsoft Windows Embedded and Windows Mobile operating systems, specifically Windows Embedded Compact, Windows Embedded Standard 7 and 8, Windows Mobile™, Windows Phone 8 and Windows Embedded 8 Handheld as well as devices running other popular operating systems such as Android, Linux, and QNX.

We have been providing software solutions to the connected device marketplace since our inception. Our customers include world class original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs") and enterprises, as well as silicon vendors ("SVs") and peripheral vendors which purchase our software solutions for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software solutions we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Critical Accounting Judgments

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and time records are generally used to verify delivery. We assess whether the selling price is fixed or determinable based on the contract and/or customer purchase order and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Periodically, we will begin work on engineering service engagements prior to having a signed contract and, in some cases, the contract is signed in a quarter after which service delivery costs are incurred. We do not defer costs associated with such engagements before we have received a signed contract.

We recognize software revenue upon shipment provided that no significant obligations remain on our part, substantive acceptance conditions, if any, have been met and the other revenue recognition criteria have been met. Service revenue from time and materials contracts, and training service agreements, is recognized as services are performed. Fixed-price service agreements, and certain time and materials service agreements with capped fee structures, are accounted for using the percentage-of-completion method. We use the percentage-of-completion method of accounting because we believe it is the most accurate method to recognize revenue based on the nature and scope of these engineering service contracts; we believe it is a better measure of periodic income results than other methods and better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. Significant judgment is required when estimating total hours and progress to completion on these arrangements which determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred for the remainder of the project. Revisions to hour and cost estimates are incorporated in the period in which the facts that give rise to the revision become known.

We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support and/or maintenance ("PCS"). As a result, contract interpretation is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements. PCS may include rights to upgrades, when and if available, telephone support, updates and enhancements. When vendor specific objective evidence ("VSOE") of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing the fair values of various elements of an agreement can impact the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract. When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, revenue is first allocated to the fair value of the undelivered elements and then allocated to the residual delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled.

When engineering services and royalties are contained in a single arrangement, we recognize revenue from engineering services as earned in accordance with the criteria above even though the effective rate per hour may be lower than typical because the customer is contractually obligated to pay royalties on their device shipments. We recognize royalty revenue, classified as software revenue, when the royalty report from the customer is received or when such royalties are contractually guaranteed and the other revenue recognition criteria are met, particularly that collectability is reasonably assured.

There are two items involving revenue recognition that require us to make more difficult and subjective judgments: the determination of VSOE of fair value in multiple element arrangements and the estimation of percentage of completion on fixed-price service contracts. Historically, we have entered into very few multiple-element arrangements other than those involving the sale of PCS related to our TestQuest automated testing tools. We establish VSOE of fair value for TestQuest PCS based on the price when PCS is sold separately. VSOE of TestQuest PCS has been well established in the past as these products have been sold on a stand-alone basis for a number of years even prior to our acquisition of TestQuest assets in November 2008.

We measure our estimate of completion on fixed-price contracts, which in turn determines the amount of revenue we recognize, based primarily on actual hours incurred to date and our estimate of remaining hours necessary to complete the contract. The process of estimating the remaining hours on a contract involves detailed estimates of remaining hours by the engineers and project managers involved with the project, factoring in such variables as the remaining tasks, the complexity of the tasks, the contracted quality of the software to be provided, the customer's estimated delivery date, integration of third-party software and quality thereof and other factors. Every fixed-price contract requires various approvals within our company, including our Chief Executive Officer if significant. This approval process takes into consideration a number of factors including the complexity of engineering. Historically, our estimation processes related to fixed-price contracts have been accurate based on the information known at the time of the reporting of our results. However, percentage-of-completion estimates require significant judgment. As of December 31, 2012, we were delivering engineering services under 6 fixed-price service contracts. The percentage of completion calculations on these contracts represents management's best estimates based on the facts and circumstances as of the filing of this report. If there are changes to the underlying facts and circumstances, revisions to the percentage-of-completion calculations will be recorded in the period the changes are noted. If we were 10% under in our estimates of completion on every fixed-bid contract active on December 31, 2012, our revenue would be over-stated by $180,000 for 2012.

Intangible Assets and Goodwill

We evaluate our intangible assets for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our intangible assets were acquired through business acquisitions. Our intangible assets consist of acquired technology, customer relationships, trade names and trademarks, and non-compete agreements. Factors that could trigger an impairment analysis include significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we make an assessment of the recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology over the remaining useful life, we reduce the net carrying value of the related intangible asset to fair value. Any such impairment charge could be significant and could have a material adverse effect on our reported financial results. During the fourth quarter of 2011, we recognized an impairment charge of $518,000 related to technology acquired from TestQuest in 2008.

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Our annual testing date is December 31. We test goodwill for impairment by performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If it is more likely than not that the fair value of the reporting unit is greater than the carrying amount, further testing of impairment is not performed. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, we perform a quantitative two-step impairment test.

Stock-Based Compensation

Our stock-based compensation expense for stock options is estimated at the grant date based on the stock award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized as expense over the requisite service period. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. Restricted stock units ("RSUs") and restricted stock awards ("RSAs") are measured based on the fair market values of the underlying stock on the dates of grant as determined based on the number of shares granted and the quoted price of our common stock on the date of grant. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimates, stock-based compensation expense is adjusted accordingly.

Incentive Compensation

We make certain estimates, judgments and assumptions regarding the likelihood of attainment, and the level thereof, of bonuses payable under our annual incentive compensation programs. We accrue bonuses and recognize the resulting expense when the bonus is judged to be reasonably likely to be earned as of year-end and is estimable. The amount accrued, and expense recognized, is the estimated portion of the bonus earned on a year-to-date basis less any amounts previously accrued. These estimates, judgments and assumptions are made quarterly based on available information and take into consideration our year-to-date actual results and expected results for the remainder of the year. Because we consider estimated future results in assessing the likelihood of attainment, significant judgment is required. If actual results differ materially from our estimates, the amount of bonus expense recorded in a particular quarter could be significantly over or under estimated.

Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the countries and other jurisdictions in which we operate. This process involves estimating our current tax expense together with assessing temporary differences resulting from the differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Net operating losses and tax credits, to the extent not already utilized to offset taxable income or income taxes, also give rise to deferred tax assets. We must then assess the likelihood that any deferred tax assets will be realized from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Significant judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We estimate the valuation allowance related to our deferred tax assets on a quarterly basis.

Our sales may be subject to other taxes, particularly withholding taxes, due to our sales to customers in countries other than the United States. The tax regulations governing withholding taxes are complex, causing us to have to make assumptions about the appropriate tax treatment. Further, we make sales in many jurisdictions across the United States, where tax regulations are varied and at times complex. We must therefore continue to analyze our state tax exposure and determine what the appropriate tax treatments are, and make estimates for sales, franchise, income and other state taxes.

Results of Operations

The following table presents certain financial data as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year Ended December 31,	
	2012	2011
Revenue:		
Software	75%	71%
Service	25	29
Total revenue	100	100
Cost of revenue:		
Software	60	57
Service	21	23
Total cost of revenue	81	80
Gross profit	19	20
Operating expenses:		
Selling, general and administrative	14	17
Research and development	4	4
Total operating expenses	18	21
Income (loss) from operations	1	(1)
Other income, net	0	0
Income (loss) before income taxes	1	(1)
Income tax benefit (expense)	0	0
Net income (loss)	1%	(1)%

Comparison of the Years Ended December 31, 2012 and 2011

Acquisition of MPC Data Limited

On September 11, 2011 we completed the acquisition of MPC Data Limited ("MPC"), a United Kingdom-based provider of embedded software engineering services. The acquisition is part of our overall growth strategy and is designed to capitalize on the growing market for smart, connected systems by expanding both the breadth of services offered and the geographies that we serve. As the acquisition took place late in the third quarter of 2011, the impact on our results of operations for 2011 was relatively insignificant for the year in total. Where applicable, the MPC-related impacts have been noted in the following commentary.

Revenue

Our revenue is generated from the sale of software, both our own proprietary software and third-party software that we resell, and the sale of engineering services. Total revenue was $101.4 million in 2012 and was $96.8 million in 2011. An increase in sales of Microsoft Windows Embedded and Windows Mobile operating systems drove the increase, offset partially by a decline in service revenue.

Revenue from our customers outside of North America increased $7.4 million, or 33%, to $29.5 million in 2012, from $22.1 million in 2011. Revenue from our customers outside of North America represented 29% of our total revenue in 2012, compared to 23% in 2011. The increase in non-North American revenue in 2012 was attributable to higher service revenue in Europe driven by the September 2011 acquisition of MPC as well as an increase in service revenue and third party software sales in Asia.

Software revenue

Software revenue consists of sales of third-party software and revenue realized from our own proprietary software products, which include software license sales, royalties from our software products, sales of software development kits, support and maintenance revenue, and royalties from certain engineering service contracts. Software revenue for 2012 and 2011 was as follows (dollars in thousands):

	Year Ended December 31,	
	2012	2011
Software revenue:		
Third-party software	$71,130	$62,703
Proprietary software	4,710	5,607
Total software revenue	$75,840	$68,310
Software revenue as a percentage of total revenue	75%	71%
Third-party software revenue as a percentage of total software revenue	94%	92%

The vast majority of our third-party software revenue is comprised of sales of Microsoft Windows Embedded and Windows Mobile operating systems. Third-party software sales increased $8.4 million, or 13%, in 2012 as compared to the prior year. This increase was due to higher sales of both Microsoft Windows Embedded and Windows Mobile operating systems which increased $8.6 million. Sales of Microsoft Windows Embedded operating systems increased $5.0 million or 11% in 2012 as compared to the prior year driven by expansion into the EMEA region as well as significant increases in sales to some of our existing customer base. Sales of Microsoft Windows Mobile operating systems increased $3.6 million or 26% driven primarily by the addition of a new customer in North America. Our rights to distribute Windows Mobile operating systems in Korea ended on October 31, 2012. We sold $4.5 million of Windows Mobile operating systems in Korea in 2012 and $4.6 million in 2011.

Proprietary software revenue decreased $897,000, or 16%, in 2012 compared to 2011 due primarily to the fact that the sale of Qualcomm development platforms were classified as proprietary software revenue for the first three quarters of 2011, whereas in 2012 and for the fourth quarter of 2011, they were classified as third-party software sales. Proprietary software revenue in 2011 included $929,000 of Qualcomm development platform sales classified as proprietary software revenue.

Service revenue

Service revenue for 2012 and 2011 was as follows (dollars in thousands):

	Year Ended December 31,	
	2012	2011
Service revenue	$25,554	$28,533
Service revenue as a percentage of total revenue	25%	29%

Service revenue decreased $3.0 million, or 10%, in 2012 as compared to the prior year. This decrease was due to a $6.7 million decline in North America service revenue offset in part by a $2.5 million increase in Europe service revenue resulting from the MPC acquisition in September 2011 and a $1.1 million increase in Asia service revenue driven by growth in Japan due to the signing of several significant OEM customers. The decline in North America service revenue was due to a $3.3 million decline in MyFord Touch-related service revenue as described below while the remainder was attributable to two large customers in 2011 which contributed $3.2 million in service revenue compared to no similarly large projects in 2012.

Microsoft Corporation ("Microsoft") became our largest engineering services customer during the first quarter of 2012, replacing Ford Motor Company ("Ford"), as Microsoft replaced Ford as the invoiced customer on the MyFord Touch program. We continue to work on the MyFord Touch, a project we began with Ford during the second quarter of 2008; however, we now conduct these services through an agreement with Microsoft. During the initial project with Ford, we provided hardware design and implementation, platform level software development, application level software development, quality assurance services and systems integration services. The project has transitioned since the initial project such that we are now primarily focused on developing and integrating new user applications for the MyFord Touch, enhancing existing applications and customizing the MyFord Touch platform for additional vehicle models. The MyFord Touch program contributed $6.4 million in service revenue in 2012 compared to $9.7 million in 2011 representing a decline of $3.3 million or 34%. The decrease is attributable to a reduction in the number of engineers working on the MyFord Touch project as the amount of work on the increasingly mature platform has declined.

Gross profit and gross margin

Cost of revenue related to software revenue consists primarily of the cost of third-party software products payable to third-party vendors. Cost of revenue related to service revenue consists primarily of salaries and benefits, contractor costs and re-billable expenses, related facilities and depreciation costs, and amortization of certain intangible assets related to acquisitions. Gross profit on the sale of third-party software products was also positively affected by rebate credits of $888,000 in 2012 and $746,000 in 2011 from Microsoft which we earned through the achievement of defined objectives.

The following table outlines software, services and total gross profit (dollars in thousands):

	Year Ended December 31,	
	2012	2011
Software gross profit	$14,728	$13,200
Software gross margin	19%	19%
Service gross profit	$ 4,331	$ 6,249
Service gross margin	17%	22%
Total gross profit	$19,059	$19,449
Total gross margin	19%	20%

Software gross profit and gross margin

Software gross profit increased by $1.5 million, or 12%, in 2012, compared to 2011, while software gross margin was 19% in both years. The gross profit increase was driven by higher sales of Microsoft Windows Embedded and Windows Mobile operating systems which accounted for a $1.6 million increase in software gross profit. Third-party software gross margin was 16% in 2012 compared to 15% in 2011. Proprietary software gross margin was 78% in 2012 compared to 65% in 2011 with the improvement attributable to a $518,000 impairment charge related to acquired TestQuest technology which negatively affected the fourth quarter of 2011.

Service gross profit and gross margin

Service gross profit decreased by $1.9 million, or 31%, in 2012 as compared to 2011, while service gross margin decreased by five percentage points to 17% in 2012, from 22% in 2011. The decline in service gross profit was largely driven by the decrease in engineering service revenue of $3.0 million. Service costs decreased by $1.1 million or 5% in 2012 compared to 2011. While cost per available hour decreased by approximately 10% primarily as a result of mix of resources internationally, it was more than offset by a decline in utilization rate of 12% and a decline in realized rate per hour of 2%. During 2012, we made adjustments to reduce service related expenses to better align with our future service revenue expectations.

Operating expenses

Selling, general and administrative

Selling, general and administrative expenses consist primarily of salaries and related benefits, commissions and bonuses for our sales, marketing and administrative personnel and related facilities and depreciation costs, as well as professional services fees (e.g., consulting, legal and audit). Selling, general and administrative expenses decreased $2.4 million, or 14%, to $14.3 million in 2012, from $16.7 million in 2011. Sales expense declined $2.7 million in 2012 compared to 2011, while marketing and general and administrative expense increased slightly. The decrease in sales expense was driven by a $1.6 million decline in headcount-related expenses, including incentive compensation and travel, due to reductions which occurred during 2012, a portion of which were backfilled in the fourth quarter of 2012 or may be backfilled in 2013. Further, sales-related stock compensation expense decreased $975,000 in 2012 compared to 2011 due largely to the departure of our previous Vice President of Sales in 2012 which resulted in a significant forfeiture of unvested stock options in the third quarter of 2012. Selling, general and administrative expenses represented 14% of our total revenue in 2012 compared to 17% of revenue in 2011.

Research and development

Research and development expenses consist primarily of salaries and benefits for software development and quality assurance personnel, contractor and consultant costs and related facilities and depreciation costs. Research and development expenses decreased $234,000, or 6%, to $3.6 million in 2012, from $3.8 million in

2011. The decline was driven by lower wage expense in the second half of 2012 associated primarily with reductions in headcount associated with our TestQuest development efforts. Research and development expenses represented 4% of total revenue in both 2012 and 2011.

Other income, net

Other income consists of gains and losses we may recognize on our investments, gains or losses on foreign exchange transactions, interest income on our cash, cash equivalents and investments and other items. Other income was $103,000 in 2012 compared to $422,000 in 2011, representing a decline of $319,000. This decrease was primarily due to a $104,000 realized gain on the sale of an auction rate security ("ARS") investment in 2011 and the settlement of a lawsuit with our former broker dealer of our ARS investments which resulted in a gain of $213,000 in 2011, compared to no such similar items in 2012.

Income tax

Our income tax expense was $366,000 in 2012 compared to an income tax benefit of $166,000 in 2011, a change of $532,000. The increase in expense was driven by the profitability of our United States parent company in 2012.

Liquidity and Capital Resources

As of December 31, 2012, we had $20.6 million of cash, cash equivalents, short-term investments and restricted cash, compared to $19.0 million at December 31, 2011. The increase was driven by our net income and non-cash expenses offset in part by negative working capital changes.

Restricted cash is classified as long term and was $875,000 at both December 31, 2012 and 2011. This cash is restricted under the terms of our headquarters operating lease which will continue to secure that obligation through its expiration in 2014. Our working capital was $20.6 million at December 31, 2012, compared to $18.0 million at December 31, 2011.

Net cash provided by operating activities was $2.5 million in 2012 driven by net income of $916,000 and non cash expenses of $2.2 million, offset in part by net negative working capital changes. Net cash provided by operating activities was $1.1 million in 2011 driven by $3.1 million of non-cash expenses and a $518,000 impairment charge on our intangible assets associated with TestQuest acquired technology offset, in part, by net negative working capital changes.

Net cash used by investing activities was $1.2 million in 2012 driven primarily by capital expenditures. Net cash used by investing activities was $3.6 million in 2011 driven by the acquisition of MPC for $4.8 million in cash, net of cash acquired and $785,000 of capital expenditures, offset in part by net maturities of short-term investments. Financing activities generated cash of $205,000 in 2012 and $424,000 in 2011 as a result of employees' exercise of stock options.

We believe that our existing cash, cash equivalents, short-term investments and long-term investments will be sufficient to meet our needs for working capital and capital expenditures for at least the next 12 months.

Cash Commitments

We have the following future or potential cash commitments:

- Minimum rents payable under operating leases of $1.5 million in 2013, $1.0 million in 2014, $273,000 in 2015 and 2016, and $146,000 in 2017; and $97,000 in total thereafter.

- Under the terms of our corporate headquarters lease signed in February 2004, the landlord has the ability to demand payment for cash payments forgiven in 2004 if we default under the lease. The amount of the forgiven payments for which the landlord can demand repayment was $400,000 at December 31, 2012, and decreases on a straight-line basis over the remaining term of the lease, which expires in 2014.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Not Applicable.

Item 8. ***Financial Statements and Supplementary Data.***

BSQUARE CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
BSQUARE Corporation

We have audited the accompanying consolidated balance sheets of BSQUARE Corporation (the "Corporation") as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BSQUARE Corporation as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP
Seattle, Washington
February 22, 2013

BSQUARE CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,903	$ 8,505
Short-term investments	9,826	9,619
Accounts receivable, net of allowance for doubtful accounts of $200 at December 31, 2012 and $311 at December 31, 2011	16,095	13,403
Deferred tax assets	296	520
Prepaid expenses and other current assets	858	1,281
Total current assets	36,978	33,328
Equipment, furniture and leasehold improvements, net	759	1,037
Restricted cash	875	875
Deferred tax assets	2,255	2,302
Intangible assets, net	1,069	1,390
Goodwill	3,738	3,738
Other non-current assets	117	122
Total assets	$ 45,791	$ 42,792
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Third-party software fees payable	$ 11,099	$ 8,460
Accounts payable	553	695
Other accrued expenses	1,732	2,330
Accrued compensation	2,205	2,645
Deferred revenue	837	1,233
Total current liabilities	16,426	15,363
Deferred tax liability	206	210
Deferred rent	154	184
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value: 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value: 37,500,000 shares authorized; 11,065,217 shares issued and outstanding at December 31, 2012 and 10,874,050 shares issued and outstanding at December 31, 2011	128,474	127,318
Accumulated other comprehensive loss	(733)	(631)
Accumulated deficit	(98,736)	(99,652)
Total shareholders' equity	29,005	27,035
Total liabilities and shareholders' equity	$ 45,791	$ 42,792

See notes to consolidated financial statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

	Year Ended December 31,	
	2012	**2011**
Revenue:		
Software	$ 75,840	$68,310
Service	25,554	28,533
Total revenue	101,394	96,843
Cost of revenue:		
Software	61,112	55,110
Service	21,223	22,284
Total cost of revenue	82,335	77,394
Gross profit	19,059	19,449
Operating expenses:		
Selling, general and administrative	14,281	16,667
Research and development	3,599	3,833
Total operating expenses	17,880	20,500
Income (loss) from operations	1,179	(1,051)
Other income, net	103	422
Income (loss) before income taxes	1,282	(629)
Income tax benefit (expense)	(366)	166
Net income (loss)	$ 916	$ (463)
Basic income (loss) per share	$ 0.08	$ (0.04)
Diluted income (loss) per share	$ 0.08	$ (0.04)
Shares used in calculation of income (loss) per share:		
Basic	10,945	10,594
Diluted	11,449	10,594
Comprehensive income (loss):		
Net income (loss)	916	(463)
Other comprehensive income (expense):		
Foreign currency translation, net of tax	(114)	(171)
Change in unrealized gains on investments, net of tax	12	(15)
Total other comprehensive income (expense)	(102)	(186)
Comprehensive income (loss)	814	(649)

See notes to consolidated financial statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance, December 31, 2010	—	$ —	10,415,541	$124,716	$(445)	$(99,189)	$25,082
Exercise of stock options	—	—	208,821	424	—	—	424
Share-based compensation including issuance of restricted stock	—	—	249,688	2,178	—	—	2,178
Comprehensive (loss):							
Net loss	—	—	—	—	—	(463)	(463)
Foreign currency translation adjustment, net of tax	—	—	—	—	(171)	—	(171)
Change in unrealized gain on investments, net of tax	—	—	—	—	(15)	—	(15)
Balance, December 31, 2011	—	$—	10,874,050	$127,318	$(631)	$(99,652)	$27,035
Exercise of stock options	—	—	84,411	205	—	—	205
Share-based compensation including issuance of restricted stock	—	—	106,756	951	—	—	951
Comprehensive income:							
Net income	—	—	—	—	—	916	916
Foreign currency translation adjustment, net of tax	—	—	—	—	(114)	—	(114)
Change in unrealized gain on investments, net of tax	—	—	—	—	12	—	12
Balance, December 31, 2012	—	$—	11,065,217	$128,474	$(733)	$(98,736)	$29,005

See notes to consolidated financial statements.

BSQUARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,	
	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ 916	$ (463)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Realized loss (gain) on sale of auction rate securities	—	(104)
Litigation settlement	—	(213)
Impairment of intangible asset	—	518
Depreciation and amortization	993	918
Stock-based compensation	951	2,178
Deferred income tax expense (benefit)	267	(98)
Change in fair value of contingent consideration related to acquisition of business	(135)	—
Changes in operating assets and liabilities:		
Accounts receivable, net	(2,685)	2,010
Prepaid expenses and other assets	430	(880)
Third-party software fees payable	2,639	(2,672)
Accounts payable and other accrued liabilities	(468)	141
Deferred revenue	(400)	(182)
Deferred rent	(30)	(56)
Net cash provided by operating activities	2,478	1,097
Cash flows from investing activities:		
Purchases of equipment and furniture	(391)	(785)
Acquisition of business, less acquired cash	—	(4,787)
Payment of contingent consideration related to acquisition of business	(631)	—
Proceeds from maturities of short-term investments	11,611	20,693
Proceeds from sale of auction rate securities	—	226
Purchases of short-term investments	(11,800)	(18,991)
Net cash used for investing activities	(1,211)	(3,644)
Cash flows from financing activities—proceeds from exercise of stock options	205	424
Effect of exchange rate changes on cash	(74)	(186)
Net increase (decrease) in cash and cash equivalents	1,398	(2,309)
Cash and cash equivalents, beginning of year	8,505	10,814
Cash and cash equivalents, end of year	$ 9,903	$ 8,505
Supplemental cash flow information:		
Cash paid for income taxes	$ 7	$ 15
Noncash investing and financing activities:		
Contingent consideration for acquisition of a business	$ 0	$ 766

See notes to consolidated financial statements.

BSQUARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Accounting Policies

Description of Business

BSQUARE Corporation ("BSQUARE") was incorporated in Washington State in July 1994. We provide software solutions and related engineering services to companies that develop smart, connected systems. A smart, connected system is a dedicated purpose computing device that typically has a display, runs an operating system (e.g., Microsoft® Windows® CE) and is usually connected to a network or data cloud via a wired or wireless connection. Examples of smart, connected systems include set-top boxes, home gateways, point-of-sale terminals, kiosks, voting machines, gaming platforms, tablets, handheld data collection devices, personal media players, smart phones and in-vehicle telematics and entertainment devices. We primarily focus on smart, connected systems that utilize various Microsoft Embedded and Windows Mobile operating systems, specifically Windows Embedded Compact, Windows Embedded Standard 7 and 8, Windows Mobile™, Windows Phone 8 and Windows Embedded 8 Handheld as well as devices running other popular operating systems such as Android, Linux, and QNX.

We have been providing software solutions to the connected device marketplace since our inception. Our customers include world class original equipment manufacturers ("OEMs"), original design manufacturers ("ODMs") and enterprises, as well as silicon vendors ("SVs") and peripheral vendors which purchase our software solutions for purposes of facilitating processor and peripheral sales to the aforementioned customer categories. In the case of enterprises, our customers include those which develop, market and distribute smart devices on their own behalf as well as those that purchase devices from OEMs or ODMs and require additional device software or testing. The software solutions we provide are utilized and deployed throughout various phases of our customers' device life cycle, including design, development, customization, quality assurance and deployment.

Basis of Consolidation

The consolidated financial statements include the accounts of BSQUARE Corporation and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include provisions for bad debts and income taxes, estimates of progress on professional engineering service arrangements, bonus accruals, fair value of intangible assets and property and equipment, fair values of stock-based awards and the fair values of acquired assets and liabilities, among other estimates. Actual results may differ from these estimates.

Income (Loss) Per Share

Basic income or loss per share is computed using the weighted average number of common shares outstanding during the period, and excludes any dilutive effects of common stock equivalent shares, such as options, restricted stock awards, restricted stock units and warrants. Restricted stock awards ("RSAs") are considered outstanding and included in the computation of basic income or loss per share when underlying restrictions expire and the awards are no longer forfeitable. Restricted stock units ("RSUs"), which vest over a period of one to four years, are considered outstanding and included in the computation of basic income or loss per share only when vested. Diluted income per share is computed using the weighted average number of common shares outstanding and common stock equivalent shares outstanding during the period using the treasury stock method. Common stock equivalent shares are excluded from the computation if their effect is anti-dilutive. Unvested but outstanding RSUs and RSAs which are forfeitable but outstanding are included in the diluted income per share calculation.

The following table presents a reconciliation of the number of shares used in the calculation of basic and diluted income (loss) per share (in thousands):

	Year Ended December 31,	
	2012	2011
Weighted average shares outstanding for basic income (loss) per share	10,945	10,594
Dilutive effect of common stock equivalent shares	504	—
Weighted average shares outstanding for diluted income (loss) per share	11,449	10,594

Had we not been in a net loss position in 2011, our weighted average shares used to calculate diluted income per share would have been 11,419,000, representing a dilutive effect of common stock equivalents of 825,000 shares.

Cash, Cash Equivalents and Short-term Investments

We invest our excess cash primarily in highly liquid debt instruments of U.S. government agencies and municipalities, debt instruments issued by foreign government, corporate commercial paper, money market funds, and corporate debt securities. We classify all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months as short-term investments.

Short-term investments consist entirely of marketable securities which are all classified as available-for-sale securities and are recorded at their estimated fair value. We determine the appropriate classification of our investments at the time of purchase and reevaluate such designation at each balance sheet date. We may or may not hold securities with stated maturities greater than 12 months until maturity. As we view these securities as available to support current operations, we classify securities with maturities beyond 12 months as short-term investments. We carry these securities at fair value, and report the unrealized gains and losses, net of taxes, as a component of stockholders' equity, except for unrealized losses determined to be other than temporary which are recorded in other expense.

Restricted Cash

Our restricted cash represents funds held at a financial institution as security for an outstanding letter of credit expiring in 2014 related to our corporate headquarters lease obligation.

Financial Instruments and Concentrations of Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, short-term investments, and accounts receivable.

Allowance for Doubtful Accounts

We record accounts receivable at the invoiced amount net of an estimated allowance for doubtful accounts to reserve for potentially uncollectible receivables. We review customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the allowance, we make judgments about the creditworthiness of significant customers based on ongoing credit evaluations.

Equipment, Furniture and Leasehold Improvements

We account for equipment, furniture and leasehold improvements at cost less accumulated depreciation and amortization. We compute depreciation of equipment and furniture using the straight-line method over the estimated useful lives of the assets, generally three years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful lives, ranging from 2 to 10 years. Maintenance and repairs costs are expensed as incurred. When assets are retired or otherwise disposed of, gains or losses are included in the statement of operations. When facts and circumstances indicate that the value of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the asset to projected undiscounted future cash flows. Upon indication that the carrying value of such assets may not be recoverable, we recognize an impairment loss as a charge against current operations based on the difference between the carrying value of the asset and its fair value.

Intangible Assets

Intangible assets were recorded as a result of business acquisitions and are stated at estimated fair value at the time of acquisition less accumulated amortization. We amortize our acquired intangible assets using the straight-line method using lives ranging from 1 to 10 years. We review intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

Goodwill

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If it is more likely than not that the fair value of the reporting unit is greater than the carrying amount, further testing of goodwill impairment is not performed. If it is more likely than not that the fair value of the reporting unit is less than the carrying amount, we perform a quantitative two-step impairment test. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss.

Third-Party Software Fees Payable

We record all fees payable and accrued liabilities related to the sale of third-party software, such as Microsoft Windows Embedded and Windows Mobile operating systems, as third-party software fees payable.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

All costs of advertising, including cooperative marketing arrangements, are expensed as incurred. Advertising expense was $733,000 in 2012 and $588,000 in 2011.

Stock-Based Compensation

The estimated fair value of stock based awards is recognized as compensation expense over the vesting period of the award, net of estimated forfeitures. We estimate forfeitures of stock based awards based on historical experience and expected future activity. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and the quoted price of our common stock on the date of grant. The fair value of stock option awards are estimated at the grant date based on the fair value of each vesting tranche as calculated by the Black-Scholes-Merton ("BSM") option-pricing model. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Incentive Compensation

We make certain estimates, judgments and assumptions regarding the likelihood of our attainment, and the level thereof, of bonuses payable under our annual incentive compensation programs. We accrue bonuses and recognize the resulting expense when the bonus is judged to be reasonably likely to be earned as of year-end and is estimable. The amount accrued, and expense recognized, is the estimated portion of the bonus earned on a year-to-date basis less any amounts previously accrued. These estimates, judgments and assumptions are made quarterly based on available information and take into consideration our year-to-date actual results and expected results for the remainder of the year. Because our attainment estimate factors estimated future results, significant judgment is required. If actual results differ materially from our estimates, the amount of bonus expense recorded in a particular quarter could be significantly over or under estimated.

Comprehensive Income (Loss)

Comprehensive income (loss) refers to net income (loss) and other revenue, expenses, gains and losses that, under generally accepted accounting principles, are recorded as an element of shareholders' equity but are excluded from the calculation of net income (loss).

Income Taxes

We are subject to income taxes in the U.S. and certain foreign jurisdictions. Significant judgment is required in determining our provision for income taxes. We compute income taxes using the asset and liability method, under which deferred income taxes are provided for on the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Our deferred tax assets are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

We recognize tax benefits from an uncertain position only if it is "more likely than not" that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. Interest and penalties related to uncertain tax positions are classified in the financial statements as income tax expense.

Foreign Currency

The functional currency of foreign subsidiaries is the local currency. Accordingly, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet. Resulting translation adjustments are included in "Accumulated other comprehensive loss," a separate component of shareholders' equity. The net gains and losses resulting from foreign currency transactions are recorded in the period incurred and were not significant for any of the periods presented.

Revenue Recognition

We recognize revenue from software and engineering service sales when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the selling price is fixed or determinable; and collectability is reasonably assured. Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and time records are generally used to verify delivery. We assess whether the selling price is fixed or determinable based on the contract and/or customer purchase order and payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Periodically, we will begin work on engineering service engagements prior to having a signed contract and, in some cases, the contract is signed in a quarter after which service delivery costs are incurred. We do not defer costs associated with such engagements before we have received a signed contract.

We recognize software revenue upon shipment provided that no significant obligations remain on our part, substantive acceptance conditions, if any, have been met and the other revenue recognition criteria have been met. Service revenue from time and materials contracts, and training service agreements, is recognized as services are performed. Fixed-price service agreements, and certain time and materials service agreements with capped fee structures, are accounted for using the percentage-of-completion method. We use the percentage-of-completion method of accounting because we believe it is the most accurate method to recognize revenue based on the nature and scope of these engineering service contracts; we believe it is a better measure of periodic income results than other methods and it better matches revenue recognized with the costs incurred. Percentage of completion is measured based primarily on input measures such as hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable. Significant judgment is required when estimating total hours and progress to completion on these arrangements which determines the amount of revenue we recognize as well as whether a loss is recognized if one is expected to be incurred for the remainder of the project. Revisions to hour and cost estimates are incorporated in the period in which the facts that give rise to the revision become known.

We also enter into arrangements in which a customer purchases a combination of software licenses, engineering services and post-contract customer support and/or maintenance ("PCS"). As a result, judgment is sometimes required to determine the appropriate accounting, including how the price should be allocated among the deliverable elements if there are multiple elements. PCS may include rights to upgrades, when and if available, telephone support, updates and enhancements. When vendor specific objective evidence ("VSOE") of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. Accordingly, the judgments involved in assessing the fair values of various elements of an agreement can impact the recognition of revenue in each period. Changes in the allocation of the sales price between deliverables might impact the timing of revenue recognition, but would not change the total revenue recognized on the contract. When elements such as software and engineering services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. In the absence of fair value for a delivered element, revenue is first allocated to the fair value of the undelivered elements and then allocated to the residual delivered elements. In the absence of fair value for an undelivered element, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for the delivered elements until the undelivered elements are fulfilled.

When engineering services and royalties are contained in a single arrangement, we recognize revenue from engineering services as earned in accordance with the criteria above even though the effective rate per hour may be lower than typical because the customer is contractually obligated to pay royalties on their device shipments. We recognize royalty revenue, classified as software revenue, when the royalty report from the customer is received or when such royalties are contractually guaranteed and the other revenue recognition criteria are met, particularly the criteria that collectability is reasonably assured.

Recently Issued Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board ("FASB") issued an accounting standard update that amends the accounting guidance on testing indefinite-lived intangible assets for impairment. The amendments in this accounting standard update are intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The amendments also enhance the consistency of impairment testing guidance among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived intangible asset for impairment, which is equivalent to the impairment testing requirements for other long-lived assets. The amendments in this accounting standard update are effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012. The adoption is not expected to impact our financial position or results of operations.

2. Cash and Investments

Cash, cash equivalents, short-term investments, long-term investments and restricted cash consist of the following (in thousands):

	December 31,	
	2012	2011
Cash	$ 2,590	$ 1,428
Cash and cash equivalents:		
Corporate debt	—	501
Money market funds	7,313	6,576
Total cash equivalents	7,313	7,077
Total cash and cash equivalents	9,903	8,505
Short-term investments:		
U.S. agency securities	—	1,751
Municipal securities	356	355
Corporate commercial paper	4,374	1,250
Foreign government bonds	999	500
Corporate debt securities	4,097	5,763
Total short-term investments	9,826	9,619
Restricted cash—money market fund	875	875
Total cash, cash equivalents, investments and restricted cash	$20,604	$18,999

Gross unrealized gains and losses on our cash equivalents and short-term investments were not material as of December 31, 2012 and December 31, 2011. Our restricted cash balance at December 31, 2012 and 2011 relates to a letter of credit which will continue to secure our corporate headquarters lease obligation to its expiration in 2014.

3. Fair Value Measurements

We measure our cash equivalents, marketable securities, restricted cash and the earn-out liability associated with our acquisition of MPC Data Limited ("MPC") (see note 4) at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Directly or indirectly observable market-based inputs or unobservable inputs used in models or other valuation methodologies.

Level 3: Unobservable inputs that are not corroborated by market data. The inputs require significant management judgment or estimation.

We classify our cash equivalents, marketable securities and restricted cash within Level 1 or Level 2. This is because we value these items using quoted market prices or alternative pricing sources and models utilizing market observable inputs that are actively quoted and can be validated through external sources, including third-party pricing services, brokers and market transactions. We review the pricing techniques and methodologies of the independent pricing service for Level 2 investments and believe that the policies adequately consider market activity, either based on specific transactions for the security valued or based on modeling of securities with similar credit quality, duration, yield and structure that were recently traded.

In 2011, we classified our acquisition consideration liability associated with MPC within Level 3 as it is valued using valuation techniques using inputs such as management's estimation of future sales. Some of the inputs to these models are unobservable in the market and are significant. The acquisition earn-out consideration payout of $631,000 occurred during the fourth quarter of 2012. The reduction in the estimated fair value of the acquisition consideration of $135,000 in 2012 is recorded in other income in statement of operations.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

	December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Direct or Indirect Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Assets				
Cash equivalents:				
Money market funds	$7,313	$ —	$—	$ 7,313
Corporate debt	—	—	—	—
Total cash equivalents	7,313	—	—	7,313
Short-term investments:				
U.S. agency securities	—	—	—	—
Municipal securities	—	356	—	356
Corporate commercial paper	—	4,374	—	4,374
Foreign government bonds	—	999	—	999
Corporate debt securities	—	4,097	—	4,097
Total short-term investments	—	9,826	$—	9,826
Restricted cash—money market fund	875	—	—	875
Total assets	$8,188	$9,826	$—	$18,014

	December 31, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Direct or Indirect Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents:				
Money market funds	$6,576	$ —	$—	$ 6,576
Corporate debt	—	501	—	501
Total cash equivalents	6,576	501	—	7,077
Short-term investments:				
U.S. agency securities	—	1,751	—	1,751
Municipal securities	—	355	—	355
Corporate commercial paper	—	1,250	—	1,250
Foreign government bonds	—	500	—	500
Corporate debt securities	—	5,763	—	5,763
Total short-term investments	—	9,619	$—	9,619
Restricted cash—money market fund	875	—	—	875
Total assets	$7,451	$10,120	$—	$17,571
MPC earn-out liability	$ —	$ —	$766	$ 766

An impairment charge of $518,000 was recognized in the fourth quarter of 2011 for intangible assets measured using level 3 inputs and recorded at fair value. These intangible assets were associated with acquired technology (see Note 6).

4. Acquisition

On September 11, 2011, we completed the acquisition of MPC, a United Kingdom based provider of embedded software engineering services.

We acquired all outstanding shares of MPC preferred and common stock in exchange for total consideration of $7.0 million, which included an earn-out with an estimated fair value of $810,000 on the acquisition date. The actual amount of the payout was $631,000 which occurred in the fourth quarter of 2012. We also acquired $1.5 million in cash and cash equivalents as part of the acquisition, for a net estimated total cash price at acquisition of $5.5 million.

In connection with the business combination, we incurred merger-related costs, including legal, consulting, accounting and other costs, of $193,000 during 2011 which we recognized as expense.

The business combination was accounted for using the acquisition method of accounting, which requires an acquirer to recognize the assets acquired and liabilities assumed at the acquisition date measured at their fair values, including intangible assets acquired consisting of trade names and trademarks, non-compete agreements, and customer relationships. The acquisition of MPC was structured as a stock purchase and therefore the values assigned to the intangible assets and goodwill are not deductible for tax purposes. Deferred tax liabilities of $233,000 were recognized as part of the transaction. The excess of the acquisition consideration, including the estimated fair value of the earn-out, over the fair value of net assets acquired was recorded as goodwill. Our allocation of the acquisition consideration to the assets acquired and liabilities assumed was as follows (in thousands):

Acquisition consideration	$7,038
Net assets acquired:	
Cash and cash equivalents	1,481
Other current assets	1,124
Property, equipment, and furniture	103
Intangible assets—customer relationships	973
Intangible assets—non-compete agreements	206
Intangible assets—trade names and trademarks	96
Current liabilities	(473)
Long-term tax liabilities	(210)
Net assets acquired	3,300
Goodwill	$3,738

Of the intangible assets acquired, customer relationships have a weighted-average useful life of 10 years, non-compete agreements have a weighted-average useful life of 2 years, and trade names and trademarks have a weighted-average useful life of 1 year.

Unaudited Pro Forma Results of Operations

The unaudited pro forma results of operations are being furnished solely for informational purposes and are not intended to represent or be indicative of the consolidated results of operations that we would have reported had the MPC acquisition been completed as of the dates and for the periods presented, nor are they necessarily indicative of future results.

The unaudited pro forma results of operations data are derived from our consolidated financial statements and MPC and include pro forma adjustments relating to the MPC acquisition that are of a recurring nature representing pro forma amortization of intangible assets. Included in the 2011 pro forma results are revenue of $1.4 million and net income of $96,000 related to MPC since the date of acquisition. The pro forma results were adjusted to assume all of acquisition expenses directly related to MPC were incurred on January 1, 2011. These pro forma results of operations do not give effect to any cost savings, revenue synergies, integration or restructuring costs.

The unaudited pro forma combined condensed results of operations are presented below as if the MPC acquisition had occurred on January 1, 2011 (in thousands, except per share amounts):

	Year Ended December 31, 2011
Net sales	$100,638
Gross profit	$ 21,157
Income (loss) from operations	$ (1,032)
Income (loss) before income taxes	$ (624)
Net income (loss)	$ (445)
Basic earnings (loss) per share	$ (0.05)
Diluted earnings (loss) per share	$ (0.05)

5. Equipment, Furniture and Leasehold Improvements

Equipment, furniture, and leasehold improvements consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Computer equipment and software	$ 2,964	$ 2,804
Office furniture and equipment	1,365	1,371
Leasehold improvements	958	929
Total	5,287	5,104
Less: accumulated depreciation and amortization	(4,528)	(4,067)
Equipment, furniture and leasehold improvements, net	$ 759	$ 1,037

Depreciation and amortization expense of equipment, furniture and leasehold improvements was $672,000 in 2012 and $502,000 in 2011.

6. Goodwill and Intangible Assets

There were no changes in the carrying amount of goodwill for the year ended December 31, 2012.

Intangible assets relate to developed technology, trade names and trademarks, customer relationships, and non-compete agreements that we acquired from TestQuest in November 2008 and through the acquisition of MPC in September 2011.

In the fourth quarter of 2011, we recognized a $518,000 impairment charge as software cost of revenue related to the acquired technology from TestQuest in 2008. The intangible asset associated with the acquired technology was deemed to be impaired as this technology is no longer used in any of our product offerings.

Information regarding our acquisition-related intangible assets is as follows (in thousands):

December 31, 2012	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Value
Trade names and trademarks	180	(180)	—	0
Customer relationships	1,275	(276)	—	999
Non-compete agreements	196	(126)	—	70
Total	$1,651	$(582)	$ —	$1,069

December 31, 2011	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Value
Acquired technology	$1,552	$(1,034)	$(518)	$ —
Trade names and trademarks	180	(92)	—	88
Customer relationships	1,275	(141)	—	1,134
Non-compete agreements	196	(28)	—	168
Total	$3,203	$(1,295)	$(518)	$1,390

Amortization expense was $321,000 and $417,000 for 2012 and 2011, respectively. As of December 31, 2012, expected amortization expense for acquisition-related intangible assets for each of the next five years and thereafter was as follows (in thousands):

2013	$ 206
2014	135
2015	135
2016	130
2017	98
Thereafter	365
Total	$1,069

7. Other Income, Net

The components of other income, net are as follows (in thousands):

	Year Ended December 31,	
	2012	2011
Litigation settlement, net	$—	$213
Realized gain on ARS	—	104
Difference on earn-out paid related to MPC acquisition	135	—
Interest income, net of interest expense	35	45
Other	(67)	60
Total	$103	$422

8. Income Taxes

Income (loss) before income taxes consists of the following (in thousands):

	Year Ended December 31,	
	2012	2011
U.S.	$1,687	$(717)
Foreign	(405)	88
Total	$1,282	$(629)

Income tax expense (benefit) consists of the following (in thousands):

	Year Ended December 31,	
	2012	2011
Current taxes:		
Federal	$ —	$ (90)
State and local	27	33
Foreign	72	(11)
Current taxes	99	(68)
Deferred taxes:		
Federal	$ 459	$ —
State and local	—	—
Foreign	(192)	(98)
Deferred taxes	267	(98)
Total	$ 366	$(166)

The components of net deferred tax assets consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Net deferred income tax assets:		
Depreciation and amortization	$ 917	$ 1,055
Accrued expenses and reserves	1,771	1,796
Net operating loss carryforwards	20,509	20,768
Capital loss carryforwards	290	345
Research and development credit carryforwards	2,535	2,535
Stock-based compensation	425	305
Gross deferred tax assets	26,447	26,804
Less: valuation allowance	(24,102)	(24,192)
Net deferred tax assets	$ 2,345	$ 2,612

Our net deferred tax assets are recorded as follows (in thousands):

	December 31, 2012	December 31, 2011
Net deferred tax assets:		
Deferred tax assets—current	$ 296	$ 520
Deferred tax assets—non-current	2,255	2,302
Deferred tax liability	(206)	(210)
Net deferred tax assets	$2,345	$2,612

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income, as a result of the following:

	Year Ended December 31, 2012	Year Ended December 31, 2011
Taxes at the U.S. statutory rate	34.0%	34.0%
Increase (decrease) resulting from:		
Tax credits	—	39.5
State income tax	0.7	(2.5)
International operations	(21.3)	(4.9)
Incentive stock options	1.0	7.9
Valuation allowance	(8.3)	(21.2)
Transaction costs	—	(6.1)
Expiration of state NOLs	22.1	(14.0)
Other, net	0.4	(6.3)
	28.6%	26.4%

At December 31, 2012, we had approximately $57.0 million of federal and $12.1 million of state net operating loss carryforwards, which have begun to expire including $4.8 million of state losses in 2012. Of the federal net operating loss carryforwards, $42.6 million will expire in 2022 and 2023. We also have $2.5 million of tax credit carryforwards, which begin to expire in 2022. Utilization of these carryforwards may be subject to an annual limitation due to Section 382 of the U.S. Internal Revenue Code which restricts the ability of a corporation that undergoes an ownership change to use its carryforwards. Under the applicable tax rules, an ownership change occurs if greater than five percent shareholders of an issuer's outstanding common stock, collectively, increase their ownership percentage by more than 50 percentage points over a rolling three-year period. We have performed analyses of possible ownership changes in the past, which included consideration of a third-party study, and do not believe that an ownership change of more than 50 percentage points has occurred. We have evaluated all the material income tax positions taken on the Company's income tax filings to various tax authorities, and we determined that we did not have unrealized tax benefits related to uncertain tax positions recorded at December 31, 2012 or 2011.

Because of net operating loss and tax credit carryforwards, substantially all of our tax years remain open and subject to examination.

9. Commitments and Contingencies

Contractual Commitments

Our principal commitments consist of obligations outstanding under operating leases, which expire through 2018. We have lease commitments for office space in Bellevue, Washington; San Diego, California; Taipei, Taiwan; Beijing, China; Seoul, Korea; Tokyo, Japan; Munich, Germany; and Trowbridge, United Kingdom. We also lease office space in Akron, Ohio and Boston, Massachusetts on a month-to-month basis.

Under the terms of our corporate headquarters lease signed in February 2004, if we default under the lease, the landlord has the ability to demand payment for cash payments forgiven in 2004. The amount of the forgiven payments for which the landlord can demand repayment was $400,000 at December 31, 2012.

Rent expense was $1.8 million in 2012 and $1.6 million in 2011.

As of December 31, 2012, we had $875,000 pledged as collateral for a bank letter of credit under the terms of our headquarters facility lease. The pledged cash supporting the outstanding letter of credit is recorded as restricted cash.

Operating lease commitments at December 31, 2012 are as follows (in thousands):

2013	$1,452
2014	1,046
2015	273
2016	273
2017	146
2018	97
2019	—
Total	$3,287

Volume Pricing Agreements

In conjunction with our activities under the OEM Distribution Agreements ("ODAs") with Microsoft, we enter into OEM Volume Royalty Pricing ("OVRP") commitments with Microsoft. Under these OVRPs, we are provided with volume pricing on a customer-by-customer basis assuming certain minimum unit volumes are met. The OVRP terms are 12 months. In the event we don't meet the committed minimum unit volumes, we are obligated to pay the difference between the committed per-unit volume rate and the actual per-unit rate we achieved based upon actual units purchased. The OVRP arrangements do not equate to a minimum purchase commitment but rather, the arrangements are a volume pricing arrangement based upon actual volume purchased. In substantially all instances, we have reciprocal agreements with our customers such that we will receive per-unit price adjustments, similar to the amounts we would subsequently owe to Microsoft if such

OVRP volumes are not met. However, in the event a customer is unwilling or unable to pay us, we would be negatively impacted. Based upon the credit-worthiness of our customers, our historical OVRP experience with our customers and OVRP arrangements in general, we do not believe we will incur any material liability in the current or future periods and therefore no provision or reserve has been recorded as of December 31, 2012 or 2011.

10. Shareholders' Equity

Equity Compensation Plans

We have a stock plan (the "Stock Plan") and an inducement stock plan for newly hired employees (the "Inducement Plan") (collectively the "Plans"). Under the Plans, stock options may be granted with a fixed exercise price that is equivalent to fair market value on the date of grant. These options have a term of up to 10 years and vest over a predetermined period, generally four years. Incentive stock options granted under the Stock Plan may only be granted to our employees. The Plans also allow for awards of non-qualified stock options, stock appreciation rights, RSAs and unrestricted stock awards, and RSUs. The Inducement Plan was established in connection with the MPC acquisition and 250,000 shares have been allocated for award under the Inducement Plan. The number of shares available for award may be modified by our Board of Directors, subject to SEC and NASDAQ limitations. There were grants of options to purchase 211,450 shares of our common stock under the Inducement Plan during 2012.

Stock-Based Compensation

The estimated fair value of stock-based awards is recognized as compensation expense over the vesting period of the award, net of estimated forfeitures. We estimate forfeitures of stock based awards based on historical experience and expected future activity. The fair value of restricted stock awards and restricted stock units is determined based on the number of shares granted and the quoted price of the Company's common stock on the date of grant. The fair value of stock option awards are estimated at the grant date based on the fair value of each vesting tranche as calculated by the Black-Scholes-Merton ("BSM") option-pricing model. The BSM model requires various highly judgmental assumptions including expected volatility and option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. The fair values of our equity awards, primarily stock option grants, were estimated with the following weighted average assumptions:

	Year Ended December 31,	
	2012	**2011**
Dividend yield	0%	0%
Expected life	3.8 years	3.9 years
Expected volatility	73%	74%
Risk-free interest rate	0.6%	1.1%

The impact on our results of operations of recording stock-based compensation expense for the years ended December 31, 2012 and 2011 was as follows (in thousands, except per share amounts):

	Year Ended December 31,	
	2012	**2011**
Cost of revenue—service	$ 315	$ 668
Selling, general and administrative	521	1,363
Research and development	115	147
Total stock-based compensation expense	$ 951	$2,178
Per diluted share	$0.08	$ 0.21

Stock Option Activity

The following table summarizes stock option activity under the Plans for 2012 and 2011:

Stock Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at January 1, 2011	1,942,723	$3.66	4.91	
Granted at fair value	423,715	7.93		
Exercised	(208,821)	2.94		
Forfeited	(44,334)	3.32		
Expired	(173,808)	5.74		
Balance at December 31, 2011	1,939,475	$4.49	4.33	
Granted at fair value	244,125	3.27		
Exercised	(90,786)	2.41		
Forfeited	(327,422)	6.67		
Expired	(225,774)	7.24		
Balance at December 31, 2012	1,539,618	$3.55	4.24	$363,000
Vested and expected to vest at December 31, 2012	1,491,531	$3.55	4.13	$362,000
Exercisable at December 31, 2012	1,181,590	$3.49	3.14	$343,000

At December 31, 2012, total compensation cost related to stock options granted to employees under the Plans but not yet recognized was $352,000, net of estimated forfeitures. This cost will be amortized on the straight-line method over a weighted-average period of approximately 1.5 years. The aggregate intrinsic value represents the difference between the exercise price of the underlying options and the quoted price of our common stock for the number of options that were in-the-money at year end. We issue new shares of common stock upon exercise of stock options.

The following table summarizes certain information about stock options for 2012 and 2011:

	Year Ended December 31,	
	2012	2011
Weighted average grant-date fair value for options granted during the year	$ 2.02	$ 4.52
Options in-the-money at December 31	606,666	708,441
Aggregate intrinsic value of options exercised	$ 73,000	$909,117

Restricted Stock Award Activity

The following table summarizes restricted stock award activity under the Stock Plan for 2012 and 2011:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2010	42,000	$3.78
Granted	30,000	6.58
Vested	(45,000)	3.64
Forfeited	—	—
Unvested at December 31, 2011	27,000	$6.49
Granted	0	0
Vested	(27,000)	6.49
Forfeited	—	—
Unvested at December 31, 2012	0	$ 0
Expected to vest after December 31, 2012	0	$ 0

Restricted Stock Unit Activity

The following table summarizes restricted stock unit activity under the Stock Plan for 2012 and 2011:

	Number of Shares	Weighted Average Exercise Price
Unvested at December 31, 2010	221,776	$5.27
Granted	312,760	$5.57
Vested	(260,803)	$3.85
Forfeited	(32,485)	$4.80
Unvested at December 31, 2011	241,248	$5.91
Granted	177,592	3.49
Vested	(148,743)	4.98
Forfeited	(33,584)	6.07
Unvested at December 31, 2012	236,513	$4.95
Expected to vest after December 31, 2012	215,912	$4.85

At December 31, 2012, total compensation cost related to restricted stock units granted under the Stock Plan but not yet recognized was $795,000 net of estimated forfeitures. This cost will be amortized on the straight-line method over a period of approximately 2 years.

Common Stock Reserved for Future Issuance

The following table summarizes our shares of common stock reserved for future issuance under the Plans at December 31, 2012 and 2011:

	December 31,	
	2012	2011
Stock options outstanding	1,539,618	1,939,475
Restricted stock units outstanding	236,513	241,248
Stock options available for future grant	1,157,149	617,086
Common stock reserved for future issuance	2,933,280	2,797,809

11. Employee Benefit Plan

Profit Sharing and Deferred Compensation Plan

We have a Profit Sharing and Deferred Compensation Plan ("Profit Sharing Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all full-time employees are eligible to participate in the Profit Sharing Plan. We typically elect to match the participants' contributions to the Profit Sharing Plan up to a certain amount. Participants will receive their share of the value of their investments, and any applicable vested match, upon retirement or termination. We made matching contributions of $346,000 in 2012 and $440,000 in 2011.

12. Significant Risk Concentrations

Significant Customer

No customer accounted for 10% or more of total revenue in 2012. Ford Motor Company ("Ford") accounted for $9.7 million, or 10% of total revenue, in 2011.

Bluebird Soft, Inc. ("Bluebird"), a designer and manufacturer of handheld mobile devices, had an accounts receivable balance of $2.1 million, or 13% of total accounts receivable, as of December 31, 2012. Ford had an accounts receivable balance of $1.6 million, or 12% of total accounts receivable, as of December 31, 2011. No other customer accounted for 10% or more of total accounts receivable at December 31, 2012 or 2011.

Significant Supplier

We have OEM Distribution Agreements ("ODAs") with Microsoft Corporation ("Microsoft") which enable us to sell Microsoft Windows Embedded operating systems to our customers in the United States, Canada, the Caribbean (excluding Cuba), Mexico, the European Union and the European Free Trade Association, which expire on June 30, 2013. We also have ODAs with Microsoft which allow us to sell Microsoft Windows Mobile operating systems in the Americas, Japan, Taiwan, Europe, the Middle East, and Africa. Our current distribution agreements related to Windows Mobile expire in June 2014 with the exception of EMEA which expired on December 31, 2012 but which we expect to be renewed shortly. Our rights to distribute Windows Mobile operating systems in Korea ended on October 31, 2012. We sold $4.5 million of Windows Mobile operating systems in Korea in 2012 and $4.6 million in 2011.

Software sales under these agreements constitute a significant portion of our software revenue and total revenue. These agreements are typically renewed annually or semi-annually; however there is no automatic renewal provision in any of these agreements. Further, these agreements can be terminated unilaterally by Microsoft at any time. Microsoft currently offers a rebate program to sell Microsoft Windows Embedded operating systems in which we earn money for achieving certain predefined objectives. Under this rebate program we earned $888,000 in 2012 and $746,000 in 2011. These rebates are accounted for as a reduction in software cost of revenue.

13. Information about Geographic Areas

Our chief operating decision-makers (i.e., chief executive officer, and certain of his direct reports) review financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable by our chief operating decision-makers, or anyone else, for operations, operating results, and planning for levels or components below the consolidated unit level. Accordingly, we consider ourselves to be in a single reporting segment and operating unit structure.

Revenues by geography are based on the billing address of the customer. The following table sets forth revenue and long-lived assets by geographic area (in thousands):

	Year Ended December 31,	
	2012	2011
Total revenue:		
North America	$ 71,936	$74,699
Asia	23,721	17,909
Europe	5,694	4,151
Other foreign	43	84
Total revenue	$101,394	$96,843

	December 31,	
	2012	2011
Long-lived assets:		
North America	$3,663	$4,334
Asia	447	111
Europe	4,703	5,019
Total long-lived assets	$8,813	$9,464

14. Quarterly Financial Information (Unaudited)

Following is a summary of unaudited quarterly financial information for 2012 and 2011:

	Condensed Consolidated Statements of Operations 2012			
	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Revenue	$25,548	$24,505	$25,485	$25,856
Gross profit	4,802	4,390	4,842	5,025
Income (loss) from operations	(277)	(270)	1,115	611
Net income (loss)	$ (188)	$ (202)	$ 610	$ 696
Basic income (loss) per share	$ (0.02)	$ (0.02)	$ 0.06	$ 0.06
Diluted income (loss) per share	$ (0.02)	$ (0.02)	$ 0.05	$ 0.06
Shares used in calculation of income (loss) per share:				
Basic	10,875	10,922	10,943	11,058
Diluted	10,875	10,922	11,474	11,310

Condensed Consolidated Statements of Operations 2011

	Q1	Q2	Q3	Q4
	(in thousands, except per share data)			
Revenue	$26,008	$23,422	$24,029	$23,384
Gross profit	5,250	5,107	4,804	4,288
Income (loss) from operations	405	14	(478)	(992)
Net income (loss)	$ 184	$ 21	$ (166)	$ (502)
Basic income (loss) per share	$ 0.02	$ 0.00	$ (0.02)	$ (0.05)
Diluted income (loss) per share	$ 0.02	$ 0.00	$ (0.02)	$ (0.05)
Shares used in calculation of income (loss) per share:				
Basic	10,430	10,563	10,610	10,703
Diluted	11,704	10,529	10,610	10,703

Condensed Consolidated Balance Sheets 2012

	March 31	June 30	September 30	December 31
	(in thousands)			
Cash and cash equivalents	$ 7,233	$ 10,515	$ 6,897	$ 9,903
Accounts receivable, net	17,714	15,013	16,586	16,095
Total current assets	36,077	36,442	36,972	36,978
Total assets	45,491	45,826	45,332	45,791
Third-party software fees payable	10,844	10,683	10,763	11,099
Accounts payable	766	338	202	553
Other accrued expenses	2,022	2,666	2,490	1,732
Accrued compensation	2,263	2,429	1,956	2,205
Total current liabilities	17,724	17,906	16,979	16,426
Common stock	127,797	128,203	128,123	128,401
Accumulated deficit	(99,840)	(100,042)	(99,432)	(98,736)
Total shareholders' equity	27,374	27,531	27,971	29,005
Total liabilities and shareholders' equity	45,491	45,826	45,332	45,791

Condensed Consolidated Balance Sheets 2011

	March 31	June 30	September 30	December 31
	(in thousands)			
Cash and cash equivalents	$ 8,304	$ 8,510	$ 9,053	$ 8,505
Accounts receivable, net	15,792	13,393	16,476	13,403
Total current assets	37,016	36,525	34,363	33,328
Long-term investments	122	116	116	—
Total assets	42,106	41,627	44,939	42,792
Third-party software fees payable	11,148	9,121	10,101	8,460
Accounts payable	541	372	373	695
Other accrued expenses	1,436	1,701	3,949	2,330
Accrued compensation	1,636	2,207	2,062	2,645
Total current liabilities	16,094	14,917	17,469	15,363
Common stock	125,282	126,032	126,682	127,318
Accumulated deficit	(99,005)	(98,984)	(99,150)	(99,652)
Total shareholders' equity	25,789	26,505	26,915	27,035
Total liabilities and shareholders' equity	42,106	41,627	44,939	42,792

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, as of December 31, 2012, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act and includes those policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

Based on its assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Certain information required by this Item regarding our directors and executive officers is set forth in Part I of this report under Item 1, "Business—Directors and Executive Officers of the Registrant" and in our definitive proxy statement for our 2013 annual meeting of shareholders to be filed with the SEC under the captions "Nominees and Other Directors" and "Executive Officers" and is incorporated herein by this reference.

The information required by this Item regarding compliance by our directors, executive officers and holders of ten percent of a registered class of our equity securities with Section 16(a) of the Securities Exchange Act of 1934 is included in our definitive proxy statement for our 2013 annual meeting of shareholders to be filed with the SEC under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by this reference.

The remaining information required by this Item is included in our definitive proxy statement for our 2013 annual meeting of shareholders to be filed with the SEC under the caption "Corporate Governance" and is incorporated herein by this reference.

Item 11. *Executive Compensation.*

The information required by this Item is included in our definitive proxy statement for our 2013 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Executive Officer Compensation" and is incorporated herein by this reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item regarding equity compensation plan information is included in our definitive proxy statement for our 2013 annual meeting of shareholders to be filed with the SEC under the caption "Equity Compensation Plan Information" and is incorporated herein by this reference.

The information required by this Item regarding security ownership is included in our definitive proxy statement for our 2013 annual meeting of shareholders to be filed with the SEC under the caption "Security Ownership of Principal Shareholders, Directors and Management" and is incorporated herein by this reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is included in our definitive proxy statement for our 2013 annual meeting of shareholders to be filed with the SEC under the captions "Corporate Governance" and "Certain Relationships and Related Transactions" and is incorporated herein by this reference.

Item 14. *Principal Accounting Fees and Services.*

The information required by this Item with respect to principal accounting fees and services is included in our definitive proxy statement for our 2013 annual meeting of shareholders to be filed with the SEC under the caption "The Company's Independent Auditors" and is incorporated herein by this reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) Financial Statements and Schedules

1. *Financial Statements.*

The following consolidated financial statements are filed as part of this report under Item 8 of Part II, "Financial Statements and Supplementary Data."

A. Consolidated Balance Sheets as of December 31, 2012 and 2011.

B. Consolidated Statements of Operations and Comprehensive Income (Loss) for 2012 and 2011.

C. Consolidated Statements of Shareholders' Equity for 2012 and 2011.

D. Consolidated Statements of Cash Flows for 2012 and 2011.

2. *Financial Statement Schedules.*

Financial statement schedules not included herein have been omitted because they are either not required, not applicable, or the information is otherwise included herein.

3. *Exhibits.*

Exhibits are incorporated herein by reference or are filed with this report as indicated below (numbered in accordance with Item 601 of Regulation S-K).

(b) Exhibits

The exhibits listed in the accompanying Index to Exhibits are filed with this report or incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BSQUARE CORPORATION

Date: February 22, 2013	By: /s/ BRIAN T. CROWLEY **Brian T. Crowley** ***President and Chief Executive Officer***
Date: February 22, 2013	By: /s/ SCOTT C. MAHAN **Scott C. Mahan** ***Senior Vice President, Operations and Chief Financial Officer***

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Brian T. Crowley and Scott C. Mahan, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 22, 2013, on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ BRIAN T. CROWLEY **Brian T. Crowley**	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ SCOTT C. MAHAN **Scott C. Mahan**	Senior Vice President, Operations and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ELLIOTT H. JURGENSEN, JR. **Elliott H. Jurgensen, Jr.**	Chairman of the Board
/s/ ANDREW HARRIES **Andrew Harries**	Director
/s/ ELWOOD D. HOWSE, JR. **Elwood D. Howse, Jr.**	Director
/s/ SCOT E. LAND **Scot E. Land**	Director
/s/ WILLIAM D. SAVOY **William D. Savoy**	Director
/s/ KENDRA VANDERMEULEN **Kendra VanderMeulen**	Director

BSQUARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
3.1	Amended and Restated Articles of Incorporation		S-1	8/17/1999	3.1(a)	333-85351
3.1(a)	Articles of Amendment to Amended and Restated Articles of Incorporation		10-Q	8/7/2000	3.1	000-27687
3.1(b)	Articles of Amendment to Amended and Restated Articles of Incorporation		8-K	10/11/2005	3.1	000-27687
3.2	Bylaws and all amendments thereto		10-K	3/19/2003	3.2	000-27687
10.1(1)(2)	Fourth Amended and Restated Stock Plan		10-Q	8/9/2012	10.19	000-27687
10.1(a)(1)(2)	Form of Stock Option Agreement		10-Q	8/9/2012	10.19(a)	000-27687
10.1(b)(1)(2)	Form of Restricted Stock Grant Agreement		10-Q	8/9/2012	10.19(b)	000-27687
10.1(c)(1)(2)	Form of Restricted Stock Unit Agreement		10-Q	8/9/2012	10.19(c)	000-27687
10.2(1)	2011 Inducement Award Plan		10-Q	11/10/2011	10.1	000-27687
10.2(a)(1)	Form of Non-Qualified Stock Option Agreement under the 2011 Inducement Award Plan		10-Q	11/10/2011	10.1(a)	000-27687
10.3(1)	Form of Indemnification Agreement		S-1	8/17/1999	10.4	333-85351
10.4	Fifth Amendment to Office Lease Agreement between WA—Sunset North Bellevue, L.L.C. and BSQUARE Corporation		10-K	3/30/2004	10.16(a)	000-27687
10.4(a)	Rent Deferral Agreement between WA—Sunset North Bellevue, L.L.C. and BSQUARE Corporation		10-K	3/30/2004	10.16(b)	000-27687
10.5	Office lease Agreement between WA—110 Atrium Place, L.L.C. and BSQUARE Corporation		10-K	3/30/2004	10.19	000-27687
10.6(2)(3)	Microsoft OEM Distribution Agreement for Software Products for Embedded Systems with Microsoft Licensing, GP effective as of July 1, 2012		10-Q	8/9/2012	10.12	000-27687
10.7(1)	Employment Agreement between Scott C. Mahan and BSQUARE Corporation		10-K	3/30/2004	10.20	000-27687
10.7(a)(1)	Amendment to Employment Letter Agreement between Scott Mahan and BSQUARE Corporation dated December 19, 2012	X				
10.8(1)	Employment Agreement between Brian T. Crowley and BSQUARE Corporation		10-Q	5/12/2005	10.23	000-27687
10.8(a)(1)	Amendment to Employment Letter Agreement between Brian Crowley and BSQUARE Corporation dated December 19, 2012	X				

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
10.9(3)	Hardware Design and Systems Integration Services Global Terms and Conditions, and Statements of Work #1 and #2 thereunder, between Ford Motor Company and BSQUARE Corporation, entered into on and effective as of December 30, 2009 (the "Ford Agreement")		10-K	3/25/2010	10.18	000-27687
10.9(a)(3)	Amendment #1 to the Ford Agreement, entered into on and effective as of June 29, 2010		10-Q	8/12/2010	10.18(a)	000-27687
10.9(b)(3)	Statement of Work #3 under the Ford Agreement, entered into on and effective as of June 29, 2010		10-Q	8/12/2010	10.18(b)	000-27687
10.9(c)(3)	Amendment #1 to Statement of Work #3 under the Ford Agreement, entered into on October 21, 2010 and effective as of September 30, 2010		10-K	3/17/2011	10.18(c)	000-27687
10.9(d)(3)	Amendment #2 to Statement of Work #3 under the Ford Agreement, entered into on October 14, 2010 and effective as of September 30, 2010		10-K	3/17/2011	10.18(d)	000-27687
10.9(e)(3)	Amendment #3 to Statement of Work #3 under the Ford Agreement, entered into on February 6, 2011 and effective as of January 1, 2011		10-K	3/17/2011	10.18(e)	000-27687
10.10(3)	Microsoft Master Vendor Agreement between Microsoft Corporation and BSQUARE Corporation effective as of June 6, 2008		10-Q	5/10/2012	10.18	000-27687
10.10(a)(3)	Statement of Work effective as of January 16, 2012 to Microsoft Master Vendor Agreement		10-Q	5/10/2012	10.18(a)	000-27687
10.10(b)(3)	Statement of Work effective as of July 1, 2012 under the Microsoft Master Vendor Agreement		10-Q	8/9/2012	10.18(b)	000-27687
10.12(3)	Share Purchase Agreement among BSQUARE Corporation and certain shareholders of MPC Data Limited		8-K	9/13/2011	10.1	000-27687
21.1	Subsidiaries of the registrant	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934	X				

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	Filing Date	Exhibit	File No.
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) under the Securities and Exchange Act of 1934	X				
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
101.INS	XBRL Instance Document	X				
101.SCH	XBRL Taxonomy Extension Schema Document	X				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X				

(1) Indicates a management contract or compensatory plan or arrangement.

(2) Replaces previously filed exhibit.

(3) Confidential treatment has previously been granted by the SEC for certain portions of the referenced exhibit.

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 BSQUARE

BSQUARE CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 26, 2013

TO THE SHAREHOLDERS:

Notice is hereby given that the 2013 Annual Meeting of Shareholders of BSQUARE Corporation, a Washington corporation (the "Company"), will be held on Tuesday, November 26, 2013 at 10:00 a.m., local time, at the Company's offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, for the following purposes:

1. To elect Elliott H. Jurgensen, Jr., Harel Kodesh and Kendra A. VanderMeulen as Class I Directors, to serve for the ensuing three years and until their successors are duly elected and qualified;

2. To conduct an advisory vote on executive compensation;

3. To conduct an advisory vote on the frequency of future advisory votes on executive compensation;

4. To ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013;

5. To adopt and approve an amendment to our Amended and Restated Articles of Incorporation to declassify our Board of Directors and provide for an annual election of directors; and

6. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on October 16, 2013 as the record date for the determination of shareholders entitled to vote at this meeting. Only shareholders of record at the close of business on October 16, 2013 are entitled to receive notice of, and to vote at, the meeting and any adjournment thereof.

All shareholders are invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the meeting may vote in person even if the shareholder has previously returned a proxy.

By Order of the Board of Directors

Scott C. Mahan

Scott C. Mahan
Senior Vice President, Operations,
Chief Financial Officer, Secretary and Treasurer
Bellevue, Washington
November 1, 2013

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 26, 2013: The proxy statement and annual report to shareholders are available at www.bsquare.com/proxy.

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BSQUARE CORPORATION
PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF SHAREHOLDERS

PROCEDURAL MATTERS

General

The enclosed proxy is solicited by the Board of Directors of BSQUARE Corporation, a Washington corporation, for use at the 2013 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, November 26, 2013 at 10:00 a.m., local time, and at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Company's principal executive offices at 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. The Company's telephone number at its principal executive offices is (425) 519-5900. As used in this proxy statement, "we," "us," "our" and the "Company" refer to BSQUARE Corporation.

These proxy solicitation materials were mailed on or about November 1, 2013 to all shareholders entitled to vote at the Annual Meeting.

Record Date and Outstanding Shares

Only shareholders of record at the close of business on October 16, 2013 (the "record date") are entitled to receive notice of and to vote at the Annual Meeting. The only outstanding voting securities of the Company are shares of common stock, no par value. As of the record date, 11,233,580 shares of our common stock were issued and outstanding, held by 129 shareholders of record.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time prior to its use by delivering to the Secretary of the Company, at the address referenced above, a written instrument revoking the proxy or delivering a duly executed proxy bearing a later date (in either case no later than the close of business on November 25, 2013) or by attending the Annual Meeting and voting in person.

Voting and Solicitation

Each holder of common stock is entitled to one vote for each share held.

This solicitation of proxies is made by our Board of Directors, and all related costs will be borne by the Company. We may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors, officers or other employees without the payment of any additional consideration. Solicitation of proxies may be made by mail, by telephone, by email, in person or otherwise.

Shareholders of Record and "Street Name" Holders

Where shares are registered directly in the holder's name, that holder is the shareholder of record with respect to those shares. If shares are held by an intermediary, meaning in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered the shareholder of record as to those shares. Those shares are said to be held in "street name" on behalf of the beneficial owner of the shares. Street name holders generally cannot directly vote their shares, and must instead instruct the broker or other nominee how to vote their shares using the voting instruction form provided by that broker or other nominee. Many brokers also offer the option of giving voting instructions over the internet or by telephone. Instructions for giving your vote as a street-name holder are provided on your voting instruction form.

Quorum; Abstentions; Broker Non-Votes

At the Annual Meeting, inspectors of election will determine the presence of a quorum and tabulate the results of the voting by shareholders. A quorum exists when holders of a majority of the total number of outstanding shares of common stock that are entitled to vote at the Annual Meeting are present at the Annual Meeting in person or by proxy. A quorum is necessary for the transaction of business at the Annual Meeting. Abstentions and "broker non-votes" will be included in determining the presence of a quorum at the Annual Meeting.

Broker non-votes can occur as to shares held in street name. Under the current rules that govern brokers and other nominee holders of record, if you do not give instructions to your broker or other nominee, it will be able to vote your shares only with respect to proposals for which it has discretionary voting authority. A "broker non-vote" occurs when a broker or other nominee submits a proxy for the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power with respect to that proposal, and has not received instructions from the beneficial owner.

The election of directors (Proposal No. 1), the advisory vote on the compensation of our named executive officers (Proposal No. 2), the advisory vote on the frequency of future advisory votes on the compensation of our named executive officers (Proposal No. 3), and the amendment of our Amended and Restated Articles of Incorporation to declassify our Board (Proposal No. 5) are proposals for which brokers do not have discretionary voting authority. If you do not instruct your broker how to vote on these proposals, your broker will not vote on them and those non-votes will be counted as broker non-votes. The ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm (Proposal No. 4) is considered to be discretionary and your brokerage firm will be able to vote on this proposal even if it does not receive instructions from you, as long as it holds your shares in its name.

Abstentions and broker non-votes are treated as shares present for the purpose of determining whether there is a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes are not counted for determining the number of votes cast, and therefore will not affect the outcome of the vote on any of the proposals in this proxy statement.

Required Votes and Voting

Assuming that a quorum is present at the Annual Meeting, the following votes will be required:

- With regard to Proposal No. 1, the nominees for election to the Board of Directors who receive the greatest number of votes cast "for" the election of the director by the shares present, in person or by proxy, will be elected to the Board of Directors. Shareholders are not entitled to cumulate votes in the election of directors.
- With regard to Proposal No. 2 and Proposal No. 4, approval of the proposal requires that the votes cast in favor of the proposal exceed the votes cast against it.
- With regard to Proposal No. 3, the option of one year, two years, or three years that receives the highest number of votes cast will be the frequency for the advisory vote on executive compensation that is selected by the shareholders.
- With regard to Proposal No. 5, approval requires votes cast in favor of the proposal by holders of a majority of our common stock outstanding as of the record date.

All shares entitled to vote and represented by properly executed, unrevoked proxies received before the Annual Meeting will be voted at the Annual Meeting in accordance with the instructions given on those proxies. If no instructions are given on a properly executed proxy, the shares represented by that proxy will be voted as follows:

FOR ALL of the director nominees named in Proposal No. 1 of this proxy statement;

FOR Proposal No. 2, to approve the compensation of our named executive officers as disclosed in this proxy statement;

FOR "one year" on Proposal No. 3 regarding the proposed frequency of future advisory votes on executive compensation;

FOR Proposal No. 4, to ratify the appointment of Moss Adams LLP as our independent registered public accounting firm; and

FOR Proposal No. 5, to amend our Amended and Restated Articles of Incorporation to declassify our Board.

If any other matters are properly presented for consideration at the Annual Meeting, which may include, for example, a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed proxy and acting thereunder will have discretion to vote on those matters as they deem advisable. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Deadlines for Receipt of Shareholder Proposals

Shareholder proposals may be included in our proxy statement and form of proxy for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended, regarding the inclusion of shareholder proposals in company-sponsored proxy materials. We currently anticipate holding our 2014 annual meeting of shareholders in June 2014, although the Board may decide to schedule the meeting for a different date. For a shareholder proposal to be considered pursuant to Rule 14a-8 for inclusion in our proxy statement and form of proxy for the annual meeting to be held in 2014, we must receive the proposal at our principal executive offices, addressed to the Secretary of the Company, no later than January 4, 2014. Submitting a shareholder proposal or director nomination does not guarantee that it will be included in the Company's proxy statement and form of proxy.

In addition, a shareholder proposal that is not intended for inclusion in the Company's proxy statement and form of proxy under Rule 14a-8 shall be considered "timely" within the provisions of our Bylaws and may be brought before the 2014 annual meeting of shareholders provided that we receive information and notice of the proposal in compliance with the requirements set forth in our Bylaws, addressed to the Secretary of the Company at our principal executive offices, no later than March 15, 2014. A copy of the full text of our Bylaws may be obtained by writing to the Secretary of the Company at our principal executive offices.

We strongly encourage any shareholder interested in submitting a proposal to contact the Secretary of the Company in advance of these deadlines to discuss any proposal he or she is considering, and shareholders may want to consult knowledgeable counsel with regard to the detailed requirements of applicable securities laws. All notices of shareholder proposals, whether or not intended to be included in the Company's proxy materials, should be in writing and sent to our principal executive offices, located at: BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004, Attention: Secretary.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

General

Our Articles of Incorporation provide that the Board of Directors has seven seats. One seat is currently unoccupied, as Brian Crowley stepped down from his role as a director on September 23, 2013, as described in the Current Report on Form 8-K we filed with the Securities and Exchange Commission ("SEC") on September 23, 2013. Mr. Crowley also stepped down as President and Chief Executive Officer effective September 30, 2013. Jerry Chase, a current director whose biographical details are given below, currently serves as Interim Chief Executive Officer.

The Board of Directors is currently divided into three classes, with each class having a three-year term. For a description of our proposal to declassify the Board of Directors, see Proposal No. 5 below. The Governance and Nominating Committee and the Board of Directors have decided to leave the open director position vacant while considering the selection of a new Chief Executive Officer, who the Board expects will also serve as a director.

A director serves in office until his or her respective successor is duly elected and qualified, unless the director is removed, resigns or, by reason of death or other cause, is unable to serve in the capacity of director. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors. Set forth below is certain information furnished to us by each director nominee and by each of the incumbent directors whose terms will continue following the Annual Meeting. There are no family relationships between any of our directors or officers.

Nominees for Director

Three Class I directors are to be elected at the Annual Meeting for a three-year term ending in 2016. The Governance and Nominating Committee of the Board of Directors has nominated Elliott H. Jurgensen, Jr., Harel Kodesh and Kendra A. VanderMeulen for election as Class I directors. Each nominee is a current director. Mr. Jurgensen and Ms. VanderMeulen were each elected by the shareholders at the 2010 annual meeting, and Mr. Kodesh was appointed by the Board in July 2013 to fill one of the vacancies created by the resignations of Messrs. Howse and Land in July 2013 as described below.

Unless otherwise instructed, the proxy holders will vote the proxies received by them *for* the election of Elliott H. Jurgensen, Jr., Harel Kodesh and Kendra A. VanderMeulen to the Board of Directors. Each has indicated that they will serve if elected. The Company does not anticipate that the nominees will be unable or unwilling to stand for election, but if that occurs, all proxies received may be voted by the proxy holders for another person nominated by the Governance and Nominating Committee. As there are three nominees, proxies cannot be voted for more than three persons.

Vote Required for Election of Directors

If a quorum is present, the nominees for election to the Board of Directors receiving the greatest number of votes cast "for" the election of the directors by the shares present, in person or by proxy, will be elected to the Board of Directors.

Nominees and Continuing Directors

The names and certain information as of October 1, 2013 about the nominees and each director continuing in office after the Annual Meeting are set forth below. As disclosed in the Current Report on Form 8-K we filed with the SEC on July 1, 2013, effective July 1, 2013 Elwood D. Howse, Jr. and Scot E. Land resigned from the Board of Directors. There were no disagreements as contemplated by Item 5.02(a) of Form 8-K. Also effective

July 1, 2013, upon the recommendation of the Governance and Nominating Committee of the Board, Jerry Chase and Harel Kodesh were appointed as members of the Board to fill the vacancies created by the resignations of Messrs. Howse and Land. In addition, as noted above, Mr. Crowley stepped down from the Board on September 23, 2013.

Name of Director Nominee	Age	Position	Director Since	Term Expires
Elliott H. Jurgensen, Jr	68	Director	2003	2013 (Class I)
Harel Kodesh	55	Director	2013	2013 (Class I)
Kendra A. VanderMeulen	62	Director	2005	2013 (Class I)

Name of Continuing Director	Age	Position	Director Since	Term Expires
Jerry D. Chase	53	Director; Interim Chief Executive Officer	2013	2015 (Class III)
Andrew S.G. Harries	51	Chairman of the Board	2012	2014 (Class II)
William D. Savoy	49	Director	2004	2015 (Class III)

Elliott H. Jurgensen, Jr. has been a director since January 2003 and served as Chairman of the Board from October 2008 to July 2013. Mr. Jurgensen retired from KPMG LLP, an international public accounting firm, in January 2003 after 32 years, including 23 years as an audit partner. During his public accounting career at KPMG, he held a number of leadership positions, including Managing Partner of the Bellevue, Washington office from 1982 to 1991 and Managing partner of the Seattle, Washington office from 1993 to 2002. He is also a director of ASG Consolidated LLC, a large privately owned seafood catcher processor company, and Tableau Software, Inc., a publicly owned business intelligence software company. Mr. Jurgensen was also a director of McCormick & Schmick's Seafood Restaurants, Inc., a publicly owned restaurant operating company, from July 2004 until December 2011 when it was sold; a director of Isilon Systems, Inc., a publicly owned data storage and management company from April 2006 to December 2010 when it was sold; and a director of Varolii Corporation, a privately owned software messaging service company, from August 2007 to June 2011 when he resigned. Mr. Jurgensen has a B.S. in accounting from San Jose State University. His career at KPMG gives him the requisite experience to qualify as an "audit committee financial expert" having "financial sophistication" for audit committee purposes. The Board of Directors has concluded that Mr. Jurgensen should serve as a director because he brings to our Board of Directors substantial financial expertise that includes extensive knowledge of the complex financial and operational issues facing publicly-traded companies, and a deep understanding of accounting principles and financial reporting rules and regulations. He also brings professional service expertise, technology industry experience, experience as a public company board member, and sales and marketing experience at KPMG.

Harel Kodesh has been a director since July 2013. He currently serves as the Chief Executive Officer of Nurego Inc., a company dedicated to Cloud Business Operation Management Systems. Previously Mr. Kodesh managed the Cloud Infrastructure Business at EMC, served as the CEO of Mozy, a wholly owned subsidiary of EMC dedicated to Backup as a Service. Between 2003 and 2008 Mr. Kordesh worked at Amdocs, serving as its Chief Product Officer and member of the management board where he had overall responsibility for Amdocs' product lineup. Prior to Amdocs, Mr. Kodesh served as the CEO of Wingcast, a joint venture between the Ford Motor Company and Qualcomm that developed a worldwide telematics solution. Before that, until 2000, he held a variety of executive positions at Microsoft in Redmond, Washington, most recently, as the Vice President and founder of the Information Appliances Division where he led the development and marketing of the Microsoft Windows CE (also known as Windows Mobile) operating system and pioneered Microsoft's mobility business through products like PocketPC, AutoPC, Microsoft's Smartphone and others. Earlier in his career at Microsoft, Harel managed the Object Linking and Embedding (OLE) team, which created the Component Object Model, a key technology used in the Windows operating system. He also previously worked for Motorola, where he managed a team responsible for Motorola's early efforts in wireless data. Mr. Kodesh holds a Bachelor of Science degree in computer engineering and a Master of Science degree in electrical engineering from the Technion, Israel Institute of Technology. The Board of Directors has concluded that Mr. Kodesh should serve as a director because of his deep expertise and experience with respect to Microsoft's mobility and embedded business as well as in telematics, enabling him to provide our management team and Board of Directors with valuable strategic leadership and advice. In addition, his experience as a chief executive officer and in various other executive roles allows him to provide important operational and executive leadership guidance.

Kendra A. VanderMeulen has been a director since March 2005. Ms. VanderMeulen is currently the President of the National Christian Foundation, Seattle, a position she has held since 2007. She served as Executive Vice President, Mobile at InfoSpace from May 2003 to December 2004, and is an active board member or advisor to a variety of privately held companies in the wireless Internet arena, including Inrix, Inc. Ms. VanderMeulen joined AT&T Wireless (formerly McCaw Cellular Communications) in 1994 to lead the formation of the wireless data division. Prior to McCaw Cellular Communications, Ms. VanderMeulen served as Chief Operating Officer and President of the Communications Systems Group of Cincinnati Bell Information Systems (now Convergys). She also held a variety of business and technical management positions at AT&T in the fields of software development, voice processing, and signaling systems. Ms. VanderMeulen received a B.S. in mathematics from Marietta College and an M.S. in computer science from Ohio State University. She is the recipient of the 1999 Catherine B. Cleary award as the outstanding woman leader of AT&T. Ms. VanderMeulen has broad industry experience both in management and as a board member. She also brings experience in managing product development, sales and marketing efforts, mergers and acquisitions, and directly managing engineering efforts. The Board of Directors has concluded that Ms. VanderMeulen should serve as a director because of her experience in and deep understanding of the wireless Internet industry in which we compete. Her experience at AT&T has provided her with broad leadership and executive abilities, and her outside board experience as director of other technology companies enables her to provide essential strategic and corporate governance leadership to our management team and Board of Directors.

Jerry D. Chase has been a director since July 2013 and has served as our Interim Chief Executive Officer since September 2013. From September 2004 to July 2007, Mr. Chase served as CEO and director of Terayon (TERN), a publicly traded cable, satellite and telecom supplier of digital video networking applications. From February 2008 to June 2011, Mr. Chase served as CEO and director of Lantronix (LTRX), a publicly traded provider of secure software, and embedded and external hardware solutions. Prior to serving as the CEO of Terayon, Mr. Chase was Chairman and CEO of Thales Broadcast & Multimedia (TBM), a supplier of transmission, digital video and test equipment to television and radio broadcast and telecom broadband markets based in Paris, France. Earlier in his career, Mr. Chase was General Manager of Magnitude Compression Systems at General Instrument, Inc. and Vice President, Systems Engineering & Program Management at Scientific Atlanta. Mr. Chase is a former United States Marine Corps Officer. Mr. Chase has an M.B.A. from Harvard Graduate School of Business Administration and a BS in Business Administration, Magna Cum Laude from East Carolina University. Mr. Chase currently serves as a board member of East Carolina University's BB&T Center for Leadership Development. The Board of Directors has concluded that Mr. Chase should serve as a director because of his broad and significant experience in the technology industry, including as the Chief Executive Officer of several software and hardware technology companies. As our interim Chief Executive Officer, Mr. Chase has first-hand knowledge of our business and provides valuable insight with respect to our operations and strategic opportunities. In addition, he also has experience as a public company board member, and has significant turnaround management experience.

Andrew Harries has been a director since November 2012 and has served as the Chairman of the Board since July 2013. Mr. Harries was a co-founder of Sierra Wireless (NASDAQ: SWIR), a NASDAQ-listed wireless devices and applications vendor, and previously served as Sierra's Senior Vice President of Sales, Marketing and Operations. Mr. Harries also was the co-founder of Zeugma Systems Inc. where he served as the President, CEO and board member from October 2004 until Tellabs Inc. acquired substantially all of Zeugma in November 2010, after which Mr. Harries provided consulting services to Zeugma until December 2011. During his career, Mr. Harries has also held a variety of positions at Motorola Inc., and currently runs his own advisory and consulting practice. He currently serves on the boards of directors of Norsat International, Inc., a publicly held company that provides data, audio and video communications solutions for challenging environments; Science

World British Columbia, a world class interactive science museum; and the Dean's External Advisory Board, Beedie School of Business at Simon Fraser University. Mr. Harries holds a Master of Business Administration, Marketing and Finance from Simon Fraser University. The Board of Directors has concluded that Mr. Harries should serve as a director because of his embedded industry expertise and extensive management and sales and marketing experience. He also has experience as a public company board member.

William D. Savoy has been a director since May 2004. Between 2004 and 2007, Mr. Savoy consulted with The Muckleshoot Indian Tribe on investment-related matters, strategic planning and economic development. Mr. Savoy served as a consultant for Vulcan Inc., an investment entity that manages the personal financial activities of Paul Allen, from September 2003 to December 2005. Vulcan Inc. resulted from the consolidation in 2000 of Vulcan Ventures Inc., a venture capital fund, and Vulcan Northwest. Mr. Savoy served in various capacities at Vulcan Inc. and its predecessors from 1988 to September 2003, most recently as President of the portfolio and asset management division, managing Vulcan's commercial real estate, hedge fund, treasury and other financial activities, and as President of both Vulcan Northwest and Vulcan Ventures. Mr. Savoy served as President and Chief Executive Officer of Layered, Inc., a software company, from June 1989 until its sale in June 1990 and as its Chief Financial Officer from August 1988 to June 1989. He also previously served as a director of Drugstore.com, a publicly traded company, where he was a member of the audit committee and chairman of the compensation committee. Mr. Savoy received a B.S. in computer science, accounting and finance from Atlantic Union College. Mr. Savoy has financial expertise, industry experience with portfolio companies, experience managing product development, and mergers and acquisitions and he has held board positions with other publicly traded companies. He also has indirect experience managing engineering efforts. The Board of Directors has concluded that Mr. Savoy should serve as a director because his experience as a chief executive officer, and in various other executive roles, has provided him with broad leadership and executive experience, which contributes operational knowledge and strategic planning skills, along with knowledge important to our corporate development and our mergers and acquisitions activities.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF MR. JURGENSEN, MR. KODESH AND MS. VANDERMEULEN TO THE BOARD OF DIRECTORS.

Executive Officers

The names and certain information as of the record date regarding our executive officers are set forth below:

Name (1)	Age	Position
Jerry Chase	53	Interim Chief Executive Officer, Director
Scott C. Mahan	48	Senior Vice President, Operations; Chief Financial Officer; Secretary; and Treasurer
Mike Stipe	50	Senior Vice President, Worldwide Sales and Marketing
Mark Whiteside	50	Senior Vice President, Professional Services

(1) John Traynor stepped down as Senior Vice President, Products in October 2013, as part of the restructuring described in the Current Report on Form 8-K we filed with the SEC on October 15, 2013.

Mr. Chase's biographical details are set out above under the heading "Nominees and Continuing Directors."

Scott C. Mahan, our Senior Vice President, Operations, Chief Financial Officer, Secretary and Treasurer, joined Bsquare in January 2004. From October 2003 to December 2003, Mr. Mahan served as a consultant to Bsquare. From February 2003 to July 2003, Mr. Mahan served as the Interim Chief Financial Officer and Head of Business & Corporate Development at Cranium, Inc., a games manufacturer. From March 2002 to November 2002, Mr. Mahan served as Chief Operating Officer at Xylo, Inc., a company that provided human resource technology and services to Fortune 1000 companies, and from June 1998 to December 2001 as Chief Financial Officer and Vice President, Administration at Qpass, Inc, a provider of billing services to wireless carriers. Prior to that, Mr. Mahan also held roles at Sequel Technology Corporation, Spry, Inc., Paccar Inc. and Ernst & Young LLP. Mr. Mahan holds a B.S. in management from Tulane University.

Mike T. Stipe has been our Senior Vice President, Worldwide Sales and Marketing since October 2012, where his duties include the direction and management of software sales and licensing, professional services sales, and marketing strategy worldwide. Prior to this role, he was president and co-founder at Arynga. From 2009 to 2012, Mr. Stipe was the Vice President, Sales for Teleca, an embedded software solution provider based in Malmo, Sweden. Mr. Stipe has held a number of other executive management positions in sales and marketing, including Sr. Director Services Sales, Wind River (acquired by Intel), Vice President, Sales, Altium, where he was responsible for the North America subsidiary of the Australian company, Vice President, Sales & Marketing, Effnet, Vice President, Sales, NonStopNet, and District Sales Manager, Motorola. Mr. Stipe holds a degree in Business Administration from the College of Idaho.

Mark D. Whiteside, our Senior Vice President, Professional Services, joined Bsquare in May 2011, where his duties include managing the Company's consulting services resources for design, development, project management and education. Prior to this role, he was a Wireless Services Executive with IBM. Prior to that, from 2004 to 2007, Mr. Whiteside was the Chief Operating Officer at Vallent Inc., a wireless performance management software provider which was purchased by IBM. Mr. Whiteside has held a number of other executive roles in global technology companies, including EMEA Vice President Wireless Services based in London for Marconi PLC and Global Vice President of Services for MSI, a mediation middleware company purchased by Marconi PLC. He was also General Manager of International Business at Holocentric and Director of Customer Services, Asia Pacific based in Singapore for Sequent Computers. Mr. Whiteside holds a Bachelor of Arts in Computer Sciences from the University of California, San Diego.

CORPORATE GOVERNANCE

Board of Directors Leadership Structure

The Board of Directors has adopted a structure whereby the Chairman of the Board is an independent director. We believe that having a Chairman independent of management provides effective leadership for the Board of Directors and helps ensure critical and independent thinking with respect to the Company's strategy and performance. Our Chief Executive Officer has generally also been a member of the Board of Directors, as the sole management representative on the Board of Directors. Mr. Chase is a director as well as our Interim Chief Executive Officer, and we anticipate that the candidate selected as our permanent Chief Executive Officer will also serve on the Board of Directors. We believe this is important to make information and insight about the Company directly available to the directors in their deliberations. Our Board of Directors believes that separating the Chief Executive Officer and Chairman of the Board roles and also having the Chairman of the Board role represented by an independent director is the appropriate leadership structure for our Company at this time and demonstrates our commitment to effective corporate governance.

Our Chairman of the Board is responsible for the effective functioning of our Board of Directors, enhancing its efficacy by guiding Board of Directors processes and presiding at Board of Directors meetings and executive sessions of the independent directors. Our Chairman presides at shareholder meetings and ensures that directors receive appropriate information from our Company to fulfill their responsibilities. Our Chairman also acts as a liaison between our Board of Directors and executive management, promoting clear and open communication between management and the Board of Directors.

Board of Directors Role in Risk Oversight

Our Board of Directors has responsibility for the oversight of risk management. Our Board, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our Company and the steps we take to manage them. While our Board is ultimately responsible for risk oversight at our Company, our Board committees assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. In particular, our Audit Committee focuses on financial and accounting risks. Our Governance and Nominating Committee focuses on the management of risks associated with Board organization, membership, structure and corporate governance. Finally, our Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs and related to succession planning for our executive officers.

Board of Directors Independence

The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Harries, Jurgensen, Kodesh, Savoy and Ms. VanderMeulen, constituting a majority of our Board of Directors, qualify as "independent" directors as defined under applicable rules of The NASDAQ Stock Market LLC ("Nasdaq") and that such directors do not have any relationship with the Company that would interfere with the exercise of their independent business judgment.

In connection with his appointment as a director in July 2013, the Board determined that Mr. Chase qualified as an independent director. However, he has since assumed a management role as Interim Chief Executive Officer, and the Board does not view him as meeting the independence criteria while serving in that role. For this reason, Mr. Chase resigned his appointments on our Audit Committee and our Governance and Nominating Committee in connection with his appointment as Interim Chief Executive Officer.

Standing Committees and Attendance

The Board of Directors held a total of eight meetings during 2012. The Board has an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. Information about these committees and committee meetings is set forth below. From February 2009 until August 2013, the Board had an Investment Committee to assist the Board in exercising its oversight of the Company's cash and investments policies. The Investment Committee met once during 2012, but was subsequently disbanded, the Board having concluded that the Audit Committee could assume the ongoing oversight duties.

Audit Committee

The Audit Committee comprises Messrs. Jurgensen (Committee Chair), Harries and Savoy. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Jurgensen, Harries and Savoy qualify as "independent" directors under applicable SEC and Nasdaq rules. Each member of the Audit Committee is able to read and understand fundamental financial statements, including our consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows. Further, no member of the Audit Committee has participated in the preparation of our consolidated financial statements, or those of any current subsidiary of the Company, at any time during the past three years. The Board of Directors has designated Mr. Jurgensen as the "audit committee financial expert" as defined under applicable SEC rules and has determined that Mr. Jurgensen possesses the requisite "financial sophistication" under applicable Nasdaq rules. The Audit Committee is responsible for overseeing our independent auditors, including their selection, retention and compensation, reviewing and approving the scope of audit and other services by our independent auditors, reviewing the accounting principles, policies, judgments and assumptions used in the preparation of our financial statements and reviewing the results of our audits. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of our internal controls and procedures, including risk management, establishing procedures regarding complaints concerning accounting or auditing matters, reviewing and, if appropriate, approving related-party transactions, and reviewing compliance with our Code of Business Conduct and Ethics. The Audit Committee held four meetings during 2012.

The Audit Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. A current copy of the Audit Committee charter is available on our website at www.bsquare.com on the Management and Governance page found under the "Company" tab.

Compensation Committee

The Compensation Committee consists of Messrs. Savoy (Committee Chair), Harries and Jurgensen. The Board of Directors has determined that, after consideration of all relevant factors, Messrs. Savoy, Harries and Jurgensen qualify as "independent" and "non-employee" directors under applicable Nasdaq and SEC rules and qualify as "outside directors" pursuant to the Internal Revenue Code and the regulations promulgated thereunder. The Compensation Committee makes recommendations to the Board of Directors regarding the general compensation policies of the Company as well as the compensation plans and specific compensation levels for its executive officers. The Compensation Committee held two meetings during 2012.

The Compensation Committee has a number of functions and responsibilities as delineated in its written charter, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. A current copy of the Compensation Committee charter is available on our website at www.bsquare.com on the Management and Governance page found under the "Company" tab.

One of the primary responsibilities of the Compensation Committee is to oversee, and make recommendations to the Board of Directors for its approval of, the compensation programs and performance of our executive officers, which includes the following activities:

- Establishing the objectives and philosophy of the executive compensation programs;
- Designing and implementing the compensation programs;
- Evaluating the performance of executives relative to their attainment of goals under the programs and reporting to the Board of Directors such evaluation information;

- Evaluating the Company's succession plan for its Chief Executive Officer;
- Calculating and establishing payouts and awards under the programs as well as discretionary payouts and awards;
- Reviewing base salary levels and equity ownership of the executives; and
- Engaging consultants from time to time, as appropriate, to assist with program design, benchmarking, etc.

Additional information regarding the roles and responsibilities of the Compensation Committee, as well as the role that our executive officers serve in recommending compensation, is set forth below under "Executive Officer Compensation."

The Compensation Committee also periodically reviews the compensation of the Board of Directors and proposes modifications, as necessary, to the full Board for its consideration.

Governance and Nominating Committee

The Governance and Nominating Committee currently consists of Ms. VanderMeulen (Committee Chair) and Mr. Kodesh. The Board of Directors has determined that, after consideration of all relevant factors, Ms. VanderMeulen and Mr. Kodesh qualify as "independent" directors under applicable Nasdaq rules. The Governance and Nominating Committee held two meetings during 2012.

The Governance and Nominating Committee operates under a written charter setting forth the functions and responsibilities of the committee, which is reviewed annually by the committee and amended by the Board of Directors as is determined to be necessary or desirable. A current copy of the Governance and Nominating Committee charter is available on our website at www.bsquare.com on the Management and Governance page found under the "Company" tab.

The primary responsibilities of the Governance and Nominating Committee are to:

- Develop and recommend to the Board of Directors criteria for selecting qualified director candidates;
- Identify individuals qualified to become Board members;
- Evaluate and select director nominees for each election of directors;
- Consider the committee structure of the Board of Directors and the qualifications, appointment and removal of committee members;
- Recommend codes of conduct and codes of ethics applicable to the Company; and
- Provide oversight in the evaluation of the Board of Directors and each committee.

No director attended fewer than 75% of the aggregate of the meetings of the Board of Directors and committees thereof, if any, upon which such director served during the period for which he or she has been a director or committee member during 2012.

Director Nomination Process

The Board of Directors has determined that director nomination responsibilities should be overseen by the Governance and Nominating Committee (the "Committee"). One of the Committee's goals is to assemble a Board that brings to our company a variety of perspectives and skills derived from high quality business and professional experience. Although the Committee and the Board of Directors do not have a formal diversity policy, the Board of Directors instructed the Committee to consider such factors as it deems appropriate to develop a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors. Factors considered by the Committee include judgment, knowledge, skill, diversity (including factors such as race, gender and experience), integrity, experience with businesses and other organizations of comparable size, including experience in software products and services, business, finance, administration or public service, the relevance of a candidate's experience to the needs of the Company and experience of other Board members, familiarity with national and international business matters, experience with accounting rules and practices, the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members, and the extent to which a candidate would be a desirable addition to the Board of Directors and any committees of the Board of Directors. In addition, directors are expected to be able to exercise their best business judgment when acting on behalf of the Company and its shareholders, act ethically at all times and adhere to the applicable provisions of the Company's Code of Business Conduct and Ethics. Other than consideration of the foregoing and applicable SEC and Nasdaq requirements, unless determined otherwise by the Committee, there are no stated minimum criteria, qualities or skills for director nominees. However, the Committee may also consider such other factors as it may deem are in the best interests of our company and its shareholders. In addition, at least one member of the Board of Directors serving on the Audit Committee should meet the criteria for an "audit committee financial expert" having the requisite "financial sophistication" under applicable Nasdaq and SEC rules, and a majority of the members of the Board of Directors should meet the definition of "independent director" under applicable Nasdaq rules.

The Committee identifies director nominees by first evaluating the current members of the Board of Directors willing to continue in service. Current members of the Board of Directors with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board of Directors with that of obtaining a new perspective. The Committee also takes into account an incumbent director's performance as a Board member. If any member of the Board of Directors does not wish to continue in service, if the Committee decides not to re-nominate a member for reelection, if the Board decided to fill a director position that is currently vacant or if the Board of Directors decides to recommend that the size of the Board of Directors be increased, the Committee identifies the desired skills and experience of a new nominee in light of the criteria described above. Current members of the Board of Directors and management are polled for suggestions as to individuals meeting the Committee's criteria. Research may also be performed to identify qualified individuals. Nominees for director are selected by a majority of the members of the Committee, with any current directors who may be nominees themselves abstaining from any vote relating to their own nomination.

It is the policy of the Committee to consider suggestions for persons to be nominated for director that are submitted by shareholders. The Committee will evaluate shareholder suggestions for director nominees in the same manner as it evaluates suggestions for director nominees made by management, then-current directors or other appropriate sources. Shareholders suggesting persons as director nominees should send information about a proposed nominee to the Secretary of the Company at our principal executive offices as referenced above at least 120 days prior to the anniversary of the mailing date of the prior year's proxy statement. This information should be in writing and should include a signed statement by the proposed nominee that he or she is willing to serve as a director of the Company, a description of the proposed nominee's relationship to the shareholder and any information that the shareholder feels will fully inform the Committee about the proposed nominee and his or her qualifications. The Committee may request further information from the proposed nominee and the shareholder making the recommendation. In addition, a shareholder may nominate one or more persons for election as a director at our annual meeting of shareholders if the shareholder complies with the notice, information, consent and other provisions relating to shareholder nominees contained in our Bylaws. Please see the section above titled "Deadlines for Receipt of Shareholder Proposals" for important information regarding shareholder proposals. To date, we have not engaged third parties to identify, evaluate or assist in identifying potential director candidates, although we may in the future retain a third-party search firm, if appropriate.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics in compliance with applicable rules of the SEC that applies to our principal executive officer, our principal financial officer and our principal accounting officer or controller, or persons performing similar functions, as well as to all members of the Board of Directors and all other employees of the Company. A copy of this policy is available on the Management and Governance page on our website at www.bsquare.com or free of charge upon written request to the attention of the Secretary of the Company, by regular mail at our principal executive offices, email to *investorrelations@bsquare.com*, or fax at 425-519-5998. We will disclose, on our website, any amendment to, or a waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the Code of Business Conduct and Ethics enumerated in applicable rules of the SEC. There were no such amendments to, or waivers from, our Code of Business Conduct and Ethics during 2012.

2012 Director Compensation

In 2011, the Compensation Committee of the Board of Directors engaged a compensation consultant to benchmark the Board of Directors compensation. As a result, in May 2011 the Compensation Committee recommended, and the Board of Directors approved, changes to the Board of Directors compensation designed to attract and retain qualified non-employee directors to serve on our Board of Directors. This plan includes cash and stock awards for directors for service on the Board of Directors and on committees. The Board amended the director compensation plan in June 2013, as described below.

When joining the board, directors receive a one-time grant of 25,000 stock options, which vest quarterly over two years, and, commencing in June 2013, a one-time grant of restricted stock units. The Chairman of the Board receives a one-time grant of 50,000 stock options when joining the Board (or 25,000 stock options if appointed as Chairman of the Board while already serving as a director), and, commencing in June 2013, a one-time grant of restricted stock units. The number of shares underlying the restricted stock unit awards granted to new directors is determined by dividing $50,000 by the Company's closing stock price on the date of grant (or $75,000 in the case of the Chairman of the Board (or $25,000 if appointed as Chairman of the Board while already serving as a director)) and is prorated based on the date on which such director is appointed. Thereafter, standing directors receive annual grants of restricted stock units, the number of shares underlying which is determined by dividing $50,000 by the Company's closing stock price on the date of grant ($75,000 in the case of the Chairman of the Board). The annual restricted stock unit awards are granted on the earlier of (i) the day of the annual meeting of the Company's shareholders or (ii) the last trading day of the Company's second fiscal quarter. The awards vest quarterly over one year. All equity awards cease vesting as of the date a director's service on the Board terminates for any reason; provided that the Board may accelerate the vesting of any outstanding stock award for a director whose service on the Board terminates for any reason other than removal for cause.

The Company also pays annual cash director fees of $30,000 to non-Chair directors and $40,000 to the Chairman of the Board, and annual Board Committee fees to directors who serve on the Audit Committee of $10,000 and $5,000 to directors who serve on other committees. The Chairs of the Governance and Nominating Committee and the Compensation Committee receive additional annual Board Committee fee compensation of $3,000. All cash amounts are payable in quarterly increments. Directors are also reimbursed for reasonable expenses incurred in attending Board of Directors and committee meetings. Mr. Crowley, our former President and Chief Executive Officer and former member of our Board of Directors, did not receive additional compensation for services provided as a director, nor shall Mr. Chase for so long as he serves as our Interim Chief Executive Officer.

The table below presents the 2012 compensation of our non-employee directors. The compensation of Mr. Crowley is described in the Summary Compensation Table in the section titled "Executive Officer Compensation."

As noted above in the section titled "Nominees and Continuing Directors," effective July 1, 2013 Elwood D. Howse, Jr. and Scot E. Land resigned from the Board of Directors. Also effective July 1, 2013, Jerry Chase and Harel Kodesh were appointed as members of the Board to fill the vacancies created by those resignations.

Name (1)	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Andrew Harries (2)	$ —	$39,519	$ 39,519
Elwood D. Howse, Jr. (3)	$40,000	$50,000	$ 90,000
Elliott H. Jurgensen, Jr. (4)	$55,000	$74,998	$129,998
Scot E. Land (5)	$45,000	$50,000	$ 95,000
William D. Savoy (6)	$43,000	$50,000	$ 93,000
Kendra A. VanderMeulen (7)	$38,000	$50,000	$ 88,000

(1) The amounts in this column reflect the aggregate grant-date fair value of stock options and restricted stock unit awards, determined in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts are set forth in Note 10 (Shareholders' Equity) to the financial statements included in Part II, Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 22, 2013, as amended by the Form 10-K/A filed with the SEC on April 30, 2013 (as amended, the "2012 10-K").

(2) Mr. Harries held 25,000 stock options as of December 31, 2012.

(3) Mr. Howse held 71,875 stock options and 8,417 restricted stock units as of December 31, 2012.

(4) Mr. Jurgensen held 85,850 stock options and 12,626 restricted stock units as of December 31, 2012.

(5) Mr. Land held 96,875 stock options and 8,417 restricted stock units as of December 31, 2012.

(6) Mr. Savoy held 87,500 stock options and 8,417 restricted stock units as of December 31, 2012.

(7) Ms. VanderMeulen held 74,125 stock options and 8,417 restricted stock units as of December 31, 2012.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth the compensation earned during the past two fiscal years by (i) our chief executive officer during 2012 and (ii) the two most highly compensated executive officers other than the chief executive officer who were serving as executive officers at the end of 2012 and whose total compensation for 2012 exceeded $100,000 (collectively, the "named executive officers").

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	All Other Compensation (2)	Total
Brian T. Crowley (3)	2012	$295,000	$—	$ 62,850	$ 6,915	$364,765
President and Chief Executive Officer	2011	$270,000	$—	$437,691	$13,306	$720,997
Scott C. Mahan	2012	$230,000	$—	$ 41,900	$ 8,675	$280,665
Senior Vice President, Operations, Chief Financial Officer, Secretary and Treasurer	2011	$208,000	$—	$246,919	$10,418	$465,337
Mark D. Whiteside (4) *Senior Vice President, Professional Services*	2012	$207,000	$—	$167,600	$ 5,296	$379,896

(1) The amounts in this column reflect the aggregate grant-date fair value of restricted stock units granted under our Annual Executive Bonus Program ("AEBP") and other special grants as determined by the Board of Directors. These amounts are determined in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock-based compensation. The amounts included for a particular year reflect only the awards treated as granted in that year. Pursuant to SEC rules, the amounts shown disregard the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these award amounts are set forth in Note 10 (Shareholders' Equity) to the financial statements included in Part II, Item 8 of our 2012 10-K.

(2) Represents 401(k) matching employer contributions, premiums paid by the Company under a group life insurance plan, and an allowance for mobile telephone and data service, which includes personal use.

(3) Mr. Crowley stepped down as President and Chief Executive Officer and as a director in September 2013. He is included in this table because he is a named executive officer for 2012.

(4) Mr. Whiteside joined the Company in May 2011. His compensation for 2011 is not included because Mr. Whiteside was not a named executive officer that year.

Employment Agreements with Named Executive Officers

We have agreements with our named executive officers, which include provisions regarding post-termination compensation. We do not have a formal severance policy or plan applicable to our executive officers as a group. Under the agreements with Mr. Mahan and Mr. Whiteside, if either officer is terminated without cause (as defined in the applicable agreement, subject to certain exceptions), they will receive termination payments equal to six months and four months, respectively, of their annual base salary, paid on our normal payroll schedule. In addition, the equity awards held by Mr. Mahan and Mr. Whiteside would continue to vest post-termination over the period during which they receive these termination payments. Mr. Mahan and Mr. Whiteside are entitled to these termination payments provided they enter into a separation and release agreement acceptable to the Company. No other benefits accrue to the named executive officers under their severance arrangements (such as continuation of medical benefits) under their current employment contracts.

In connection with his termination effective September 30, 2013, Mr. Crowley has entered into a separation and release agreement with us, and he will receive severance payments equal to six months of his base salary paid on our normal payroll schedule. The vesting of his equity awards post-termination will continue to March 31, 2014, after which he will have until June 30, 2014 to exercise any outstanding stock options. In addition, the Company will subsidize Mr. Crowley's COBRA costs through March 31, 2014 to the same extent that we subsidize other employees with similar benefit elections.

The agreements with our named executive officers govern the termination of the officer by the Company; they do not address termination by an acquiring company of a named executive officer after a change in control of the Company. There are no individual change-in-control agreements in effect with any of our named executive officers. The terms of our Fourth Amended and Restated Stock Plan (the "Stock Plan") do not specifically provide for accelerated vesting of equity awards for participants in the event of a change in control. Instead, the Stock Plan provides that individual equity award agreements *may* provide for accelerated vesting in connection with certain transactions defined in the Stock Plan (including certain change-in-control transactions). No currently outstanding equity award agreement provides for such acceleration of vesting. In addition, the Stock Plan provides that the Board of Directors may elect to accelerate vesting for any Stock Plan participant at such times and in such amounts as the Board of Directors determines. Any change in control agreement with an executive officer, should it be deemed necessary, would require approval by the Compensation Committee and the Board of Directors.

Determination of Compensation

Total Compensation

For purposes of evaluating executive officer total compensation including base salary, discretionary bonus, equity awards and incentive compensation, the Compensation Committee primarily considers two factors:

- *Benchmark data*: Historically, the Compensation Committee has engaged a compensation consultant on an annual basis to review and benchmark our executive compensation programs.
- *Company and individual-specific factors*: In addition to considering compensation levels of executives at similarly sized regional public companies, the Compensation Committee, in conjunction with the Chief Executive Officer, reviews the Company's financial performance objectives as well as non-financial performance objectives applicable to each executive (other than the Chief Executive Officer). The Company's financial performance objectives are determined through collaboration with the Chief Executive Officer, the Board of Directors and the Compensation Committee. The non-financial performance objectives applicable to each executive officer (other than the Chief Executive Officer) are determined in collaboration with the Chief Executive Officer, the executive officer and the Compensation Committee. The Compensation Committee, without input from the Chief Executive Officer, determines the financial and non-financial performance objectives applicable to the Chief Executive Officer. These objectives and associated awards are governed by the Annual Executive Bonus Program ("AEBP") with respect to executive officers who are not members of the sales team. Those executive officers who are also members of the sales team participate in individual sales compensation plans. The AEBP is described below under "Incentive Plan Compensation."

Base Salary and Discretionary Bonus

The Compensation Committee's goal is to provide a competitive base salary for our executive officers. The Compensation Committee has not established any formal guidelines for purposes of setting base salaries (such as payment at a particular percentile of the benchmark group), but instead considers the benchmark data along with the Company's performance and the individual's performance and experience in determining what represents a competitive salary. The Compensation Committee also considers these factors in its recommendations to the Board of Directors regarding whether and in what amounts to award discretionary cash bonuses, apart from cash awards that may be provided for under incentive plans.

With respect to 2011, in response to overall economic conditions and a need for the Company to proactively manage expenses, our Chief Executive Officer, in conjunction with the Compensation Committee and the Board of Directors, determined that salaries for the executive officers would not be changed. The Compensation

Committee and the Board of Directors also determined that the Chief Executive Officer's salary would not be changed with respect to 2011 for the same reasons. As such, for 2011 Mr. Crowley's annual base salary remained at $270,000 and Mr. Mahan's annual base salary remained at $208,000. Mr. Whiteside joined the Company in May 2011 at an annual base salary of $200,000.

In 2011, the Compensation Committee engaged a compensation consultant to review and benchmark the Company's executive compensation programs. A nationally recognized, technology-oriented compensation survey, which included both private and public companies whose annual revenue was between $80 million to $95 million, was used for purposes of benchmarking. The Compensation Committee, after evaluating benchmark data and the company- and individual-specific factors outlined above, recommended to the Board of Directors that the annual base salaries of certain of the Company's executive officers be increased. The Board of Directors approved this recommendation in February 2012, with the increases effective as of January 1, 2012.

The 2012 annual base salaries of our named executive officers, after giving effect to these increases, were as follows:

Name	Annual Base Salary
Brian T. Crowley	$295,000
Scott C. Mahan	$230,000
Mark D. Whiteside	$207,000

Equity Awards

Longer-term incentives in the form of grants of stock options, restricted stock, restricted stock units and other forms of equity instruments to executive officers are governed by the Stock Plan and are made both under incentive compensation plans and outside of those plans.

The Compensation Committee recommends grants and awards of stock options and other forms of equity instruments awarded to our executive officers under the Stock Plan. Grants and awards recommended by the Compensation Committee are then submitted to the Board of Directors for approval. Stock options have historically been granted at the time of hire of an executive officer. Further, the Compensation Committee periodically reviews the equity ownership of the executive officers and may recommend to the Board of Directors additional awards of equity instruments under the Stock Plan based on a number of factors, including benchmark data, Company performance and individual performance, the vested status of currently outstanding equity awards, the executive's equity ownership in relation to the other executives and other factors. The Compensation Committee maintains no formal guidelines for these periodic reviews. Stock options are awarded with exercise prices equal to the closing market price per share of our common stock on the grant date.

In February 2012, the Compensation Committee recommended and the Board of Directors approved new grants of restricted stock units to certain executive officers, including the named executive officers, in order to keep a healthy long-term incentive in place as older grants have vested. The awards to our named executive officers were in the amounts of 15,000 restricted stock units to Mr. Crowley, 10,000 restricted stock units to Mr. Mahan and 40,000 restricted stock units to Mr. Whiteside. These grants vest annually in equal installments over four years.

Incentive Plan Compensation

Our named executive officers also participate in incentive compensation programs as described below. Executive officers of the Company who are not members of the sales team participate in the AEBP.

The objectives of the AEBP are to:

- Encourage and reward individual and corporate performance;

- Seek alignment of executive officers' compensation with shareholder interests on both a short-term and long-term basis; and
- Attract and retain highly-qualified executives.

The AEBP, under which executive officers, other than the Company's Senior Vice President, Worldwide Sales and Marketing, have the potential to earn awards of cash and restricted stock units, is maintained in collaboration among the Compensation Committee, the Board of Directors and the Chief Executive Officer. Payment under the AEBP is contingent on the achievement of an adjusted annual net income target for the Company and the achievement of individual objectives set for the executive. Individual objectives may be related to achievements such as growing revenue streams, developing successful new products, maintaining low involuntary employee turnover and improving infrastructure to enhance business velocity.

The amount of bonus earned under the AEBP is determined by the following formula, the elements of which are described below:

*Bonus Amount = Base Salary * Target Bonus Opportunity * Company Achievement Multiplier (50% to 130%) * Individual Achievement Multipliers (0% to 100%)*

Target Bonus Opportunity. The Target Bonus Opportunity for each executive officer is set as a percentage of base salary. The philosophy used by the Compensation Committee in setting the Target Bonus Opportunity is similar to that used in setting base salaries for the executive officers, including consideration of the benchmark data described previously, among other things. The 2012 Target Bonus Opportunity percentages were as follows for the named executive officers:

Title	Target Bonus Opportunity
Chief Executive Officer	65%
Chief Financial Officer	50%
Senior Vice President, Professional Services	40%

Company Achievement Multiplier. The Compensation Committee, in conjunction with the Chief Executive Officer and Board of Directors, determines the threshold financial measures that the Company must meet in order for executives to earn bonuses under the AEBP. Because reported net income contains equity-based compensation expense, and because the actual amount of compensation expense is variable based on factors largely out of the control of the executive team, the Compensation Committee has decided that net income with equity-based expense added back, or "adjusted net income," will be used as the primary measure for achievement in the AEBP. Additionally, because it is not possible to accurately forecast the amount of executive bonuses earned at the start of the year, and because executive bonuses are not included in the Company's annual budget, adjusted net income excludes any executive bonus expense. The Compensation Committee also has discretion to make other adjustments based on particular facts and circumstances that may arise. The Compensation Committee has set three adjusted net income targets:

Bonus Trigger: This is the minimum amount of adjusted net income that the Company must earn in order for any AEBP bonuses to be paid. Once adjusted net income reaches this amount, the Company Achievement Multiplier is set at 50%.

Bonus Target: This is the target adjusted net income level at which the Company Achievement Multiplier is set at 100%. This number corresponds to the net income number set forth in the 2012 budget that is formally approved by the Board of Directors, with any 2012 equity-based compensation expense estimate added back.

Bonus Cap: This is the adjusted net income level at which the Company Achievement Multiplier will cap at 130%.

If the Company does not achieve the Bonus Trigger, then the Company Achievement Multiplier is set at 0%, and no bonuses are paid under the AEBP.

When adjusted net income falls between the Bonus Trigger and the Bonus Target, the Company Achievement Multiplier will be prorated from 0% to 100%. When adjusted net income falls between the Bonus Target and the Bonus Cap, the Company Achievement Multiplier will be prorated from 100% to 130%. If adjusted net income is greater than the Bonus Cap, the Company Achievement Multiplier will remain capped at 130%.

For 2012, the financial targets for the Company Achievement Multiplier were as follows:

	Adjusted Net Income		
Description	**Minimum**	**Maximum**	**Bonus Percentage**
Below Trigger	$ 0	$ 4,683,199	0%
Trigger to Target	$4,683,200	$ 5,853,999	0% to 100% prorated
Target	$5,854,000	$ 5,854,000	100%
Above Target	$5,854,001	$ 7,610,200	100% to 130% prorated
	$7,610,200	$ and above	capped at 130%

Individual Achievement Multiplier. Each executive other than the Chief Executive Officer is assigned objectives by the Chief Executive Officer. The Compensation Committee in conjunction with the Board of Directors determines the Chief Executive Officer's objectives. Objectives for executives other than the Chief Executive Officer may be modified by the Chief Executive Officer during the year in order to suit current business conditions. Objectives are meant to provide guidance and incentive for each executive in the day to day operation of a particular business function.

Each objective carries a particular weighting, with the sum of all objective weightings adding up to 100%.

At the end of the year, the Chief Executive Officer reviews each objective with the particular executive, and determines if the objective was achieved (0% or 100%), or in the case of a prorated objective, what percentage of the objective was achieved. The Chief Executive Officer's determination is reviewed by the Compensation Committee. The Compensation Committee reviews the Chief Executive Officer's achievement of objectives.

The Individual Achievement Multiplier is then determined by multiplying the achievement level of each objective by the assigned weighting for that objective. The results for all objectives are then added together to form the Individual Achievement Multiplier. For example, if an executive had four objectives, each weighted at 25%, the Individual Achievement Multiplier would be determined as follows:

*Individual Achievement Multiplier = (Objective 1 Achievement % * 25%) + (Objective 2 Achievement % * 25%) + (Objective 3 Achievement % * 25%) + (Objective 4 Achievement % * 25%)*

As noted above, the objective achievement percentage for pass/fail objectives will be 0% or 100%. For prorated objectives, the objective achievement percentage will be prorated between 0% and 100%, inclusive.

Payment of Bonuses. When an executive earns a bonus under the AEBP, the mix of consideration is dependent on the amount of bonus earned. The amount of the bonus which is up to or equal to 50% of the executive's base salary (or prorated base salary if the executive was not with us for the full year) is paid in cash, with the remainder paid in the form of restricted stock units which vest over two years in four equal installments semiannually on the last day of July and December of the two years following the year as to which the bonus is payable. The total number of restricted stock units in the grant is determined by dividing the non-cash portion of the bonus by the closing price of our common stock on the date of grant. Generally, the Compensation Committee and Chief Executive Officer will attempt to complete bonus calculations as quickly as possible once the fiscal year ends and our finance team has delivered a stable view of adjusted net income for the year. Once the bonus calculations are complete, they must be presented to and approved by the Board of Directors. If restricted stock units are to be awarded to executives, the grant date will be the date that the AEBP awards are approved by the Board of Directors.

Executives must be employed by us at the end of the measurement year in order to be eligible for a bonus. If an executive leaves the employ of the Company before previously awarded restricted stock units have fully vested, any unvested units will be forfeited.

2012 Bonus Amounts. In 2012, our adjusted net income did not reach the minimum trigger, and therefore no bonuses were achieved.

Incentive Sales Compensation Plan

Sales executives participate in non-equity incentive compensation plans with provisions tailored to the particular individual. The terms of these plans are determined by agreement with the sales executive each year with respect to a particular year's incentive compensation, but with terms that are subject to change each quarter. There are no minimum or maximum amounts payable; percentage commissions depend entirely on the Company's level of achievement with respect to the particular gross profit measures, while quarterly bonuses are either earned or missed according to whether the particular Company performance quota is met.

Other Compensation and Perquisites

Executives are eligible to participate in standard benefit plans available to all employees including the Company's 401(k) retirement plan, medical, dental, disability, vacation and sick leave and life and accident insurance. The same terms apply to all employees for these benefits except where the value of the benefit may be greater for executives due to the fact that they are more highly compensated than most other employees (e.g., disability benefits). However, all executive officers receive a phone allowance of $1,800 per year, as do other employees whose job responsibility requires them to be on call. The individuals receiving the allowance are not reimbursed for normal cell phone usage. We provide no pension or deferred compensation benefits to our executive officers. We do not currently have in place any tax "gross-up" arrangements with our executives.

Outstanding Equity Awards at Fiscal Year End

The following table presents the outstanding equity awards held by the named executive officers as of December 31, 2012:

		Option Awards				Stock Awards (4)	
		Number of Securities Underlying Unexercised Options					
Name	Grant Date	Exercisable (#)	Unexercisable (#)	Option Exercise Price ($) (1)	Option Expiration Date (2)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (5)
Brian T. Crowley . . .	07/24/2003	75,000	—	4.00	07/24/2013		
	09/21/2004	125,000	—	2.32	09/21/2014		
	03/23/2007	50,000	—	4.34	03/23/2017		
	03/20/2008	45,000	—	3.80	03/20/2018		
	06/30/2011					31,250	91,638
	02/13/2012					12,187	35,737
Scott C. Mahan	01/07/2004	37,500	—	6.47	01/07/2014		
	09/21/2004	62,500	—	2.32	09/21/2014		
	03/23/2007	35,000	—	4.34	03/23/2017		
	03/20/2008	25,000	—	3.80	03/20/2018		
	06/30/2011					18,750	54,938
	02/13/2012					8,125	23,826
Mark D.	05/09/2011	12,500	37,500	6.17	05/09/2021(3)		
Whiteside	02/13/2012					32,500	95,303

(1) The option exercise price is the closing price of our common stock on the grant date.

(2) All options outstanding expire ten years from the grant date.

(3) These options vest annually over four years from the grant date.

(4) The awards granted on June 30, 2011 are restricted stock units granted by the Board of Directors to compensate certain senior executives for performing their services at below market rates for the preceding years. These awards vest quarterly in equal installments over four years. The awards granted on February 13, 2012 are described above under "Determination of Compensation – Equity Awards." These awards vest annually in equal installments over four years.

(5) Based on the closing price of our common stock of $2.9324 on December 31, 2012.

Employee Benefit Plans

Equity Compensation Plan Information

The following table presents certain information regarding our common stock that may be issued upon the exercise of options and vesting of restricted stock units granted to employees, consultants or directors as of December 31, 2012:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,578,931(1)	$3.59	1,104,349(2)
Equity compensation plans not approved by security holders	197,200	$3.32	52,800(3)

(1) Amount includes 236,513 restricted stock units granted and unvested as of December 31, 2012.

(2) The Stock Plan does not provide for any automatic annual increase in the number of shares reserved for issuance thereunder.

(3) Indicates shares of our common stock reserved for issuance under the 2011 Inducement Award Plan ("Inducement Plan"), which we established in connection with our acquisition of MPC Data Limited in 2011. There were 250,000 shares allocated for award under the Inducement Plan at the time it was adopted. The number of shares available for issuance may be modified by our Board of Directors, subject to SEC and NASDAQ limitations. There were options to purchase 211,450 shares granted under the Inducement Plan during 2012 (some of which had terminated as of December 31, 2012, with the underlying common stock returned to the pool as available for issuance).

Fourth Amended and Restated Stock Plan

We have granted options to purchase common stock to our officers, directors, employees and consultants under the Stock Plan. The Stock Plan also enables us to grant restricted stock, restricted stock units and certain other equity-based compensation to our officers, directors, employees and consultants. We awarded restricted stock units to our directors in 2011 and 2012. We also awarded restricted stock units to certain of our officers and other employees in 2011 and 2012.

401(k) Plan

We maintain a tax-qualified 401(k) employee savings and retirement plan for eligible U.S. employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) plan in the amount equal to one-half of the first 6% of an employee's contributions. Matching contributions are subject to a vesting schedule; all other contributions are fully vested at all times. We intend the 401(k) plan to qualify under Sections 401(k) and 501 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or the Company to the 401(k) plan and income earned, if any, on plan contributions are not taxable to employees until withdrawn from the 401(k) plan (except as regards Roth contributions), and so that we will be able to deduct our contributions when made. The trustee of the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in any of a number of investment options.

STOCK OWNERSHIP

Security Ownership of Principal Shareholders, Directors and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 1, 2013 by:

- each person who is known by us to own beneficially more than five percent of the outstanding shares of common stock;
- each director of the Company;
- each of the named executive officers; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares listed below under the heading "Total Common Stock Equivalents" is the aggregate beneficial ownership for each shareholder and includes:

- common stock beneficially owned;
- restricted stock awards;
- currently vested options; and
- stock options and restricted stock units that are not currently vested but will become vested within 60 days after October 1, 2013.

Of this total amount, the number of shares of common stock underlying options that are currently vested, and stock options and restricted stock units that are not currently vested but will become vested within 60 days after October 1, 2013, are deemed outstanding for the shareholder (the "Deemed Outstanding Shares") and are also separately listed below under the heading "Number of Shares Underlying Options and RSUs." For purposes of calculating the number of shares beneficially owned by a shareholder, director or executive officer and resulting percentage ownership, the Deemed Outstanding Shares are not treated as outstanding for the purpose of computing the percentage ownership of common stock outstanding of any other person.

This table is based on information supplied by officers, directors, principal shareholders and filings made with the SEC. Percentage ownership is based on 11,136,132 shares of common stock outstanding as of October 1, 2013.

Unless otherwise noted below, the address for each shareholder listed below is: c/o BSQUARE Corporation, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004. Unless otherwise noted, each of the shareholders listed below has sole investment and voting power with respect to the common stock indicated, except to the extent shared by spouses under applicable law.

Name and Address of Beneficial Owner	Total Common Stock Equivalents	Number of Shares Underlying Options and RSUs	Percent of Common Stock Equivalents
5% Owners:			
Palogic Value Management, L.P. (1) 1700 Pacific Avenue Suite 4535 Dallas, TX 75201	686,909	—	6.2%
Renaissance Technologies LLC (2) 800 Third Ave, 33rd Floor New York, NY 10022	627,975	—	5.6%
Directors and Executive Officers:			
Jerry Chase	33,046	29,546	*
Andrew Harries	87,474	56,819	*
Elliott H. Jurgensen, Jr.	194,824	60,850	1.7%
Harel Kodesh	29,546	29,546	*
William D. Savoy	166,298	92,046	1.5%
Kendra A. VanderMeulen	131,923	78,671	1.2%
Brian T. Crowley (3)	331,137	223,125	3.0%
Scott C. Mahan	229,062	162,500	2.1%
Mark D. Whiteside	66,351	52,500	*
All executive officers and directors as a group (4)	1,077,028	670,149	9.7%

* Less than one percent.

(1) The indicated ownership is based solely on a Schedule 13G/A filed with the SEC on January 23, 2013 by the reporting person and may have changed since the date of its filing.

(2) The indicated ownership is based solely on a Schedule 13G/A filed with the SEC on February 13, 2013 by the reporting person and may have changed since the date of its filing.

(3) As noted above, Mr. Crowley stepped down as a director and as President and Chief Executive Officer in September 2013. He is included in this table because he is a named executive officer for 2012.

(4) Includes two additional executive officers in addition to Messrs. Chase, Mahan and Whiteside.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC reports of ownership on Form 3 and changes in ownership on Form 4 and Form 5. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulations to furnish to the Company copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that during the year ended December 31, 2012, its officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities complied with all applicable Section 16(a) filing requirements.

Biographical details of each officer are set forth above under the heading "Executive Officers."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no transactions since January 1, 2011, nor are there any proposed transactions as of the date of this proxy statement, as to which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years and in which any related person has or will have a direct or indirect material interest, other than equity and other compensation, termination and other arrangements which are described above under "2012 Director Compensation" and "Executive Officer Compensation."

PROPOSAL NO. 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that we provide our shareholders with the opportunity to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC.

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is not binding on the Company, our Board of Directors or our Compensation Committee. Moreover, the vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. However, while this vote is advisory and not binding on us, we will consider your views when determining executive compensation in the future, including seeking to determine the causes of any significant negative voting results to better understand issues and concerns.

Executive compensation is an important matter for us and for our shareholders. The core of our executive compensation philosophy and practice continues to be pay for performance. As discussed in the "Executive Officer Compensation" section above, our executive compensation programs are based on practices that require achievement of challenging goals – goals that will drive us to achieve profitable revenue growth and market share gains, while expanding the global market opportunity for our products, technology and services portfolio, and ultimately leading to long-term shareholder value. We believe our compensation programs are strongly aligned with the long-term interests of our shareholders, and have been and will continue to be effective in incenting the achievement and performance of our executive officers. Compensation of our executive officers is designed to enable us to attract and retain talented and experienced senior executives to lead us successfully in a competitive environment.

Our named executive officers and the compensation of the named executive officers is described in the "Executive Officer Compensation" section of this proxy statement, including our compensation philosophy and objectives and the fiscal 2012 compensation of the named executive officers.

We are asking shareholders to vote on the following resolution:

> **"Resolved, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the proxy statement for the 2013 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the SEC."**

Vote Required

Approval on an advisory basis of the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC requires that the votes cast in favor of the proposal exceed the votes cast against the proposal.

As indicated above, the shareholder vote on this resolution will not be binding on us, the Compensation Committee or the Board of Directors, and will not be construed as overruling any decision by us, the Compensation Committee or the Board. The vote will not be construed to create or imply any change to our fiduciary duties or those of the Compensation Committee or the Board, or to create or imply any additional fiduciary duties for us, the Compensation Committee or the Board.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2.

PROPOSAL NO. 3
ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

As discussed above, the Dodd-Frank Act and regulations promulgated thereunder require the Company to conduct a separate shareholder vote to approve compensation of named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC. The Dodd-Frank Act further provides that this shareholder vote shall occur every one, two or three years. Shareholders are entitled to cast an advisory vote to reflect the desired frequency of such vote as being every one, two or three years.

Accordingly, we are asking our shareholders to provide input on the frequency of future shareholder advisory votes on executive compensation. In particular, we are asking whether the advisory vote should occur every year, every two years or every three years. You may cast your vote on the preferred voting frequency by choosing the option of one year, two years, or three years when voting in response to this proposal. You may also abstain from voting.

We understand that our shareholders may have different views as to what is the best approach for us with respect to the frequency of future advisory votes on executive compensation. After considering a variety of factors, the Board of Directors recommends that you support a frequency of one year for future advisory votes on executive compensation. We believe that holding an advisory vote every year will allow shareholders to provide us with direct and timely input on the compensation of our executive officers. This approach is consistent with our commitment to direct engagement with shareholders on executive compensation and other matters. We believe the advisory vote will be another avenue for shareholders to express their views on executive compensation to the Board, our management and Compensation Committee.

Vote Required

The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. As indicated above, the shareholder vote on this matter is advisory and will not be binding on us, the Compensation Committee or the Board of Directors. However, we value your opinion and will consider the voting results in making a determination concerning the frequency of future executive compensation votes.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR "ONE YEAR" ON PROPOSAL NO. 3

PROPOSAL NO. 4
RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The independent registered public accounting firm of Moss Adams LLP ("Moss Adams") has acted as the Company's auditor since May 2006 and has audited the Company's financial statements for the years ended December 31, 2012 and 2011. Moss Adams is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and issuing a report on its audit. A representative of Moss Adams is expected to be present at the Annual Meeting, where he or she will have the opportunity to make a statement and to respond to appropriate questions.

The Audit Committee's Charter provides that it shall have the sole authority and responsibility to select, evaluate and, if necessary, replace the Company's independent registered public accounting firm. The Audit Committee has selected Moss Adams as the Company's independent registered public accounting firm for the year ending December 31, 2013.

The Audit Committee pre-approves all audit and non-audit services performed by the Company's auditor and the fees to be paid in connection with such services in order to assure that the provision of such services does not impair the auditor's independence. Unless the Audit Committee provides general pre-approval of a service to be provided by the auditor and the related fees, the service and fees must receive specific pre-approval from the Audit Committee.

Audit Fees

Moss Adams billed the Company for audit fees of $234,898 and $231,678 for the years ended December 31, 2012 and 2011, respectively. These audit fees related to professional services rendered in connection with the audit of the Company's annual consolidated financial statements, the reviews of the consolidated financial statements included in each of the Company's quarterly reports on Form 10-Q and accounting services that relate to the audited consolidated financial statements and are necessary to comply with generally accepted auditing standards.

Audit-Related Fees

There were no fees billed for fiscal years 2012 or 2011 for assurance and related services by Moss Adams that were reasonably related to the performance of its audit of our financial statements and not reported under the caption "Audit Fees."

Tax Fees

There were no fees billed for fiscal years 2012 or 2011 for tax compliance, tax advice or tax planning services rendered to the Company by Moss Adams.

All Other Fees

Moss Adams billed the Company $500 for fees related to acquisition accounting consultation and evaluation of the valuation report of the acquisition target during the year ended December 31, 2011. Moss Adams billed the company $5,000 for an audit of certain general and administrative related expenses during the years ended December 31, 2012 and 2011 related to an international tax credit.

Audit Committee Report

In connection with the Company's financial statements for the fiscal year ended December 31, 2012, the Audit Committee has:

- Reviewed and discussed the audited financial statements with management;

- Discussed with the Company's independent registered public accounting firm, Moss Adams LLP, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and discussed with the independent registered public accounting firm the independent registered public accounting firm's independence.

Based upon these reviews and discussions, the Audit Committee as then constituted approved the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

Submitted by the Audit Committee:
Elliott H. Jurgensen, Jr., Chair
Andrew Harries
William D. Savoy

Vote Required

The ratification of the appointment of Moss Adams LLP as our independent registered public accounting firm requires that the votes cast in favor of the proposal exceed the votes cast against the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

PROPOSAL NO. 5
AMENDMENT TO AMENDED AND RESTATED ARTICLES OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS AND PROVIDE FOR ANNUAL ELECTION OF DIRECTORS

The Board of Directors has unanimously adopted and is submitting for shareholder approval an amendment (the "Amendment") to the Company's Amended and Restated Articles of Incorporation (the "Articles") that would declassify the Company's Board of Directors, so that all directors stand for election annually. If the Amendment is approved by the shareholders at the Annual Meeting, the Board will amend the Articles to include the Amendment.

Currently, the Articles provide that our Board of Directors is divided into three classes, with each class being elected every three years. In making a determination whether to adopt the Amendment, the Board took into consideration arguments in favor of and against continuation of the classified Board and determined that it is in the Company's best interests to declassify the Board. In its review, the Board considered the potential advantages of declassification, including the ability of shareholders to evaluate directors annually, and the Board recognizes the growing sentiment among shareholders and the investment community in favor of annual elections. After carefully weighing all of these considerations, the Board determined that it is appropriate to propose the Amendment.

If the Amendment is approved by the shareholders at the Annual Meeting, the declassified board structure will be phased in over a three-year period. Directors elected to three-year terms prior to the effectiveness of the Amendment (including directors elected at this Annual Meeting) will complete those terms, and, prior to the 2016 Annual Meeting, any director elected to fill a vacancy resulting from the death, resignation or removal of an existing director will hold office for the same remaining term as that of his or her predecessor. Beginning with the 2016 Annual Meeting, all directors will stand for election annually.

More specifically:

- Class I directors to be elected at this Annual Meeting will serve their full three-year terms, which expire at the 2016 Annual Meeting. Beginning with the 2016 Annual Meeting, Class I directors will stand for election on an annual basis, for one-year terms.
- Class II directors will serve the remainder of their elected terms, which expire at the 2014 Annual Meeting. Beginning with the 2014 Annual Meeting, Class II directors will stand for election on an annual basis, for one-year terms.
- Class III directors will serve the remainder of their elected terms, which expire at the 2015 Annual Meeting. Beginning with the 2015 Annual Meeting, Class III directors will stand for election on an annual basis, for one-year terms.

The full text of the proposed Amendment is attached as Appendix A to this proxy statement, with deletions indicated by strikeouts and additions indicated by underlining.

If the Amendment is approved by the shareholders at the Annual Meeting, the changes to our Articles of Incorporation will become legally effective upon the filing of a certificate of amendment with the Washington Secretary of State, which we intend to do shortly after the Annual Meeting. If shareholders do not vote to approve the proposed Amendment, the Board will remain classified and the directors will continue to be elected to serve three-year terms, subject to their earlier death, resignation or removal.

Vote Required

Approval of the proposal to amend our Amended and Restated Articles of Incorporation to declassify our Board of Directors requires votes cast in favor of the proposal by holders of a majority of our common stock outstanding as of the record date.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO DECLASSIFY OUR BOARD OF DIRECTORS AND PROVIDE FOR ANNUAL ELECTION OF DIRECTORS.

OTHER MATTERS

Shareholder Communications with the Board of Directors and Board Attendance at Annual Shareholder Meetings

Our shareholders may, at any time, communicate in writing with any member or group of members of the Board of Directors by sending such written communication to the attention of the Secretary of the Company by regular mail to our principal executive offices, email to investorrelations@bsquare.com or facsimile at 425-519-5998. Copies of written communications received by the Secretary of the Company will be provided to the relevant director(s) unless such communications are considered, in the reasonable judgment of the Secretary of the Company, to be improper for submission to the intended recipient(s). Examples of shareholder communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or our business, or communications that relate to improper or irrelevant topics.

The Chairperson of the Board of Directors is expected to make all reasonable effort to attend the Company's annual shareholder meeting in person. If the Chairperson is unable to attend an annual shareholder meeting for any reason, at least one other member of the Board of Directors is expected to attend in person. Other members of the Board of Directors are expected to attend the Company's annual shareholder meeting in person if reasonably possible. Messrs. Crowley, Howse, Jurgensen, Land and Savoy attended the 2012 Annual Meeting of Shareholders.

Transaction of Other Business

The Board of Directors of the Company knows of no other matters to be submitted at the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies will be voted in respect thereof as the proxy holders deem advisable.

Annual Report to Shareholders and Form 10-K

Our Annual Report to Shareholders for the year ended December 31, 2012 (which is not a part of our proxy solicitation materials) is being mailed to our shareholders with this proxy statement. A copy of our Annual Report on Form 10-K for the year ended December 31, 2012, without exhibits, is included with the Annual Report to Shareholders.

By Order of the Board of Directors



Scott C. Mahan
Senior Vice President, Operations,
Chief Financial Officer, Secretary and Treasurer
Bellevue, Washington
November 1, 2013

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APPENDIX A

ARTICLES OF AMENDMENT
OF
BSQUARE CORPORATION

Pursuant to RCW 23B.10.060, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The name of the corporation is BSQUARE CORPORATION (the "Corporation").

SECOND: The Articles of Incorporation are hereby amended by deleting Article III in its entirety and replacing it with the new Article III as follows:

ARTICLE III

DIRECTORS

The Board of Directors shall be set at seven. Following the date on which these Articles of Amendment to the Articles of Incorporation are effective, the Board of Directors shall not be classified and (i) any Director elected by the shareholders at or after the annual meeting of shareholders to be held in 2014 shall hold office until the next annual meeting of shareholders and until such Director's successor is duly elected and qualified or until such Director's death, resignation or removal; and (ii) any Director elected prior to the annual meeting of shareholders to be held in 2014 whose term does not expire at such annual meeting of shareholders to be held in 2014 shall hold office for the remainder of the term for which such Director was elected and until such Director's successor is duly elected and qualified or until such Director's death, resignation or removal; provided, however, that neither the foregoing sentence nor any decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director. ~~At the first election of directors after the Corporation is a Public Company, as defined below, the Board of Directors shall be divided into three (3) classes, as determined by the Board of Directors, with said classes to be as equal in number as may be possible, which classes shall be elected for the terms set forth below:~~

~~Class~~	~~Term~~
~~Class 1~~	~~1 Year~~
~~Class 2~~	~~2 Years~~
~~Class 3~~	~~3 Years~~

~~Thereafter, each Director's term shall be three (3) years, and each Director shall serve for the term he or she was elected and thereafter until his or her successor is elected and qualified (or the number of directors is reduced), or until his or her death, resignation or removal from office.~~ Directors need not be shareholders of the Corporation or residents of the State of Washington. Written ballots are not required in the election of Directors. For purposes of these Articles of Incorporation, the Corporation shall be a "Public Company" at such time and for so long as it has a class of equity securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or any successor statute (the "Exchange Act"), or is otherwise subject to the reporting requirements of Section 15(d) of the Exchange Act.

Newly created directorships resulting from any increase in the number of Directors or any vacancies on the Board of Directors resulting from death, resignation, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of the full term ~~of the class of Directors~~ in which the new directorship was created or in which the ~~new directorship was created or in which the~~ vacancy occurred and thereafter until such Director's successor shall have been elected and qualified (or the number of directors is reduced). ~~No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.~~

THIRD: The foregoing amendment does not provide for an exchange, reclassification, or cancellation of issued shares.

FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation on , 2013 and by the shareholders of the Corporation on , 2013 in accordance with RCW 23B.10.030 and RCW 23B.10.040.

* * * * *

Dated: , 2013.

BSQUARE CORPORATION

a Washington corporation

By: ________________________________

Its: ________________________________

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DIRECTORS, OFFICERS AND CORPORATE INFORMATION

DIRECTORS

Andrew S.G. Harries
Chairman of the Board
Co-Founder, Sierra Wireless (SWIR)
Co-Founder, Zeugma Systems Inc.

Jerry D. Chase
Former CEO and Director,
Lantronix

Elliott H. Jurgensen, Jr.
Retired Partner, KPMG LLP

Harel Kodesh
Chief Executive Officer,
Nurego Inc.

William D. Savoy
Former President,
Vulcan, Inc.

Kendra A. VanderMeulen
President,
National Christian Foundation, Seattle

EXECUTIVE OFFICERS

Jerry D. Chase
Interim Chief Executive Officer

Scott C. Mahan
Sr. Vice President, Operations, Chief Financial Officer, Secretary, Treasurer

Michael T. Stipe
Sr. Vice President,
Worldwide Sales and Marketing

Mark Whiteside
Sr. Vice President,
Professional Services

MAJOR GLOBAL OFFICE LOCATIONS

United States Headquarters:
110 110th Avenue NE, Suite 200
Bellevue, WA 98004
Tel: (425) 519-5900
Fax: (425) 519-5999
www.bsquare.com

Taiwan
2F., No. 337, Fuxing N. Rd.
Taipei City 105
Taiwan, R.O.C.
Tel: 886-2-8712-6055
Fax: 886-2-8712-6033

United Kingdom
County Gate
County Way
Trowbridge, Wiltshire BA14 7FJ United Kingdom
Tel: 44-1225-710600
Fax: 44-1225-710601

CORPORATE COUNSEL

Summit Law Group PLLC
Seattle, Washington

INDEPENDENT AUDITORS

Moss Adams LLP
Seattle, Washington

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
(877) 238-6957

ANNUAL MEETING

Our annual meeting of shareholders will be held on Tuesday, November 26, 2013, at 10:00 a.m. local time at BSQUARE Corporation U.S. Headquarters, 110 110th Avenue NE, Suite 200, Bellevue, Washington 98004.

FORM 10-K

We file an Annual Report on Form 10-K with the Securities and Exchange Commission. Copies are available without charge upon request. Requests should be sent to investorrelations@bsquare.com

STOCK EXCHANGE LISTING

Our common stock is traded on the Nasdaq Global Market under the symbol BSQR.

DIVIDENDS

We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

ıis annual report contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs d assumptions. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to predict. ɘase refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 10-K and other reports documents that we file from time to time with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on the forward-ɔking statements, which speak only as of the date made, and except as required by law, we undertake no obligation to update any forward-looking statement.



BSQUARE

FORGING SMART CONNECTIONS

110 110th Avenue NE, Suite 200
Bellevue, WA 98004
425-519-5900
www.bsquare.com